As filed with the Securities and Exchange Commission on December 12, 2003

Registration No. 333-110820

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel	2834	N/A
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5 Basel Street

P.O. Box 3190

Petach Tikva 49131

Israel

972-3-926-7267

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454-1090

Attention: William A. Fletcher

(215) 591-3000

(Address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Peter H. Jakes Jeffrey S. Hochman Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	Thomas E. Sparks, Jr. Kenneth E. Adelsberg Pillsbury Winthrop LLP 50 Fremont Street San Francisco, California 94105-2228 (415) 983-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger described in this proxy statement/prospectus are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)

Ordinary Shares, par value NIS 0.10 each, of Teva Pharmaceutical Industries Limited	N/A	N/A	$1,387,177,719	$112,223

(1)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the market value of the SICOR common stock to be exchanged in the merger, as the product of (1) $26.56, the average of the high and low sale prices of SICOR common stock on The NASDAQ National Market on November 24, 2003, and (2) the maximum possible number of shares of SICOR common stock to be canceled pursuant to the merger (calculated as 126,306,601, which is the sum of (a) 119,243,976 outstanding shares of SICOR common stock and (b) 7,062,625 shares of SICOR common stock issuable upon the exercise of employee and director options). Pursuant to Rule 457(f) of the Securities Act, the anticipated $1,967,525,604 of cash consideration to be paid by Teva Pharmaceutical Industries Limited to the holders of SICOR common stock in the merger has been deducted from the value of the SICOR common stock to be exchanged in the merger.
(2)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of such state.

Subject to completion, dated December 12, 2003

19 Hughes

Irvine, California 92618

(949) 455-4700

Dear Stockholder:	December 12, 2003

You are cordially invited to attend a special meeting of stockholders of SICOR Inc., to be held at 11:00 a.m., local time, on Friday, January 16, 2004, at SICOR’s principal executive offices, located at 19 Hughes, Irvine, California 92618. Enclosed are a Notice of Special Meeting of Stockholders, a proxy statement/prospectus and a proxy relating to the SICOR special meeting.

At the special meeting, you will be asked to consider and vote upon a proposal described in the proxy statement/prospectus to approve and adopt the Agreement and Plan of Merger, dated as of October 31, 2003, as amended, by and among SICOR, Teva Pharmaceutical Industries Limited and Silicon Acquisition Sub, Inc., a wholly owned subsidiary of Teva, pursuant to which Silicon Acquisition Sub will merge with and into SICOR and SICOR will survive the merger as a wholly owned subsidiary of Teva. At the time the merger becomes effective, each share of SICOR common stock will be converted into the right to receive $16.50 in cash and 0.1906 Teva ordinary shares, which will trade in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts, or ADRs. The Teva ADRs are quoted on the NASDAQ National Market under the symbol “TEVA.” The implied merger consideration of $27.50 per share, based on the closing price of Teva ADRs on October 30, 2003, represented a premium of approximately 32.3% over the closing price of SICOR common stock on October 21, 2003, the day before the initial news media reports regarding a possible transaction between SICOR and Teva and 35.3% over the average closing price of SICOR common stock for the 30 previous trading days ending on October 21, 2003. On December 11, 2003, the closing price for Teva ADRs was $58.59.

The board of directors of SICOR has unanimously determined the merger to be advisable and fair to and in the best interest of SICOR and its stockholders and approved the merger agreement. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AT THE SPECIAL MEETING.

Under Delaware law, if the merger is completed, SICOR stockholders of record who do not vote in favor of the merger will be entitled to exercise appraisal rights and obtain payment for the judicially determined fair value of their shares of SICOR common stock by following the specified procedures.

Detailed information concerning the proposed merger is set forth in the accompanying proxy statement/prospectus, which you are urged to read carefully and in its entirety. In particular, you should consider the “ Risk Factors” beginning on page 23.

After reading the proxy statement/prospectus, please return your proxy, by completing, dating, signing and returning the enclosed proxy in the prepaid envelope or by submitting your proxy by telephone or by the Internet, to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY OR ATTEND THE SPECIAL MEETING IN PERSON. If you have questions or requests for assistance in completing and submitting proxy cards, please contact D.F. King & Co., Inc. at toll-free 1-800-290-6429.

Sincerely yours,

Marvin Samson
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the ADRs to be issued by Teva under this proxy statement/prospectus or passed on the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated December 12, 2003, and is being first mailed to stockholders on or about December 12, 2003.

SICOR Inc.

Notice of Special Meeting of Stockholders

to be held January 16, 2004

A special meeting of Stockholders of SICOR Inc. will be held at 11:00 a.m., local time, on Friday, January 16, 2004, at SICOR’s principal executive offices, located at 19 Hughes, Irvine, California 92618, and any adjournments or postponements thereof.

At the meeting you will be asked to:

1.	consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated October 31, 2003, as amended, by and among SICOR Inc., Teva Pharmaceutical Industries Limited and Silicon Acquisition Sub, Inc., a wholly owned subsidiary of Teva, pursuant to which Silicon Acquisition Sub will merge with and into SICOR and SICOR will survive the merger as a wholly owned subsidiary of Teva; and

2.	act upon such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail.

SICOR’s board of directors unanimously recommends that the stockholders vote “FOR” the approval and adoption of the merger agreement.

The board of directors has set the close of business on December 9, 2003, as the record date for determining stockholders entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements thereof.

Under Delaware law, stockholders of record who do not vote in favor of the merger are entitled to appraisal rights if the merger is completed. If you exercise appraisal rights and follow the specified procedures set forth in the accompanying proxy statement/prospectus, you can receive the judicially determined fair value of your shares of SICOR common stock rather than the merger consideration to be paid under the merger agreement.

We will admit to the special meeting:

•	all stockholders of record at the close of business on December 9, 2003;

•	persons holding proof of beneficial ownership as of the record date, such as a letter or account statement from the person’s broker;

•	persons who have been granted proxies; and

•	such other persons that we, in our sole discretion, may elect to admit.

All persons wishing to be admitted must present photo identification. If you plan to attend the special meeting, please check the appropriate box on your proxy card or register your intention when voting by using the telephone or voting on the Internet, according to the instructions provided.

By order of the board of directors,

Wesley N. Fach
Secretary

December 12, 2003

Your vote is important. Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person.

You may submit your proxy by telephone or by the Internet by following the instructions on the enclosed proxy or voting form or by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Please do not send your common stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your certificates.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q1:	What is the proposed transaction for which I am being asked to vote?

A1:	You are being asked to vote to approve and adopt a merger agreement entered into among Teva Pharmaceutical Industries Limited, SICOR Inc. and Silicon Acquisition Sub. Inc., a newly formed, wholly owned subsidiary of Teva. In the merger, Silicon Acquisition Sub will be merged with and into SICOR. After the merger, SICOR will be the surviving corporation and will be a wholly owned subsidiary of Teva.

Q2:	What do I receive in the merger ?

A2:	In the merger, each share of your SICOR common stock will be exchanged for:

•	0.1906 ordinary shares of Teva, which will trade in the United States in the form of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs; and

•	$16.50 in cash, without interest.

Based upon the closing price of Teva’s ADRs on the NASDAQ National Market on October 30, 2003, the date prior to the announcement of the transaction, the combined consideration for each outstanding share of SICOR common stock amounts to $27.50. On December 11, 2003, the most recent practicable date before the printing of this proxy statement/prospectus, the closing price on NASDAQ for Teva ADRs was $58.59. We urge you to obtain a current market quotation.

Q3:	What vote is required for approval?

A3:	The merger agreement must be approved by a majority of the outstanding shares of SICOR common stock. Therefore, if you abstain or fail to vote, it will have the same effect as voting against the merger agreement. You are entitled to vote on the merger agreement if you held SICOR common stock at the close of business on the record date, which is December 9, 2003. On that date, 119,700,267 shares of SICOR common stock were outstanding and entitled to vote.

Q4:	How does the SICOR board of directors recommend that I vote my shares?

A4:	After careful consideration, SICOR’s board of directors has unanimously determined that the merger is advisable and fair and in the best interests of SICOR and its stockholders and approved the merger agreement and the merger. Accordingly, SICOR’s board of directors recommends that you vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger.

Q5:	What are the United States federal income tax consequences of the merger for me?

A5:	After the merger you will be treated as having sold or exchanged your SICOR common stock for cash and Teva ADRs. In general, you will recognize gain or loss equal to the difference between the value of the merger consideration you receive and your aggregate adjusted tax basis in your SICOR common stock.

Q6:	What will happen to SICOR’s outstanding options in the merger?

A6:	SICOR’s outstanding options will be assumed by Teva in the merger. Each option so assumed will thereafter represent an option to purchase a number of Teva ADRs equal to the number of shares of SICOR common stock subject to the option immediately prior to the merger (whether or not vested) multiplied by the option exchange ratio, rounded down to the nearest whole Teva ADR. The option exchange ratio is equal to:

•	the number of Teva ADRs that the holder of the SICOR option would have been entitled to receive pursuant to the merger if the holder had exercised its option in full immediately prior to the merger, plus

•	the number of Teva ADRs, determined by dividing

•	the amount of cash that the holder of the SICOR option would have been entitled to receive pursuant to the merger if the holder had exercised its SICOR option in full immediately prior to the effective time of the merger by

•	the closing price of the Teva ADRs on the business day immediately prior to the effective time of the merger as reported by the NASDAQ.

The exercise price per Teva ADR is equal to:

•	the aggregate exercise price for the shares of SICOR common stock which otherwise could have been purchased pursuant to the SICOR option immediately prior to the effective time of the merger divided by

•	the aggregate number of Teva ADRs deemed to be purchasable pursuant to the assumed SICOR option.

Other than with respect to the number of shares subject to the option and the exercise price, which will be adjusted as described above, the assumed options will continue to have the same terms and conditions (including option periods) under the plans from which they were granted as they had prior to their assumption. By virtue of the merger, each assumed SICOR option will become fully vested and exercisable.

Q7:	When do you expect the merger to be completed?

A7:	We expect to complete the merger promptly after we receive SICOR stockholder approval at the special meeting and after we receive all necessary regulatory approvals. We currently anticipate closing in the first quarter of 2004.

Q8:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A8:	You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions. Because the proposals in this proxy statement/prospectus require an affirmative vote of a majority of the outstanding shares of SICOR common stock for approval, these so-called “broker non-votes” will have the same effect as votes cast against the merger agreement.

Q9:	What do I need to do now?

A9:	After carefully reading and considering the information contained in or incorporated by reference into this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope or submit your proxy by telephone or by the Internet as soon as possible so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the card to vote your shares at the stockholders meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption and approval of the merger agreement. If you do not vote or if you abstain, it will have the same effect as a vote against the merger agreement. YOUR VOTE IS VERY IMPORTANT.

Q10:	May I change my vote after I have mailed my signed proxy card?

A10:	You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways. First, you can send a written notice stating that you want to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

Wesley N. Fach

Secretary

SICOR Inc.

19 Hughes

Irvine, California 92618

Third, you can submit a proxy by telephone or the Internet at a later time following instructions on the enclosed proxy card.

Fourth, you can attend the SICOR special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q11:	Am I entitled to appraisal rights?

A11:	Yes. Under Delaware law, because a portion of the merger consideration is being paid in cash, SICOR stockholders may exercise appraisal rights in connection with the merger. The provisions of Delaware law governing appraisal rights are complex, and you should study them carefully if you wish to exercise appraisal rights. A stockholder may take actions that prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect the rights. A copy of Section 262 of the Delaware General Corporation Law is attached to this proxy statement/prospectus as Annex C. You should carefully review the section entitled “Appraisal Rights” beginning on page 53 of this proxy statement/prospectus for information regarding the actions that you must take in order to exercise appraisal rights.

Q12:	Should I send in my stock certificates now?

A12:	No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q13:	Are there any risks related to the proposed transaction or any risks related to owning Teva ADRs?

A13:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

Q14:	Who can help answer my questions?

A14:	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 1005

1-800-290-6429

SUMMARY

This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this proxy statement/prospectus. Stockholders are urged to review carefully the entire proxy statement/prospectus and the other information incorporated by reference.

You will receive 0.1906 Teva ADRs and $16.50 in cash in the merger for each share of SICOR common stock (page 57).

In the merger, each share of your SICOR common stock will be exchanged for

•	0.1906 ordinary shares of Teva which will trade in the United States in the form of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs; and

•	$16.50 in cash, without interest.

Based upon the closing price of Teva ADRs on the NASDAQ National Market, which we refer to as NASDAQ, on October 30, 2003, the last trading day before the announcement of the transaction, the combined consideration for each outstanding share of SICOR common stock amounts to $27.50, or a total purchase price of approximately $3.4 billion. As a result of the transaction, SICOR’s stockholders will own approximately 7% of Teva on a fully diluted basis. The cash portion of the consideration will be funded by Teva through available cash and cash equivalents and third party financing, which may include committed credit facilities.

You will not receive any fractional Teva ADRs in the merger. Instead of any fractional ADRs, a cash payment will be made to you, representing the value of the aggregate fractional Teva ADRs that you otherwise would be entitled to receive.

Comparative market prices and share information (page 21).

Teva ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. Teva ADRs are admitted to trading on NASDAQ under the symbol “TEVA.” Teva is part of the NASDAQ 100 Index. Each ADR represents one Teva ordinary share. SICOR’s common stock is listed and traded on the NASDAQ under the symbol “SCRI.”

On October 21, 2003, the last trading day prior to reports in the news media regarding a possible transaction, the last sales price of Teva ADRs was $57.54 per ADR and the last sales price of SICOR common stock was $20.79 per share. On October 30, 2003, the last trading day prior to the announcement of the execution of the merger agreement, the last sales price of Teva ADRs was $57.71 per ADR and the last sales price of SICOR common stock was $24.97 per share.

On December 11, 2003, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the last sales price of Teva ADRs was $58.59 per ADR and the last sales price of SICOR common stock was $27.34 per share. We urge you to obtain current market quotations.

The merger will be a taxable transaction to the holders of SICOR common stock for U.S. federal income tax purposes (page 52).

As a result of the merger, you will be treated as having sold or exchanged your shares of SICOR common stock for cash and Teva ADRs. In general, you will recognize gain or loss equal to the difference between (a) the sum of the cash and the fair market value of the Teva ADRs you receive pursuant to the merger and (b) your aggregate adjusted tax basis in your shares of SICOR common stock.

The SICOR board recommends that you vote “FOR” the merger (page 38).

On October 31, 2003, the SICOR board of directors unanimously:

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and are fair to and in the best interests of SICOR and its stockholders;

•	approved the merger agreement; and

•	resolved to recommend that its stockholders vote in favor of the merger agreement and the merger.

The SICOR board of directors recommends a vote “FOR” approval and adoption of the merger agreement and approval of the merger.

Bear, Stearns & Co. Inc. rendered an opinion, dated October 31, 2003, that the merger consideration is fair from a financial point of view to SICOR stockholders (page 41).

In deciding to approve the merger, the SICOR board of directors received an opinion from Bear Stearns that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the merger consideration of 0.1906 Teva ADRs and $16.50 in cash per share of SICOR common stock, with an aggregate implied value of $27.50 per share of SICOR common stock as of such date, is fair from a financial point of view to the SICOR stockholders. A copy of the fairness opinion is attached as Annex B to this proxy statement/prospectus. SICOR stockholders should read the opinion carefully and in its entirety.

Certain stockholders of SICOR have entered into a stockholders agreement (page 67).

Mr. Carlo Salvi, the vice chairman of SICOR, and certain of his affiliates are parties to a stockholders agreement, in which they have agreed to vote their shares in favor of the merger agreement and the merger at the special meeting. As of the record date, the parties to the stockholders agreement held 22,335,708 shares of SICOR common stock representing approximately 18.7% of the voting power of SICOR common stock.

There are differences between the rights of Teva stockholders and SICOR stockholders (page 77).

After the merger, SICOR stockholders will become Teva stockholders and their rights as stockholders will be governed by the memorandum and the articles of association of Teva, as well as the Israeli Companies Law. There are differences between Teva’s and SICOR’s governing documents as well as between the applicable governing laws. As a result, a SICOR stockholder will have different rights as a Teva stockholder than as a SICOR stockholder. The main differences have been summarized in this proxy statement/prospectus under “Comparative Rights of Teva and SICOR Stockholders.”

Dissenting SICOR stockholders will have appraisal rights (page 53).

Under Delaware law, SICOR stockholders of record who do not vote in favor of the merger will be entitled to exercise appraisal rights and obtain payment for the judicially determined fair value of their shares of SICOR common stock if the merger is completed. A discussion of these appraisal rights is included in this proxy statement/prospectus beginning on page 53 and the relevant provisions of the General Corporation Law of the State of Delaware are included as Annex C to this proxy statement/prospectus.

The interests of some SICOR officers and directors in the merger may differ from yours (page 49).

When considering the recommendation by the SICOR board of directors to vote “FOR” the merger agreement, you should be aware that selected executive officers and members of the board of directors of SICOR have certain interests in the merger agreement and the merger that are different from, and may conflict with, your interests as a stockholder. The board of directors of SICOR was aware of and considered these interests when it considered and approved the merger agreement and the merger.

Existing employment and severance agreements with certain officers of SICOR provide for benefits upon a “change in control,” including severance payments due if the officer’s employment is terminated within a certain amount of time following the consummation of the merger. In addition, all outstanding options, including those held by officers and directors, will immediately vest in full upon consummation of the merger.

Following the merger, Carlo Salvi is expected to serve as a member of Teva’s board of directors. Teva has agreed to continue certain indemnity agreements of certain existing and former directors, officers and employees of SICOR. These agreements were amended and restated prior to the merger agreement to clarify that there is a presumption that the indemnified parties are entitled to indemnification and that the indemnified parties as a group are entitled to at least one counsel of their choosing. Finally, for six years following the merger, Teva will maintain the indemnification provisions for officers and directors contained in SICOR’s charter documents.

On the record date, which is December 9, 2003, the directors and executive officers of SICOR, and their affiliates, beneficially owned 22,826,902 shares of SICOR common stock which represented approximately 19.1% of the outstanding shares of SICOR common stock as of the record date. As of the record date, the parties to the stockholders agreement held a combined 22,335,708 shares of SICOR common stock representing approximately 18.7% of the voting power of SICOR common stock.

A variety of governmental approvals must be obtained prior to the consummation of the merger (page 51).

U.S. Antitrust Filing. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act, the merger may not be consummated unless the requisite waiting period has expired or been terminated. On December 1, 2003, each of SICOR and Teva filed a pre-merger notification and report form pursuant to the HSR Act with the U.S. Department of Justice, Antitrust Division, which we refer to as the Justice Department, and the Federal Trade Commission, which we refer to as the FTC. In the absence of the grant of early termination, a voluntary withdrawal and resubmission of the filing or the issuance by the Justice Department or FTC of a request for additional information or documentary material, the waiting period under the HSR Act will expire at 11:59 p.m. on December 31, 2003. Following discussions with the staff of the FTC, Teva has committed, in light of the upcoming holiday season, to voluntarily withdraw and resubmit its filing if necessary. Even if the waiting period expires, the Justice Department, the FTC or other regulatory authorities could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger, to rescind the merger, or to require the divestiture of certain assets of SICOR or Teva.

Foreign Antitrust Filings. Pursuant to the German Act against Restraints of Competition, the merger may not be consummated unless it has been cleared by the German Federal Cartel Office or the applicable waiting periods have expired. The parties submitted their joint notification on December 12, 2003. The German Federal Cartel Office must notify the parties within one month from receipt of the notification if it intends to initiate an examination of the merger. Pursuant to the Mexican Antitrust Law, the Mexican Federal Competition Commission must be notified in advance of the merger. The parties submitted their joint notification on December 5, 2003. The Mexican Competition Commission has 45 days from the date of notification within which to object to the transaction. This period may be extended for an additional 60 days in complex cases. Pursuant to the Brazilian Antitrust Law, the Brazilian Administrative Council for Economic Defense must be notified within 15 business days of executing the merger agreement. The parties submitted their joint notification on November 21, 2003.

These U.S. and foreign regulatory authorities may challenge the merger on antitrust grounds and, if such a challenge is made, they may succeed in enjoining the merger as presently contemplated.

The obligations of Teva and SICOR to close the merger are subject to a number of conditions (page 64).

The obligations of Teva and SICOR to complete the merger are conditioned upon:

•	the other party’s representations and warranties being true and correct, except for failures that individually or in the aggregate would not reasonably be likely to have a material adverse effect on that party;

•	the other party having complied in all material respects with its material obligations under the merger agreement; and

•	the absence of any material adverse effect on the other party’s financial condition, business, assets or results of operations taken as a whole.

In addition, Teva’s and SICOR’s obligations are further conditioned on the following:

•	the approval of the merger and the merger agreement by SICOR’s stockholders;

•	the absence of any law, regulation, judgment, injunction or other order permanently prohibiting consummation of the merger or the other transactions contemplated by the merger agreement;

•	the waiting period applicable to the merger under the HSR Act having expired or terminated;

•	receipt of all required statutory approvals of the Mexican, German and Brazilian merger control authorities, the Tel Aviv Stock Exchange, and the National Association of Securities Dealers; and

•	the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective and no stop order having been issued by the U.S. Securities and Exchange Commission, which we refer to as SEC, and all Israeli authorizations necessary to carry out the transactions contemplated by the merger agreement having been obtained.

The obligation of SICOR to effect the merger is further subject to the fulfillment or waiver by SICOR of the following additional condition:

•	the Teva ADSs to be issued in connection with the merger and reserved for issuance upon exercise of the assumed SICOR options having been approved for quotation on NASDAQ.

Under certain circumstances Teva and SICOR may terminate the merger agreement (page 66).

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger by mutual written consent of Teva and SICOR. The merger agreement also may be terminated by either Teva or SICOR:

•	if the merger is not completed by April 30, 2004 (subject to an extension for six months if the delay is due to the failure to obtain regulatory approvals);

•	if the stockholders of SICOR fail to approve the merger and the merger agreement at the special meeting or at any adjournment or postponement thereof; or

•	if any governmental authority permanently restrains, enjoins or otherwise prohibits the consummation of the merger.

Additionally, SICOR may terminate the merger agreement if:

•

prior to the special meeting, the board of directors of SICOR determines in good faith, after consultation with its financial advisors and outside legal counsel, that a bona fide unsolicited acquisition proposal is a superior proposal. However, SICOR will not take any such action relative to the superior proposal until at least three calendar days following Teva’s receipt of written notice. The notice will state that SICOR has received a superior proposal and specify the material terms and conditions of the superior proposal. Additionally, SICOR’s board of directors must conclude in good faith, after consultation with its financial advisors and outside counsel, that any counterproposal made by Teva is not as favorable (taking into account the termination fee payable under the merger agreement) to SICOR’s stockholders as the superior proposal; or

•	prior to the effective time of the merger, Teva breaches a material representation, warranty, covenant or agreement such that SICOR’s closing conditions are not satisfied and that breach is either not capable of being cured or has not been cured within twenty days after written notice of such breach is given by SICOR to Teva.

If the merger agreement is terminated under certain circumstances, including if SICOR terminates the agreement to enter into an agreement with respect to a third party acquisition proposal and enters into a definitive agreement with respect to, or consummates a transaction contemplated by, an acquisition proposal within 12 months of such termination, SICOR must pay Teva a termination fee of $120 million. See “The Merger Agreement—Termination and Other Fees” for a complete discussion of the circumstances in which SICOR would be required to pay Teva’s expenses or the termination fee.

Teva may terminate the merger agreement if, at any time prior to the effective time of the merger:

•	prior to the SICOR special meeting, the board of directors of SICOR determines in good faith after consultation with its financial advisors and outside legal counsel that a bona fide unsolicited acquisition proposal is a superior proposal and either adopts an agreement relating to the proposal or recommends the proposal to the SICOR stockholders;

•	the board of directors of SICOR has withdrawn or materially and adversely modified its adoption of the merger agreement or its recommendation that the stockholders of SICOR approve this agreement;

•	a tender offer or exchange offer is commenced that, if successful, would result in any third party becoming beneficial owner of 30% or more of the outstanding shares of SICOR common stock and the board of directors of SICOR recommends that the stockholders of SICOR tender their shares in the tender or exchange offer;

•	SICOR fails to call or hold the special meeting within six months of the date of the merger agreement, unless Teva has breached in any material respect its obligations under the merger agreement in any manner that shall have caused the occurrence of the failure of the special meeting to be called or held; or

•	SICOR materially breaches a material representation, warranty, covenant or agreement contained in the merger agreement such that Teva’s closing conditions are not satisfied and that breach is either not capable of being cured or has not been cured within twenty days after written notice of the breach is given by Teva to SICOR.

SICOR has agreed not to solicit third party acquisition proposals (page 62).

Subject to certain exceptions, the merger agreement precludes SICOR and its subsidiaries or any SICOR officer, director, employee, agent or representative from initiating, soliciting, encouraging or otherwise facilitating, directly or indirectly, any inquiries or the making of any proposal or offer, with respect to:

•	any merger, reorganization, share exchange, business combination, recapitalization, consolidation, liquidation, dissolution or similar transaction involving SICOR or any of its significant subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or purchase of the assets or equity securities of SICOR or any of its subsidiaries, in each case comprising 15% or more in value of SICOR and its subsidiaries; or

•	any purchase or sale of, or tender offer or exchange offer for, 15% or more of the outstanding shares of SICOR common stock.

Teva ADRs are traded on NASDAQ (page 53).

Teva ADRs received by SICOR stockholders in the merger will be traded on NASDAQ. After completion of the merger, the shares of SICOR common stock will no longer be listed or traded.

Information about the companies.

Teva Pharmaceutical Industries Limited

Investor Relations

5 Basel Street

P.O. Box 3190

Petach Tikva 49131 Israel

Telephone: 972-3-926-7554

Fax: 972-3-926-7519

E-mail: ir@teva.co.il

Teva is a global pharmaceutical company producing drugs in all major treatment categories, including both generic and proprietary pharmaceutical products. Teva is one of the world’s largest global generic drug companies and has a leading position in the U.S. generic market. Generic drugs are therapeutically equivalent versions of brand-name drugs no longer protected by patents, and are generally sold at prices significantly lower than branded products. Teva believes that the large volume of branded products losing patent protection over the next five years and the increased cost containment pressures facing health care providers should lead to continued expansion of the generic pharmaceuticals market. Teva has successfully used its production and research capabilities to establish a global pharmaceutical business focused on the growing demand for generic drugs and on the opportunities for proprietary branded products for specific niche categories.

Teva Pharmaceuticals USA, Inc., Teva’s principal subsidiary, is one of the leading generic drug companies in the United States. Teva USA markets approximately 150 generic products representing more than 500 dosage strengths and packaging sizes, which are distributed in the United States.

Teva is also participating in the growth and development of the European market for generic products. Through its European subsidiaries, Teva manufactures approximately 300 generic products representing over 1,700 dosage strengths and packaging sizes, which are sold primarily in The Netherlands, the United Kingdom, Hungary and France. In June 2002, Teva completed the acquisition of the French generic operations of Bayer Pharma S.A.—Bayer Classics S.A., which was renamed Teva Classics S.A. Teva believes this acquisition enhances its competitive position in the emerging generic pharmaceutical market in France and its position among the leaders in the European generic pharmaceutical market.

In order to take advantage of the growth in the generic drug market, Teva also seeks to enter into strategic alliances and joint ventures. Teva currently has a marketing and product development agreement with Biovail Corporation International which provides Teva with exclusive U.S. marketing rights to Biovail’s controlled-release abbreviated new drug application product pipeline of eight generic versions of major branded pharmaceuticals. Teva also has a strategic alliance with IMPAX Laboratories, Inc. for the development and marketing of 12 controlled-release generic products, as well as a strategic alliance with Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.) for the development and worldwide commercialization of generic equivalents of certain biotechnology products.

The potential for future sales growth of Teva’s generic products lies in its pipeline of pending generic product registrations, as well as tentative approvals already granted. As of October 31, 2003, Teva had:

•	68 product applications, including products developed by Biovail and IMPAX, awaiting approval by the U.S. Food and Drug Administration, which we refer to as the FDA, including twelve tentative FDA approvals. Collectively, the brand name versions of these products had corresponding U.S. annual sales, as of June 30, 2003, exceeding $55 billion; and

•	378 applications pending in Europe for 100 compounds in 213 formulations.

In the area of proprietary drugs, Teva uses access to major research institutions in Israel and a combination of its own research and development personnel to develop innovative drug products for selected niche markets. Teva’s efforts have focused on products for central nervous system disorders and autoimmune diseases, primarily the development of Copaxone® for the treatment of multiple sclerosis, which has been sold in the United States since 1997, and the development of rasagiline for the treatment of Parkinson’s disease, which has been recently submitted for regulatory approval both to the FDA and the European Agency for Evaluation of Medicinal Products. In addition, Teva has innovative research projects in various clinical stages in the areas of Alzheimer’s disease, epilepsy, stroke and SLE, or Systemic Lupus Erythermatosus, as well as several projects in the pre-clinical stage, including in the area of cancer.

Copaxone® is the first non-interferon agent used in the treatment of relapsing-remitting multiple sclerosis. Multiple sclerosis, or MS, is a debilitating autoimmune disease of the central nervous system. Teva launched Copaxone® in Israel in December 1996 and in the United States in March 1997. In 1999, Copaxone® became Teva’s single largest product. In the first nine months of 2003, in-market global sales of Copaxone® amounted to $513 million, an increase of 34% from the comparable period in 2002. Copaxone® is reported to have the second largest market share among MS drugs in the United States. The pre-filled syringe, launched in the United States in April 2002, has substantially replaced the original vial presentation of Copaxone®. The ongoing growth in sales of Copaxone® in the United States has been enhanced by the continued penetration of Copaxone® in most European countries, with the most significant being Germany. Copaxone® has been approved for marketing in 42 countries, including the United States, the countries comprising the European Union, Israel, Australia, Canada, Argentina and Brazil.

In North America, Teva markets Copaxone® through Teva Neuroscience Inc., Teva’s wholly owned subsidiary, and distributes the product through Aventis Pharmaceuticals Inc. In Europe, Teva co-promotes Copaxone® with Aventis.

In September 2003, following the successful completion of the two phase III clinical trials in March, Teva submitted to the FDA a New Drug Application for rasagiline for the treatment of Parkinson’s disease. Teva and its strategic partner H. Lundbeck A/S recently submitted the rasagiline regulatory file to the European Agency for Evaluation of Medicinal Products. Teva expects to market rasagiline in Europe with H. Lundbeck A/S, and in the United States with its new strategic partner Eisai Inc.

Teva operates 18 finished dosage pharmaceutical plants in North America, Europe and Israel. The plants manufacture solid dosage forms, injectables, liquids and semi-solids. During 2002, Teva’s plants produced approximately 18 billion tablets and capsules.

Teva also possesses significant manufacturing operations for the production of active pharmaceutical ingredients. As both a supplier and end user of pharmaceutical raw materials, Teva believes that its experience in complying with the stringent requirements of the FDA and proven manufacturing expertise are significant competitive advantages relative to many of its smaller competitors. With a leading global market share in certain major chemicals for generic pharmaceuticals, Teva’s active pharmaceutical ingredients business also facilitates its entry into new drug markets and offers a cost effective source of raw materials for its own pharmaceutical production.

Teva is the leading pharmaceutical manufacturer in Israel, where it is incorporated and maintains its headquarters. During the first nine months of 2003, Teva generated approximately 62% of its revenue in North America, 26% in Europe and 12% in the rest of the world, predominately in Israel.

Silicon Acquisition Sub, Inc.

1090 Horsham Road

P.O. Box 1090

North Wales, PA 19454-1090

Silicon Acquisition Sub Inc., which we refer to as Merger Sub, is a Delaware corporation and a wholly owned subsidiary of Teva. Merger Sub was organized on October 29, 2003 solely for the purpose of effecting the merger with SICOR. It has not carried on any activities other than in connection with the merger agreement.

SICOR Inc.

19 Hughes

Irvine, California 92618

(949) 455-4700

SICOR is a vertically integrated, multinational specialty pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, or APIs, and generic biopharmaceuticals. SICOR operates its business through several subsidiaries, with business units located in the United States, Italy, Mexico, Lithuania, and Switzerland. Manufacturing operations are conducted in eight facilities located in California, Italy, Mexico and Lithuania, with the capability to produce either APIs or finished dosage pharmaceuticals, including facilities that are specifically dedicated to the production of biopharmaceuticals, oncolytics and corticosteroids.

SICOR’s finished dosage injectable pharmaceutical products are primarily used in hospitals and clinics for critical care/anesthesiology and oncology, and are marketed through its own sales force and its marketing partners, as well as through relationships with hospital group purchasing organizations, managed care groups and other large healthcare purchasing organizations. The Irvine facility, SICOR’s largest and most diverse finished dosage facility, provides SICOR with the capability to formulate, fill, label and package finished dosage forms of injectable pharmaceutical products. Finished dosage injectable pharmaceuticals produced in the Irvine facility are principally sold in the United States. SICOR also operates a contract manufacturing business focused on manufacturing finished dosage injectable products for biotechnology and pharmaceutical companies at its Irvine facility. SICOR’s Mexican pharmaceutical operation produces drugs in finished dosage form, including injectable oncolytic agents and critical care products. These products are sold in Mexico and exported to countries in Central and South America, the Middle East and Eastern Europe.

SICOR manufactures APIs for use in its own finished dosage manufacturing facilities, and for sale to other pharmaceutical companies located primarily in North America, the European Union and Asia for use in finished dosage pharmaceutical products, including anti-inflammatories, oncolytics, immunosuppressants, muscle relaxants and custom manufactured APIs for a variety of proprietary drug manufacturers. The majority of SICOR’s API production is carried out at two manufacturing sites in Italy. SICOR-Società Italiana Corticosteroidi S.p.A., a wholly owned subsidiary, is a major producer of oncolytic agents, steroids and certain other products in bulk drug form, which are manufactured through fermentation or chemical synthesis processes. SICOR’s Mexican API operation is located in Toluca, near Mexico City, and produces principally steroid products for export to various countries.

SICOR’s biopharmaceutical operations provide a platform for manufacturing and marketing biopharmaceutical products. SICOR Biotech U.A.B., a wholly owned subsidiary located in Lithuania, develops and manufactures generic recombinant protein products that are sold through agents and distributors in Lithuania, Latvia, Belarus, Korea, Pakistan, Bulgaria, Russia, Kazakhstan, Ukraine and Moldova. SICOR’s facilities in Lithuania offer bacterial fermentation and cell culture capabilities, including the production of proteins by biosynthesis in bacteria, yeast and mammalian cells, as well as research and development laboratories. SICOR’s finished dosage biopharmaceutical manufacturing facility in Toluca, Mexico became operational in the first quarter of 2002, and was designed to meet the regulatory requirements of the United States and the European Union.

SELECTED HISTORICAL FINANCIAL DATA OF TEVA

The selected financial data for each of the years in the three-year period ended December 31, 2002 and at December 31, 2002 and 2001 are derived from Teva’s audited consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected financial data for each of the years in the two-year period ended December 31, 1999 and at December 31, 2000, 1999 and 1998 are derived from other audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

The selected unaudited financial data as of and for each of the nine months period ended September 30, 2003 and 2002 are derived from unaudited consolidated financial statements incorporated by reference into this proxy statement/prospectus. Such financial statements include, in Teva’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on interim results as being indicative of results Teva may expect for the full year.

The information set forth below is not necessarily indicative of the results of future operations, and you should read the selected historical financial data together with Teva’s audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” included in Teva’s Annual Report on Form 20-F and Reports of Foreign Private Issuer on Form 6-K incorporated into this proxy statement/prospectus by reference.

Teva Pharmaceutical Industries Limited

Operating Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	U.S. dollars in millions (except ADR amounts)

Net sales	$2,334.4	$1,748.4	$2,518.6	$2,077.4	$1,749.9	$1,282.4	$1,115.9
Cost of sales	1,248.5	992.2	1,423.2	1,230.1	1,058.0	767.6	694.8

Gross profit	1,085.9	756.2	1,095.4	847.3	691.9	514.8	421.1
Research and development expenses:
Total expenses	166.2	131.3	192.6	168.6	132.3	91.6	75.6
Less participations and grants	16.5	18.8	27.6	61.4	27.7	9.8	7.5

Research and development-net	149.7	112.5	165.0	107.2	104.6	81.8	68.1
Selling, general and administrative expenses	377.9	297.6	406.4	358.1	301.0	223.2	199.1
Acquisition of research and development in process	—	—	—	—	35.7	17.7	13.5
Income from GlaxoSmithKline litigation settlement	100.0	—	—	—	—	—	—
Restructuring expenses	7.4	—	—	15.7	—	—	15.0

Operating income	650.9	346.1	524.0	366.3	250.6	192.1	125.4
Financial expenses-net	14.1	18.1	24.6	26.0	42.2	30.1	23.3
Losses from realization of assets and discontinuation of activities	—	—	—	—	—	—	3.3

Income before income taxes	636.8	328.0	499.4	340.3	208.4	162.0	98.8
Income taxes	131.7	53.9	84.8	63.6	59.6	45.4	28.9

	505.1	274.1	414.6	276.7	148.8	116.6	69.9
Share in profits (losses) of associated companies – net	0.6	0.8	(2.7)	0.8	0.4	(0.6)	0.9
Minority interests in (profits) losses of subsidiaries – net	(1.0)	(1.1)	(1.6)	0.7	(0.8)	0.8	—

Net income	$504.7	$273.8	$410.3	$278.2	$148.4	$116.8	$70.8

Per ADR Data (1)

Earnings per ADR:
Basic	$1.90	$1.04	$1.55	$1.05	$0.58	$0.48	$0.29

Diluted	$1.77	$1.02	$1.52	$1.02	$0.57	$0.48	$0.29

Dividends declared per ADR (2)	$0.22	$0.14	$0.20	$0.14	$0.12	$0.08	$0.08

Book value per ADR - Basic	$8.99	$6.24	$6.92	$5.22	$4.47	$3.05	$2.71

Weighted average number of ADRs (3) (in millions):
Basic	265.5	264.4	264.5	264.5	257.9	245.2	245.2

Diluted	291.2	280.6	280.8	280.9	263.7	246.6	246.2

(1)	Adjusted to reflect the two-for-one stock splits effected in December 2002 and February 2000.
(2)	Dividends for the third quarter of 2003 have been declared but not yet paid.
(3)	Each ADR represents one ordinary share.

Teva Pharmaceutical Industries Limited

Balance Sheet Data

	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	U.S. dollars in millions

Working capital	$1,126.7	$1,318.4	$1,377.2	$1,439.8	$825.1	$373.5	$241.0
Total assets	5,426.4	3,893.8	4,626.8	3,460.2	2,855.6	1,755.3	1,475.3
Short-term credit, including current maturities:
Convertible senior debentures	926.5	—	562.4	—	—	—	—
Other	232.3	164.3	176.1	206.5	341.5	276.3	324.5
Total short-term debt	1,158.8	164.3	738.5	206.5	341.5	276.3	324.5
Long-term debt, net of current maturities:
Convertible senior debentures	450.0	910.0	810.0	912.0	550.0	—	—
Other	359.7	344.8	351.4	334.9	263.9	391.4	201.7
Total long-term debt	809.7	1,254.8	1,161.4	1,246.9	813.9	391.4	201.7
Minority interests	6.1	3.9	4.9	2.2	1.6	—	0.8
Shareholders’ equity	$2,387.8	$1,649.1	$1,829.4	$1,380.7	$1,151.3	$747.2	$664.8

SELECTED HISTORICAL FINANCIAL DATA OF SICOR

The selected financial data as of and for each of the years in the three-year period ended December 31, 2002 and at December 31, 2002 and 2001 are derived from SICOR’s audited consolidated financial statements and related notes which are incorporated by reference into this proxy statement/prospectus. The selected financial data as of and for each of the years ended December 31, 1999 and 1998 and at December 31, 1999 and 1998 are derived from SICOR’s audited financial statements which are not incorporated by reference into this proxy statement/prospectus.

The selected unaudited financial data as of and for each of the nine month periods ended September 30, 2003 and 2002 are derived from unaudited consolidated financial statements incorporated by reference into this proxy statement/prospectus. Such financial statements include, in SICOR’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and operating results for the unaudited periods. You should not rely on interim results as being indicative of results SICOR may expect for the full year.

The information set forth below is not necessarily indicative of the results of future operations, and you should read the selected historical financial data together with the audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in SICOR’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated into this proxy statement/prospectus by reference.

SICOR Inc.

Operating Data

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	U.S. dollars in millions (except per share amounts)
Net revenues:
Net product sales	$405.0	$337.3	$456.0	$369.8	$293.8	$223.7	$168.1
Contract research and license fees	—	—	—	—	—	5.3	10.4

Total revenues	405.0	337.3	456.0	369.8	293.8	229.0	178.5
Cost and expenses:
Cost of sales	183.9	154.2	207.3	190.4	166.4	143.8	119.2
Research and development	24.5	16.3	23.3	21.0	18.3	15.8	23.2
Selling, general and administrative	58.5	46.0	64.6	60.3	51.7	41.0	36.0
In-process research and development	—	—	—	21.7	—	—	—
Write-down of long-lived assets, investment and restructuring charge	—	1.2	1.2	3.5	—	1.7	1.8
Amortization of goodwill and intangibles	3.2	2.8	3.8	6.2	5.9	6.1	6.0
Interest and other, net	0.3	(0.8)	(2.0)	1.1	6.4	7.2	6.7

Total costs and expenses	270.4	219.7	298.2	304.2	248.7	215.6	192.9

Income (loss) before income taxes	134.6	117.6	157.8	65.6	45.1	13.4	(14.4)
(Provision) credit for income taxes	(51.3)	(43.8)	(29.6)	13.6	(6.6)	(1.7)	(5.1)

Income (loss) before minority interest	83.3	73.8	128.2	79.2	38.5	11.7	(19.5)
Minority interest	—	—	—	—	—	—	0.8

Income (loss) before cumulative effect of change in accounting principles	83.3	73.8	128.2	79.2	38.5	11.7	(18.7)
Cumulative effect of change in accounting principle, net of taxes	—	—	—	—	(2.9)	—	—

Net income (loss)	83.3	73.8	128.2	79.2	35.6	11.7	(18.7)
Dividends on preferred stock	—	(0.6)	(0.6)	(6.0)	(6.0)	(6.0)	(6.0)

Net income (loss) applicable to common shares	$83.3	$73.2	$127.6	$73.2	$29.6	$5.7	$(24.7)

SICOR Inc.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	U.S. dollars in millions (except per share amounts)

Per Share Data

Net income (loss) applicable to common shares	$83.3	$73.2	$127.6	$73.2	$29.6	$5.7	$(24.7)

Net income (loss) per common share:
Basic	$0.70	$0.63	$1.10	$0.70	$0.31	$0.07	$(0.31)
Diluted	$0.69	$0.61	$1.06	$0.67	$0.29	$0.07	$(0.31)
Dividends declared per common share	—	—	—	—	—	—	—
Book value per common share - basic	$6.65	$5.35	$5.89	$5.75	$2.88	$2.45	$2.13
Shares used in calculating per share amounts:
Basic	118.4	116.2	116.5	103.9	94.9	85.3	79.5
Diluted	121.2	120.2	120.2	108.6	102.2	85.9	79.5

Balance Sheet Data

	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	U.S. dollars in millions

Total cash and investments	$373.2	$313.8	$330.2	$290.3	$62.7	$47.5	$24.5
Working capital	381.0	223.6	267.1	327.0	79.2	42.3	18.3
Total assets	928.9	814.3	863.4	784.2	425.6	386.2	372.7
Long-term debt and capital lease obligations	7.6	25.6	24.0	30.4	16.2	38.1	52.3
Accumulated deficit	(21.8)	(161.0)	(105.2)	(233.5)	(312.7)	(348.3)	(360.0)
Total stockholders’ equity	$787.3	$621.2	$685.5	$597.9	$273.5	$208.9	$169.4

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The following selected unaudited pro forma combined condensed financial data present the effect of the merger between Teva and SICOR. The following selected unaudited pro forma combined condensed statements of income data is extracted from the historical consolidated statements of income of Teva and SICOR and combines them as if the merger had occurred on January 1, 2002. The following selected unaudited pro forma combined condensed balance sheet data is extracted from the historical consolidated balance sheet of Teva and the historical consolidated balance sheet of SICOR and combines them giving effect to the merger as if it had occurred on September 30, 2003.

The unaudited pro forma combined condensed financial data were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these pro forma combined condensed financial data has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. Management, with the assistance of independent valuation specialists, is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma combined condensed financial data.

A final determination of the fair values of SICOR’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of SICOR that exist as of the date of completion of the merger and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the combined condensed pro forma financial data presented below.

The unaudited pro forma combined condensed financial data do not include liabilities resulting from integration planning and adjustments in respect of possible settlements of outstanding litigation, as these are not presently estimable. Amounts preliminarily allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the accompanying unaudited pro forma combined condensed financial data. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in SICOR’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

The unaudited pro forma combined condensed financial data are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future.

This selected unaudited pro forma combined condensed financial data should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and related notes included elsewhere in this proxy statement/prospectus and with the historical consolidated financial statements and the related notes of Teva and SICOR and other financial information pertaining to Teva and SICOR including Teva’s “Operating and Financial Review and Prospects” included in Teva’s Annual Report on Form 20-F and Reports of Foreign Private Issuer on Form 6-K, and SICOR’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in SICOR’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, incorporated by reference into this proxy statement/prospectus.

Unaudited Pro Forma Combined Condensed Statement of Income Data

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31, 2002
	(unaudited)
	(U.S. dollars in millions, except ADR data)

Net sales	$2,739.4	$2,969.5
Cost of sales	1,460.3	1,665.6

Gross profit	1,279.1	1,303.9
Research and development expenses, net of participations and grants	174.2	189.6
Selling, general and administrative expenses	435.3	469.7
Income from GlaxoSmithKline litigation settlement	100.0
Restructuring expenses	7.4	1.2

Operating income	762.2	643.4
Financial expenses – net	47.7	68.7

Income before income taxes	714.5	574.7
Income taxes	164.2	84.0

	550.3	490.7
Share in profits (losses) of associated companies – net	0.6	(2.7)
Minority interests in profits of subsidiaries – net	(1.0)	(2.2)

Net income	$549.9	$485.8

Earnings per ADR:
Basic	$1.91	$1.69
Diluted	$1.78	$1.65
Weighted average number of ADRs (in millions):
Basic	288.2	287.2
Diluted	315.7	304.2

Unaudited Pro Forma Combined Condensed Balance Sheet Data

As of September 30, 2003
(unaudited)
(U.S. dollars in millions)
Current assets	$2,674.7
Investments and other assets	355.2
Property, plant and equipment	993.4
Intangible assets and debt issuance costs, net	913.6
Goodwill	2,230.9
Total assets	7,167.8
Current liabilities	2,829.2
Long-term liabilities	1,218.2
Minority interests	6.1
Shareholders’ equity	3,114.3

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table presents historical per share data of Teva and SICOR, as well as similar information reflecting the combination of Teva and SICOR, which we refer to as “pro forma combined” information. The hypothetical SICOR equivalent per share data presented below is calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.1906. Each share of SICOR common stock will also be entitled to receive cash consideration of $16.50 per share. The hypothetical SICOR equivalent per share data does not take into account the cash consideration.

The data presented below should be read in conjunction with the historical financial statements of Teva and SICOR incorporated by reference into this proxy statement/prospectus.

	As of and for the Nine Months Ended September 30, 2003	For the Year Ended December 31, 2002
	(unaudited)
Basic Earnings Per Share
Teva historical	$1.90	$1.55
SICOR historical	$0.70	$1.10
Pro forma combined	$1.91	$1.69
SICOR equivalent	$0.36	$0.32

Diluted Earnings Per Share
Teva historical	$1.77	$1.52
SICOR historical	$0.69	$1.06
Pro forma combined	$1.78	$1.65
SICOR equivalent	$0.34	$0.31

Dividends Per Share
Teva historical	$0.22	$0.20
SICOR historical	$—	$—
Pro forma combined	$0.22	$0.20
SICOR equivalent	$0.04	$0.04

Basic Book Value Per Share at Period End
Teva historical	$8.99	$6.92
SICOR historical	$6.65	$5.89
Pro forma combined	$10.81	N/A
SICOR equivalent	$2.06	N/A

STOCK PRICES AND DIVIDEND POLICY

Teva Ordinary Shares

Teva ordinary shares have been listed on the Tel Aviv Stock Exchange since 1951. The table below sets forth in U.S. dollars the high and low reported sales prices of the Teva ordinary shares on the Tel Aviv Stock Exchange during the periods specified as reported by the exchange. The translation into U.S. dollars is based on the daily representative rate of exchange published by the Bank of Israel then in effect.

In February 2000 and in December 2002, Teva effected a 2 for 1 stock split. Each holder of an ordinary share or ADR, as the case may be, was issued another share. All figures in this proxy statement/prospectus have been adjusted to reflect the stock splits.

Teva ADRs

Teva ADRs have been traded in the United States since early 1982 and were listed and admitted to trading on the NASDAQ in 1987. The ADRs are quoted under the symbol “TEVA.” The Bank of New York serves as depositary for the ADRs. In November 2002, Teva was added to the NASDAQ 100 Index. Each ADR represents one ordinary share. For a more detailed description of Teva ADSs and ADRs, see below under “Description of Teva American Depositary Shares.”

The American Stock Exchange, the Chicago Options Exchange and the Pacific Stock Exchange quote options on Teva ADRs under the symbol “TEVA.” Teva ADRs are also traded on SEAQ International in London and on exchanges in Frankfurt and Berlin.

The table below sets forth in U.S. dollars the high and low reported sales prices of the Teva ADRs on NASDAQ during the periods specified as reported by the market.

SICOR Common Stock

SICOR’s common stock is listed and traded on the NASDAQ under the symbol “SCRI.” The following table sets forth in U.S. dollars the high and low reported sales prices of the SICOR common stock on NASDAQ during the periods as specified as reported by the market.

	Teva Ordinary Shares (in U.S. dollars)		Teva ADRs (in U.S. dollars)		SICOR Common Stock (in U.S. dollars)
Period	High	Low	High	Low	High	Low
Last six months:
December (until December 11)	61.80	57.22	62.35	57.25	28.01	27.00
November 2003	60.19	55.19	61.45	54.48	27.91	26.25
October 2003	58.92	55.55	59.57	52.00	27.00	19.08
October 30, 2003 (1)	58.51	57.66	58.25	55.40	25.76	24.64
September 2003	60.65	56.24	61.56	54.55	21.55	19.05
August 2003	58.84	54.49	59.95	52.50	20.85	17.54
July 2003	60.25	52.43	60.25	52.20	21.88	18.85
June 2003	58.28	49.52	58.41	49.25	22.79	18.96

Last eight quarters:
Fourth Quarter 2003 (until December 11)	61.80	55.19	62.35	52.00	28.01	19.08
Third Quarter 2003	60.65	52.43	61.56	52.20	21.88	17.54
Second Quarter 2003	58.28	42.07	58.41	42.01	22.79	16.74
First Quarter 2003	43.31	34.65	43.95	34.50	17.50	13.69
Fourth Quarter 2002	39.79	32.51	39.56	32.45	16.85	14.00
Third Quarter 2002	34.54	29.31	34.97	28.58	18.70	12.55
Second Quarter 2002	33.73	26.33	34.25	25.85	19.00	15.20
First Quarter 2002	32.39	26.46	32.58	26.77	17.50	12.80

Last five years:
2002	39.79	26.54	39.56	25.95	19.00	12.55
2001	36.36	25.83	37.17	24.25	27.25	9.94
2000	36.79	16.33	39.00	16.06	17.00	6.25
1999	17.21	9.91	17.92	9.97	8.63	2.63
1998	12.44	8.05	12.50	8.03	6.13	2.56

(1)	Last trading day prior to the announcement of the execution of the merger agreement.

On October 21, 2003, the last trading day prior to reports in the news media regarding a possible transaction, the last sales price of Teva ordinary shares was $57.31 per share, the last sales price of Teva ADRs was $57.54 per ADR and the last sales price of SICOR common stock was $20.79 per share. On October 30, 2003, the last trading day prior to the announcement of the execution of the merger agreement, the last sales price of Teva ordinary shares was $57.86 per share, the last sales price of Teva ADRs was $57.71 per ADR and the last sales price of SICOR common stock was $24.97 per share.

On December 11, 2003, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the last sales price of Teva ordinary shares was $58.63 per share, the last sales price of Teva ADRs was $58.59 per ADR and the last sales price of SICOR common stock was $27.34 per share. The market prices of shares of Teva ordinary shares and ADRs and of SICOR shares of common stock are subject to fluctuation. As a result, we urge you to obtain current market quotations.

On December 10, 2003, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, there were approximately 277,618,953 Teva ordinary shares outstanding and approximately 119,700,267 shares of SICOR common stock outstanding.

Teva Dividend Policy

For over 30 years Teva has paid dividends, and since 1987 it has paid dividends on a regular quarterly basis. Future dividend policy will be reviewed by its board of directors upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Dividends are declared and paid in NIS. Dividends are converted into dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs. For additional information regarding dividends paid per ADR, see “Selected Historical Financial Data of Teva—Per ADR Data.”

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below in evaluating whether to approve and adopt the merger agreement. For additional factors affecting the combined company’s results, we urge you to carefully review the discussion of risks and uncertainties incorporated by reference into this proxy statement/prospectus as described below under “Special Note Concerning Forward-Looking Statements.”

Because the market price of Teva ADRs may fluctuate, you cannot be certain of the precise value of the merger consideration that SICOR stockholders will receive in the merger.

Because the market price of Teva ADRs may fluctuate, you cannot be certain of the precise value of the merger consideration to be received at closing. Upon completion of the merger, each share of SICOR common stock will be converted into the right to receive

•	0.1906 ordinary shares of Teva, which will trade in the United States in the form of ADSs, evidenced by ADRs, and

•	$16.50 in cash, without interest.

The value of the merger consideration to be received at closing will vary depending on the market price of Teva ADRs on the date of the closing of the merger.

In addition, the prices of SICOR common stock and Teva ADRs at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting. For example, during 2003, Teva ADRs ranged from a low sales price of $34.50 per ADR to a high sales price of $62.35 per ADR, and SICOR common stock ranged from a low sales price of $13.69 per share to a high sales price of $28.01 per share. These variations in stock prices may be the result of various factors, including:

•	changes in the business, operations or prospects of Teva, SICOR or the combined company;

•	governmental, regulatory and/or litigation developments;

•	market assessments as to whether and when the merger will be consummated;

•	the timing of the consummation of the merger;

•	governmental action affecting the pharmaceutical industry generally and the generic pharmaceutical industry in particular;

•	increased competition in the generic pharmaceutical market;

•	competition from other products; and

•	general market, economic and political conditions.

At the time of the special meeting you will not know the precise value of the merger consideration you will receive on the day the merger closes. You are urged to obtain a current market quotation for Teva ADRs and SICOR common stock.

The market price for Teva ADRs may be affected by factors different from those affecting the shares of SICOR.

Upon completion of the merger, holders of SICOR common stock will become holders of Teva ADRs. Teva’s businesses differ from those of SICOR, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of SICOR.

For a discussion of the businesses of Teva and SICOR and of other factors to consider in connection with those businesses, you should carefully review the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Teva may experience difficulties in integrating SICOR’s business with the existing Teva businesses.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

•	integrating the management and personnel of SICOR and Teva, maintaining employee morale and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the combined company after the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether Teva and SICOR can integrate their businesses in an efficient and effective manner. For example, Teva does not currently have significant relationships with the U.S. hospital customer segment which is the principal customer base of SICOR, and Teva does not currently have a biogenerics business. Teva and SICOR may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the merger may not be realized.

Teva may not achieve the revenue and cost synergies it has anticipated for the combined company.

Teva’s rationale for the merger is, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond Teva’s control. These synergies may not be realized in the amount or time frame that is currently anticipated by Teva.

Uncertainties associated with the merger may cause SICOR to lose employees.

The success of the combined company after the merger will depend in part upon Teva’s and SICOR’s ability to retain key SICOR employees. Competition for qualified personnel in the generic pharmaceutical industry can be very intense. Accordingly, we cannot assure you that the combined company will be able to retain key SICOR employees.

Failure to complete the merger will subject SICOR to financial risks and could negatively impact the market price of SICOR common stock.

If the merger is not completed for any reason, SICOR will be subject to a number of material risks, including:

•	the provision in the merger agreement which provides that under specified circumstances SICOR could be required to pay to Teva a termination fee of $5 million as reimbursement of expenses relating to the merger, and $120 million should SICOR enter into an agreement for or consummate another acquisition transaction within 12 months of the termination, which fees could deter another interested party from seeking to negotiate such a transaction with SICOR after termination;

•	the market price of SICOR common stock may decline to the extent that the current market price of such common stock reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed;

•	benefits that SICOR expects to realize from the merger, such as potentially enhanced strategic position of the combined company, would not be realized; and

•	the diversion of management attention from the day-to-day business of the companies, reduction in capital spending and the unavoidable disruption to their employees and their relationships with customers and suppliers during the period before completion of the merger, may make it difficult for SICOR to regain its financial and market position if the merger does not occur.

If the merger is terminated and SICOR’s board of directors seeks a different merger or business combination, SICOR stockholders cannot be certain that SICOR will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Teva in the merger.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.

Completion of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the HSR Act and from the German Federal Cartel Office, the Mexican Federal Competition Commission and Brazilian Administrative Council for Economic Defense. Teva and SICOR intend to pursue all required approvals in accordance with the merger agreement. The requirement for these approvals could delay the completion of the merger for a significant period of time after SICOR’s stockholders have approved the proposal relating to the merger at the special meeting. We cannot assure you, however, that these approvals will be obtained or that the required conditions to closing will be satisfied, and, if all such approvals are obtained and the conditions are satisfied, we cannot assure you as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement.

Some of the directors and executive officers of SICOR have interests and arrangements that could have affected their decision to support or approve the merger.

The interests of some of the directors and executive officers of SICOR in the merger and their participation in arrangements that are different from, or are in addition to, those of SICOR stockholders generally could have affected their decision to support or approve the merger. These interests include severance arrangements and the acceleration of vesting of certain stock options in connection with the merger. As a result, these directors and officers may be more likely to recommend the proposals relating to the merger than if they did not have these interests.

Charges to earnings resulting from the application of the purchase method of accounting could have a material adverse impact on the combined company’s results of operations.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting. Under the purchase method of accounting, the combined company will allocate the total purchase price to SICOR’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development, based on their fair values as of the date of completion of the merger. The combined company will record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The preliminary estimate of the amount to be expensed in the quarter in which the merger is completed related to in-process research and development is $700 million. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. Annual amortization of intangibles assets of SICOR, currently estimated at $3.8 million, will result in an estimated increase in amortization expense of $34.5 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets becomes impaired in the future, the combined company may be required to incur material charges relating to the impairment of those assets. These amortization and in-process research and development and potential impairment charges could have a material impact on the combined company’s results of operations.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

The disclosure and analysis in this proxy statement/prospectus, including those relating to Teva’s and SICOR’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, contain or incorporate by reference some forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. Forward-looking statements give Teva’s and SICOR’s current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	management forecasts;

•	efficiencies/cost avoidance;

•	cost savings;

•	income and margins;

•	earnings per share;

•	growth;

•	economies of scale;

•	combined operations;

•	the economy;

•	future economic performance;

•	conditions to, and the timetable for, completing the merger;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities;

•	management’s plans;

•	taxes;

•	merger and integration-related expenses;

•	the development of the combined company’s products; and

•	product approvals and launches.

This proxy statement/prospectus contains or incorporates by reference forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the combined company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include:

•	the impact of pharmaceutical industry regulation;

•	the difficulty of predicting FDA and other regulatory authority approvals;

•	the regulatory environment and changes in the health policies and structures of various countries;

•	acceptance and demand for new pharmaceutical products and new therapies;

•	the impact of competitive products and pricing;

•	uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development;

•	the timing of the introduction of new products;

•	the impact of restructuring of clients;

•	reliance on strategic alliances;

•	reliance on a strategy of acquiring companies;

•	exposure to product liability claims and availability of product liability insurance;

•	dependence on patent and other protections for the combined company’s innovative products;

•	exposure to potential patent liability damages for products sold “at risk,” i.e., prior to the final adjudication of patent issues;

•	ability to complete and integrate this and other acquisitions;

•	strategic alliances and joint ventures;

•	fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this proxy statement/prospectus and in Teva’s and SICOR’s other filings made with the SEC; and

•	the effect of changes in laws and regulations, including changes in accounting standards, trade, tax, price controls and other regulatory matters.

Neither Teva nor SICOR undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. For more information concerning factors that could affect Teva’s future results and financial conditions, you should carefully review the section entitled “Operating and Financial Review and Prospects” in Teva’s 2002 Annual Report on Form 20-F and Teva’s most recent Report of Foreign Private Issuer on Form 6-K containing its quarterly results for the quarter ended September 30, 2003, which are incorporated by reference. For more information concerning factors that could affect SICOR’s future results and financial conditions, you should carefully review the section entitled “Management’s Discussion and Analysis” in SICOR’s 2002 Annual Report on Form 10-K and SICOR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which are incorporated by reference. You should also carefully review the discussion of risks and uncertainties under “Risk Factors” included in Teva’s most recent Annual Report on Form 20-F and SICOR’s most recent Annual Report on Form 10-K, which are incorporated by reference. These are factors that Teva and SICOR believe could cause each of their actual results to differ materially from expected results.

THE SPECIAL MEETING

Date; Time and Place

This proxy statement/prospectus is being provided by, and the enclosed proxy is solicited by and on behalf of, SICOR’s board of directors for use at a special meeting of SICOR stockholders.

The special meeting is scheduled to be held at 11:00 a.m., local time, on Friday, January 16, 2004, at SICOR’s principal executive offices, located at 19 Hughes, Irvine, California 92618.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of October 31, 2003, as amended, among SICOR, Teva and Merger Sub, a wholly owned subsidiary of Teva, and the approval of the transactions contemplated thereby, including the merger of Merger Sub with and into SICOR, and to transact any other business that is properly brought before the special meeting.

The SICOR board of directors recommends approval of the merger. On October 31, 2003, the SICOR board of directors unanimously:

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and are fair to and in the best interests of SICOR and its stockholders;

•	approved the merger agreement; and

•	resolved to recommend that its stockholders vote in favor of the merger agreement and the merger.

Record Date and Voting Power

Only holders of shares of SICOR common stock as of the close of business on December 9, 2003, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of SICOR common stock is entitled to one vote at the special meeting.

Required Vote and Quorum

The affirmative vote of a majority of the outstanding shares of SICOR common stock as of the record date is required to approve and adopt the merger agreement and the merger. As of the record date, there were  119,700,267 shares of SICOR common stock outstanding.

As of the record date, the directors and executive officers of SICOR, and their affiliates, beneficially owned 22,826,902 shares of SICOR common stock which represented approximately 19.1% of the outstanding shares of SICOR common stock as of the record date.

Mr. Carlo Salvi, the vice chairman of SICOR, and certain of his affiliates are parties to a stockholders agreement, in which they have agreed to vote their shares in favor of the merger agreement and the merger at the special meeting. As of the record date, the parties to the stockholders agreement held 22,335,708 shares of SICOR common stock representing approximately 18.7% of the voting power of SICOR common stock. For a more detailed description of the stockholders agreement, you should read the section entitled “The Merger—Stockholders Agreement.”

Abstentions and Nonvotes

Because the required vote of the stockholders with respect to the merger agreement is based upon the total number of outstanding shares of SICOR common stock, the failure to submit a proxy card, or to vote in person at the special meeting, or the abstention from voting by a stockholder will have the same effect as a vote against approval and adoption of the merger agreement. Brokers holding shares of SICOR common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the merger agreement.

The holders of a majority of the shares of the SICOR common stock outstanding on the record date must be present, either in person or by proxy, at the special meeting to constitute a quorum. In general, abstentions and broker non-votes are counted as present or represented at the special meeting for the purpose of determining a quorum for the special meeting.

The obligation of SICOR and Teva to consummate the merger is subject to, among other things, the condition that the SICOR stockholders approve and adopt the merger agreement. If SICOR’s stockholders fail to approve and adopt the merger agreement and the merger at the special meeting, each of SICOR and Teva will have the right to terminate the merger agreement.

How to Vote

A stockholder may vote in person at the special meeting or by proxy without attending the special meeting. To vote by proxy, a stockholder must either:

•	submit a proxy by telephone;

•	submit a proxy on the Internet; or

•	complete the enclosed proxy card, sign and date it and return it in the enclosed postage prepaid envelope.

A proxy card is enclosed for use by SICOR stockholders. The board of directors of SICOR requests that stockholders sign and return the proxy card in the accompanying envelope. No postage is required if mailed within the United States. The enclosed proxy card sets forth instructions for submitting a proxy by the telephone and the Internet. If you have questions or requests for assistance in completing and submitting proxy cards, please contact D.F. King & Co., Inc., a firm retained by SICOR that provides professional proxy solicitation services, at 1-800-290-6429.

Revocation of Proxy

All properly executed proxies that are not revoked will be voted at the special meeting as instructed on those proxies. Proxies containing no instructions will be voted in favor of the merger agreement and the merger. A stockholder who executes and returns a proxy may revoke it at any time before it is voted. A proxy may be revoked by either:

•	giving written notice of revocation;

•	executing and returning a new proxy bearing a later date;

•	submitting a proxy by telephone or the Internet at a later date; or

•	attending the special meeting and voting in person.

Revocation of a proxy by written notice or execution of a new proxy bearing a later date should be submitted to Wesley N. Fach, Secretary, SICOR Inc., 19 Hughes, Irvine, California 92618, or by attending the special meeting and voting in person.

Expenses of Solicitation

SICOR will bear the costs of soliciting proxies from its stockholders. However, SICOR and Teva have agreed to share equally the costs of filing, printing and mailing Teva’s registration statement and this proxy statement/prospectus, including SEC filing fees. In addition to soliciting proxies by mail, directors, officers and employees of SICOR, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and SICOR will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, D.F. King & Co., Inc. may contact holders of shares of SICOR common stock by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of SICOR common stock. D.F. King & Co., Inc. will receive reasonable and customary compensation for its services, which are estimated at $10,000, and will be reimbursed for certain reasonable out-of-pocket expenses.

Miscellaneous

It is not expected that any other matter will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the special meeting, including (except as stated in the following sentence) postponement or adjournment for the purpose of soliciting votes. However, shares represented by proxies that have been voted “AGAINST” the merger agreement and the merger will not be used to vote “FOR” postponement or adjournment of the special meeting to allow additional time to solicit additional votes “FOR” the approval and adoption of the merger agreement and the merger.

We will admit to the special meeting:

•	all stockholders of record at the close of business on December 9, 2003;

•	persons holding proof of beneficial ownership as of such date, such as a letter or account statement from the person’s broker;

•	persons who have been granted proxies; and

•	such other persons that we, in our sole discretion, may elect to admit.

All persons wishing to be admitted must present photo identification. If you plan to attend the special meeting, please check the appropriate box on your proxy card or register your intention when voting by using the telephone or voting on the Internet, according to the instructions provided.

THE MERGER

General

On October 31, 2003, each of SICOR’s and Teva’s boards of directors unanimously approved the merger agreement, which provides for the acquisition by Teva of SICOR through a merger of Merger Sub, a newly formed and wholly owned subsidiary of Teva, with and into SICOR. After the merger, SICOR will be the surviving corporation and will be a wholly owned subsidiary of Teva. Upon completion of the merger, each share of SICOR common stock will be converted into the right to receive

•	0.1906 ordinary shares of Teva, which will trade in the United States in the form of ADSs, evidenced by ADRs; and

•	$16.50 in cash, without interest.

Based upon the closing price of Teva ADRs on NASDAQ on October 30, 2003, the combined consideration for each outstanding share of SICOR common stock amounts to $27.50, or a total purchase price of approximately $3.4 billion. As a result of the transaction, SICOR’s current stockholders will then own approximately 7% of Teva on a fully diluted basis. The cash portion of the consideration will be financed by Teva through available cash and cash equivalents and third party financing, which may include committed credit facilities.

Stockholders of SICOR will not receive any fractional Teva ADRs in the merger. Instead, a cash payment will be made to such stockholders as described more fully in the section of this proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration.”

Background of the Merger

During the last several years, SICOR’s board of directors has considered the possibility of a strategic transaction. Exploratory discussions were held with a limited number of companies.

At the end of 2002 and during the first two months of 2003, several members of SICOR’s senior management and board, including Carlo Salvi, vice chairman of the board, and Marvin Samson, president and chief executive officer, met with representatives of a limited number of companies and had preliminary discussions exploring the possibility of a business combination with SICOR.

At its regularly scheduled meeting on March 11, 2003, SICOR’s board discussed the possibility of a business combination and considered whether such a transaction would be in its stockholders’ best interest. The board also discussed various investment banking firms which might assist SICOR if it were to pursue a potential business combination.

At a special telephonic meeting on March 24, SICOR’s board established a special committee, consisting of Michael D. Casey, J. Sanford Miller, Donald E. Panoz, chairman of the board, and John J. Roberts, to exercise all of the powers and authority of the board as it related to the negotiation of a possible business combination and to report the results of those negotiations to the board for further review and consideration. The board also approved the engagement of Bear Stearns as SICOR’s financial advisor and authorized the special committee to further negotiate the terms of Bear Stearns’ compensation arrangements.

Between March and June, Bear Stearns was in contact with seven companies, including Teva and two pharmaceutical companies we refer to as Company A and Company B, respectively, to explore whether any of them might be interested in a business combination. Of the seven companies contacted, initially three companies, including Teva, Company A and Company B, expressed an interest in pursuing a dialogue regarding a possible business combination. During this period, the special committee met with management and Bear Stearns on multiple occasions and discussed various matters, including potential strategic alternatives. SICOR entered into confidentiality and standstill agreements with Company A and Company B.

On May 2, George Barrett, president of Teva Pharmaceuticals USA, Inc., Teva’s principal subsidiary, met with Mr. Samson in Philadelphia. At that meeting, Mr. Samson and Mr. Barrett discussed the possibility of exploring strategic alternatives, including the possibility of a business combination between Teva and SICOR.

In June, representatives of Company A, accompanied by members of SICOR’s management team, made brief visits to SICOR’s facilities in Irvine, Italy and Mexico.

On June 18, Israel Makov, president and chief executive officer of Teva, met with Mr. Samson in New York, to further explore the possibility of a business combination between SICOR and Teva. Following this meeting, on June 19, Teva entered into a confidentiality and standstill agreement with SICOR, covering information to be provided by SICOR to Teva and by Teva to SICOR. The possibility of a transaction with SICOR was discussed by Teva’s board at a meeting held on June 23.

On July 18, Mr. Samson and other executive officers of SICOR and its financial advisors met in New York with members of Teva’s senior management and its financial advisors to provide Teva with an introduction to the business and operations of SICOR and to discuss the broad parameters of a potential business combination.

The special committee met on July 24 and discussed potential business combination alternatives. Mr. Samson discussed with the special committee the results of the July 18 meeting with Teva.

Members of SICOR’s management team, along with Bear Stearns, met with members of Company A’s management team and their financial advisors on July 25 to discuss a potential acquisition transaction.

Mr. Makov updated Teva’s board as to the status of the discussions with SICOR at a meeting held on July 28.

On August 1, members of SICOR’s management team, along with Bear Stearns, met with members of Company B’s management team and their financial advisors to discuss a potential business combination.

On August 6, Teva submitted a preliminary non-binding indication of interest to SICOR outlining the proposed acquisition of SICOR by Teva. This proposal provided for consideration in the range of $23.50 to $26.50 per share, payable 50% in cash and 50% in Teva ADRs, subject to the satisfactory completion of due diligence and the negotiation and execution of appropriate agreements.

The special committee met on August 12 and discussed potential business combination alternatives, including Teva’s non-binding indication of interest.

Commencing on August 18, representatives of Teva were granted access to documents relating to SICOR and its subsidiaries for their due diligence review. Later in August and early September, similar access to documents was granted to representatives of Teva in Mexico City, as related to SICOR’s Mexican operations, and in Milan, as related to SICOR’s Italian and Lithuanian operations. Site visits to key SICOR facilities were also arranged during this time period in California, Mexico, Lithuania and Italy. Teva’s due diligence review continued through September.

On August 23, Pillsbury Winthrop LLP, counsel to SICOR, provided Willkie Farr & Gallagher LLP, counsel to Teva, an initial draft of the merger agreement for the proposed business combination.

Teva’s board met again on August 25. At the meeting, the board received an updated status report as to the negotiations with SICOR and discussed certain strategic advantages of a combination with SICOR.

The special committee met on August 26, and Mr. Samson reported on a recent meeting with Company A with respect to a potential acquisition of SICOR. Mr. Samson also noted that Company B had expressed interest in obtaining additional due diligence information on SICOR.

On August 31, Mr. Makov met with Mr. Salvi in London to provide Mr. Salvi with a better understanding of Teva’s business and the rationale behind a combination of the two companies.

On September 3, members of SICOR’s management team, along with Bear Stearns, met with members of Company A’s management team and their financial advisors to discuss a potential transaction.

On September 5, the special committee met, and Mr. Samson and Bear Stearns reported on the meeting that had occurred on September 3 with Company A. The special committee authorized management and Bear Stearns to continue discussions with Company A and requested that Pillsbury Winthrop prepare a draft acquisition agreement.

At the September 5 meeting, the special committee also discussed the renewed interest by Company B in conducting additional due diligence on SICOR. The special committee noted that Company B had provided SICOR with a preliminary, non-binding indication of interest dated September 3 expressing Company B’s interest in acquiring SICOR for a price in the range of $23.00 to $25.00 per SICOR share, with 50% of the consideration being in cash and the balance to be paid in Company B stock at a fixed exchange ratio. The indication of interest was conditioned on the conduct and completion of satisfactory due diligence, negotiation of an acceptable acquisition agreement, the approval of Company B’s board and stockholders and receipt of all required regulatory and other consents. The special committee authorized management to provide additional information to Company B.

Company B commenced its due diligence review of SICOR on September 12 in New York, which continued through September 17. Company B also conducted a due diligence review of SICOR’s facilities and records in Irvine during the week of September 15. Members of SICOR’s management team made presentations to Company B’s representatives at the onsite facility tour.

During September and October, members of SICOR’s management team and SICOR’s advisors conducted a due diligence review of Teva, including a tour of Teva’s API facilities in Italy, Israel and Hungary and finished dosage facilities in Israel and Hungary. Additionally, during September and October, Pillsbury Winthrop and SICOR’s accountants conducted a due diligence review of Teva documents located in New York and Israel.

During September, the special committee met on several occasions and discussed the status of merger negotiations. Mr. Samson reported on a recent meeting with Company A with respect to a possible acquisition. The special committee authorized management to deliver a draft acquisition agreement to Company A. Mr. Samson also reported on Teva’s recently completed site visit of SICOR’s Irvine facilities and that SICOR had initiated its due diligence of Teva’s facilities in Italy, Hungary and Israel.

SICOR delivered a preliminary draft acquisition agreement to Company A on September 12.

On September 18, representatives of Company B and their financial advisors met with SICOR management and Bear Stearns to discuss a potential business combination.

On September 19, Mr. Makov and other members of Teva’s senior management made presentations in New York to certain members of the board of directors of SICOR, senior executives of SICOR and other SICOR representatives regarding Teva’s operations, business strategy and financial results.

On September 19, Company A provided SICOR with a preliminary non-binding indication of interest. The indication of interest expressed interest in acquiring SICOR for cash consideration in the range of $23.60 to $26.00 per SICOR share on a fully diluted basis. The indication of interest was conditioned on customary financial, operational, regulatory, accounting and legal due diligence, negotiation of an acceptable purchase agreement and approval of the purchase agreement by the appropriate boards of directors.

On September 23, Company A commenced a due diligence review in SICOR’s electronic data room in New York. Company A’s due diligence review continued through October.

The special committee met on September 25, and Mr. Samson reported on his recent site visits of Teva’s finished dosage facilities in Hungary and Israel.

On September 30, 2003, Teva’s board of directors met and considered the proposed business combination with SICOR. At that meeting, the board received a presentation from management, including strategic and financial analyses, as well as a description of the current terms and conditions of the proposed business combination. The Teva board of directors posed questions to management regarding the proposed transaction and discussed, among other matters, the advisability of proceeding with the proposed transaction.

Between September 30 and October 6, Company A and its advisors conducted a due diligence review of SICOR’s facilities and records in Lithuania, Irvine, Mexico, Italy and Switzerland. Members of SICOR’s management team made presentations to Company A’s representatives at each of the onsite facility tours.

During October, the special committee continued to meet with SICOR management, Pillsbury Winthrop and Bear Stearns regarding acquisition discussions with third parties, including Teva and Company A. As a result of discussions with Company B, it had become apparent that Company B was not interested in actively pursuing a business combination with SICOR at that time.

On October 15, Teva provided SICOR with a revised draft of the merger agreement prepared by Willkie Farr, together with a draft of a stockholders agreement to be executed by Mr. Salvi and others. In its letter forwarding these materials, Teva stated that it was continuing to refine its financial model for the transaction and would provide pricing details of Teva’s proposal prior to SICOR’s board meeting on October 22.

On October 21, Company A provided SICOR with its comments to the draft acquisition agreement.

On October 21, Teva provided SICOR with a revised non-binding indication of interest expressing its interest in acquiring SICOR for consideration of approximately $25 per share, payable 50% in cash and 50% in Teva ADRs. The indication of interest was subject to the satisfactory completion of due diligence and the negotiation and execution of appropriate agreements.

After the close of business on October 21, 2003, the news media reported that SICOR and Teva were considering a potential transaction. SICOR issued a press release on October 22, 2003 disclosing that it was engaged in discussions concerning a potential business combination but not mentioning Teva or any other potential purchaser.

Senior management of Company A spoke with Mr. Panoz by telephone on October 22, and expressed Company A’s interest in acquiring SICOR for cash consideration in the range of $24.00 to $25.00 per SICOR share on a fully diluted basis, narrowing its previously proposed range of $23.60 to $26.00 per SICOR share. Company A’s indication of interest was subject to customary financial, operational, regulatory, accounting and legal due diligence, negotiation of an acceptable acquisition agreement and approval of the acquisition by its board.

At a special meeting on October 22, SICOR’s board reviewed with management and its legal and financial advisors the status of its discussions regarding a potential acquisition by Teva or Company A. Representatives of Pillsbury Winthrop provided an update with respect to the status of negotiations and outstanding issues with respect to the acquisition agreements with each of Teva and Company A. Representatives of Bear Stearns discussed with the board the proposed transactions with each of Teva and Company A. After extensive discussion and based on the presentations of its advisors, SICOR’s board authorized management and its advisors to continue to undertake contemporaneous negotiations with both Teva and Company A.

Representatives of Willkie Farr met with representatives of Pillsbury Winthrop on October 24, 2003 to negotiate the merger agreement.

On October 26, the special committee met, and Mr. Samson discussed the interest another company, which we refer to as Company C, had in acquiring SICOR which had resulted from the recent reports in the news media regarding a possible transaction. The special committee discussed the status of the negotiations with Teva and Company A. The special committee also authorized SICOR to enter into a confidentiality and standstill agreement with Company C and to pursue further discussions. SICOR entered into such an agreement with Company C effective as of October 26.

During the week of October 27, SICOR management and its outside legal advisors engaged in extensive negotiations of the terms of the acquisition agreements and ancillary documents with the management and legal advisors of Teva and Company A. Willkie Farr and Simpson Thacher & Bartlett LLP, counsel to Mr. Salvi, negotiated the stockholders agreement. On October 30, 2003, Teva and SICOR executed an amendment to their confidentiality and standstill agreement to allow for the disclosure of the tax treatment and tax structure of a transaction between the parties.

Company C commenced a due diligence review in SICOR’s data room during the week of October 27. Company C also met with members of SICOR’s management team and conducted a due diligence review of SICOR’s facilities and records in Irvine and Mexico during the week. Members of SICOR’s management team made presentations to Company C’s representatives at the onsite facility tours.

At approximately 6:00 p.m. on October 30, Messrs. Samson, Salvi and Panoz and SICOR’s financial and legal advisors met with a representative of Teva management and Teva’s financial and legal advisors in New York. At the meeting, Teva increased its proposed purchase price for SICOR to $26.50 per share, based on Teva’s closing price that day, consisting of 60% cash, or $15.90, and the balance to be paid in Teva stock with a fixed exchange ratio of 0.1837 Teva ADRs for each SICOR share.

At approximately 7:30 p.m. on October 30, Messrs. Samson, Salvi and Panoz and SICOR’s financial and legal advisors met with members of Company A’s management and advisors in New York. Company A confirmed its previous proposal expressing its interest in acquiring SICOR for cash consideration in the range of $24.00 to $25.00 per SICOR share on a fully diluted basis, subject to negotiation of an acceptable acquisition agreement. Mr. Panoz advised them that the proposal was unlikely to be considered adequate by SICOR’s board and requested that they reconsider the terms of their proposal.

Mr. Panoz then met separately with a member of Company A’s management. During that conversation, Mr. Panoz emphasized that the process had evolved to a point where Company A had to put its best offer forward. Company A increased its proposal and expressed its interest in acquiring SICOR for cash consideration of $26.00 per SICOR share on a fully diluted basis, subject to negotiation of an acceptable acquisition agreement.

SICOR’s board held a telephonic special meeting at 10:30 p.m. on October 30 to consider the acquisition proposals of Teva and Company A and the status of diligence and merger discussions with Company C. At the outset of the meeting, Bear Stearns informed the board that Bear Stearns had been contacted by Company C, which had indicated that it was not in a position to make a proposal at that time and did not expect to be in a position to sign a definitive agreement for several days.

During a brief recess of the meeting, Mr. Panoz spoke with a representative of Teva. Teva increased its proposal and expressed its interest in acquiring SICOR for a price of $27.00 per share, based on Teva’s closing price that day, consisting of 60% cash and the balance to be paid in Teva stock. Following the recess, Mr. Panoz informed the board of Teva’s increased offer.

Following his update to the board, Mr. Panoz contacted the chief financial officer of Company A and again emphasized that the process had evolved to a point where Company A had to put its best offer forward. The chief financial officer of Company A did not indicate an interest in increasing Company A’s offer.

SICOR management and financial and legal advisors reported to SICOR’s board on the status of the proposals and the key outstanding issues with respect to the acquisition agreements with each of Teva and

Company A and the risks associated with each of the indications of interest. Outstanding issues with respect to the acquisition agreement with Company A included, among other things:

•	operating restrictions on SICOR pending the merger;

•	the breadth of representations and warranties;

•	the parties required to enter into support agreements;

•	termination fees;

•	closing conditions (including closing conditions tied to general market conditions and international political developments);

•	the ability of SICOR’s board to change its recommendation;

•	SICOR’s non-solicitation covenant; and

•	the scope of the fiduciary out provisions.

Outstanding issues with respect to the acquisition agreement with Teva included termination fees and certain minor items.

Bear Stearns discussed with SICOR’s board the financial terms of the proposed acquisition by each of Teva and Company A. The board concluded that it was more likely that an acquisition agreement could be finalized on favorable terms and in a timely manner with Teva rather than with Company A.

At the request of the board, Bear Stearns delivered its oral opinion that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the proposed merger consideration of $16.20 in cash and 0.1871 Teva ADRs per SICOR share with an aggregate implied value of $27.00 per SICOR share to be received by the SICOR stockholders pursuant to the acquisition agreement with Teva was fair, from a financial point of view, to the stockholders of SICOR. The board determined that, in light of all of the circumstances, a merger with Teva as contemplated by the acquisition agreement was fair and in the best interest of SICOR and its stockholders and approved the merger, the acquisition agreement and related transactions with Teva. The SICOR board authorized SICOR’s senior management to complete the negotiation of a definitive acquisition agreement with Teva.

Following the board meeting, at approximately 3:30 a.m. on October 31, Mr. Panoz left a courtesy message for the chief financial officer of Company A advising him that the SICOR board had decided to move forward with a different party.

At approximately 5:00 a.m. on October 31, Mr. Panoz was awakened in his hotel room by a phone call from the chief financial officer of Company A informing him that Company A had increased its offer for acquiring SICOR for cash consideration to $27.50 per SICOR share on a fully diluted basis. The offer was conditioned on negotiation of an acceptable acquisition agreement. The chief financial officer expressed a general desire to expedite the documentation process.

Mr. Panoz discussed the increased offer from Company A with Mr. Samson and SICOR’s financial and legal advisors.

Mr. Panoz then contacted a representative of Teva and informed him of the increased offer from Company A and that SICOR’s financial advisors had told him that it could be difficult to issue a fairness opinion with respect to Teva’s offer under the changed circumstances.

During the night of October 30 and the early morning of October 31, SICOR’s legal counsel continued to negotiate the terms of the acquisition agreement with Teva’s legal counsel. All open issues in the acquisition agreement were discussed and resolved during this period.

At approximately 6:40 a.m. on October 31, a representative of Teva contacted Mr. Panoz and informed him that Teva had increased its offer to acquire SICOR to a price of $27.50 per share, based on Teva’s closing price on October 30, with 60% of the consideration being in cash, or $16.50, and the balance to be paid in Teva stock (a fixed exchange ratio of 0.1906 Teva ADRs for each SICOR share). The offer was conditioned on rapid completion and execution of an acceptable acquisition agreement by 8:00 a.m. that day. This final proposal was approved by Teva’s board of directors on October 31. As part of its approval of the revised consideration, the Teva board also approved the merger, the merger agreement and related documents.

The SICOR board reconvened at 7:00 a.m. on October 31, immediately after Mr. Panoz received Teva’s increased offer of $27.50 per SICOR share and discussed the revised offers from each of Teva and Company A. Pillsbury Winthrop advised the board of the progress with respect to the negotiation of the acquisition agreement with Teva and the resolution of all outstanding issues. The board and its legal and financial advisors again discussed the outstanding issues with respect to the acquisition agreement with Company A in light of the general desire to expedite the documentation process which had been expressed by Company A’s chief financial officer. None of the issues with respect to the acquisition agreement with Company A which the board had discussed earlier had been resolved and were all still outstanding. The board concluded that it was not possible to resolve the issues with respect to the acquisition agreement with Company A before 8:00 a.m. and that SICOR could potentially lose the Teva offer if SICOR did not accept it by 8:00 a.m. The board concluded that it was more likely that an acquisition agreement could be finalized on favorable terms and in a timely manner with Teva rather than with Company A.

At the request of the board, Bear Stearns delivered its oral opinion, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration of $16.50 in cash and 0.1906 Teva ADRs per SICOR share with an aggregate implied value of $27.50 per SICOR share to be received by the SICOR stockholders pursuant to the merger agreement with Teva was fair, from a financial point of view, to the stockholders of SICOR. The board unanimously determined that, in light of all of the circumstances, a merger with Teva as contemplated by the merger agreement was fair and in the best interest of SICOR and its stockholders and approved the merger, the merger agreement and related transactions with Teva. The SICOR board authorized the members of SICOR’s senior management to execute the definitive merger agreement with Teva.

Shortly after 8:00 a.m. on October 31, SICOR and Teva executed the merger agreement, and Teva and Mr. Salvi and certain of his affiliates contemporaneously executed the stockholders agreement. SICOR also amended its stockholders rights agreement effective as of October 31. That morning SICOR and Teva publicly announced the transaction before the opening of trading of the Teva and SICOR shares on NASDAQ.

On November 25, 2003, the parties executed an amended merger agreement, to make certain non-substantive corrections to the original merger agreement.

Recommendation of the SICOR Board; Reasons for the Merger

The SICOR board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the merger are advisable and fair to and in the best interest of SICOR and the holders of SICOR common stock, and recommends that SICOR stockholders vote “FOR” approval and adoption of the merger agreement and the merger.

In reaching its determination to recommend approval and adoption of the merger agreement and the merger, the SICOR board consulted with management, as well as Bear Stearns, SICOR’s financial advisor, and Pillsbury Winthrop, SICOR’s outside legal counsel, and considered various material factors, which are discussed below. In view of the wide variety of factors considered in connection with the merger, the board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision.

The Most Attractive Alternative. As part of the process, Bear Stearns contacted a number of potential buyers, including Teva. Four signed confidentiality and standstill agreements and conducted due diligence on SICOR, and three made non-binding offers. Following discussions and consultations with Bear Stearns, Pillsbury Winthrop and other advisors, SICOR’s board determined that the Teva offer was more attractive than the other offers received and the other alternatives available to SICOR in terms of the status of the acquisition agreements, timing of consideration being made available to SICOR stockholders, and structure and certainty of completion, as well as the strategic considerations discussed further below. The board considered the following in coming to this conclusion:

(a) The $16.50 in cash consideration together with the stock consideration in the form of Teva ADRs was equal to the total consideration offered by the other bidder based on the closing price of Teva ADRs on the day immediately preceding the announcement that the parties had entered into the merger agreement;

(b) Bear Stearns’ opinion described below, that as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration is fair from a financial point of view to the stockholders of SICOR. For a more detailed discussion regarding the Bear Stearns opinion, please see the section below entitled “Opinion of Bear Stearns.”

(c) The combined consideration will allow SICOR’s stockholders to receive cash in an amount per share equal to almost 80% of the closing price of the SICOR common stock on October 21, 2003, the day before the initial news media reports regarding a possible transaction between SICOR and Teva, as well as a meaningful opportunity to participate in the potential growth and success of the combined company through ownership of approximately 7% of the combined company;

(d) The board’s review of historical market prices and trading information with respect to the SICOR common stock, which revealed that the implied merger consideration of $27.50 per share (based on the closing price of Teva ADRs on October 30, 2003) represented a premium of approximately:

•	32.3% over the closing price of SICOR common stock on October 21, 2003, the day before the initial news media reports regarding a possible transaction between SICOR and Teva;

•	35.3% over the average closing price of SICOR common stock for the 30 previous trading days ending on October 21, 2003; and

•	36.4% over the average closing price of SICOR common stock for the 90 previous trading days ending on October 21, 2003.

(e) Although the SICOR board noted that the price of Teva ADRs has fluctuated in the past and that the value of the stock portion of the consideration to be received by SICOR’s stockholders will decline if the price of Teva ADRs declines, the board considered that this was mitigated by (1) provisions of the merger agreement allowing the board to respond to, and potentially to terminate the current merger agreement in order to accept, any unsolicited written proposal for an alternative business combination that the board determines in good faith constitutes a superior proposal and (2) the fact that the merger is subject to the approval of SICOR’s stockholders, allowing a majority of stockholders to reject the merger should the combined cash and stock consideration be, in their opinion, insufficient; and

(f) The SICOR board believed that, with the assistance of Bear Stearns, SICOR had conducted an extensive process in the course of which SICOR and Bear Stearns were in contact with numerous potentially interested parties on behalf of SICOR and that Teva was the most attractive alternative for SICOR stockholders resulting from the process.

Strategic Advantages of the Merger. Based on information about the potential future financial results of the combined company, the SICOR board believed that the merger would have a positive impact on the business, operations and financial results of the two companies. Specifically, SICOR’s board believed, in light of historical information concerning the business, financial performance and condition, market opportunity and position, technology and management of SICOR and Teva, that the following factors would have a positive effect on the businesses:

(a) Enhanced Strategic Position of Combined Company. The SICOR board believed that the combined company would be stronger than either company operating independently. In particular, the board considered the strategic benefits of combining Teva’s successful oral dose generic drugs franchise with SICOR’s leading generic injectable business, including potential improvement in long-term operating and financial results to be gained from:

•	a broader spectrum of research and development activities based on the combination of the two companies’ research and development teams, pipelines and financial resources;

•	enhanced manufacturing, sales and distribution capabilities and expanded customer base;

•	increased diversification from existing and prospective collaborative agreements of the combined entities;

•	expanded product offerings resulting from the companies’ complementary API businesses; and

•	more extensive global presence and geographic reach.

(b) SICOR’s Business, Financial Condition and Prospects. The SICOR board considered information with respect to the financial condition, results of operations and business of SICOR, on both a historical and prospective basis, and current industry, economic and market conditions. In particular, the board considered:

•	the benefits associated with a diversified product and pipeline portfolio of a combined company in light of the potential decline in sales of SICOR’s primary product, propofol, which the board expected would constitute a significant portion of SICOR’s total revenues for the foreseeable future;

•	the benefits of the increased market penetration of a combined company as compared to SICOR’s more limited distribution channel;

•	the increased potential to successfully develop and commercialize new generic versions of branded and off-patent pharmaceutical products for which the combined company could be either the first to market, or among the first to market;

•	the increase in internal expertise and external collaboration in areas in which SICOR did not currently have substantial resources and personnel in order to expand SICOR’s focus beyond generic products and broaden its portfolio of product offerings to include proprietary product candidates; and

•	SICOR’s difficulty in realizing its strategic growth objectives in a timely manner as an independent company in light of its current management systems and infrastructure.

In addition, the board evaluated the impact of the proposed merger on SICOR’s employees, particularly Teva’s statement that it did not anticipate significant reductions in force as well as its contractual assumption of stock and other employee benefit plans, and determined that the proposed merger was in the interests of the largest number of SICOR employees.

(c) Teva’s Business, Financial Condition and Prospects. The SICOR board considered information with respect to the financial condition, results of operations and business of Teva, including the due diligence review by SICOR’s management and accounting and legal advisors regarding Teva’s financial condition and prospects. In particular, SICOR considered Teva’s relative position within the generic drug industry by revenue and depth of pipeline, its demonstrated ability to successfully integrate operations in business combinations, and its recent history of meeting or exceeding forecasts.

(d) Access to Teva’s API, Manufacturing Capabilities and Experience with Branded Products. SICOR’s board considered that access to Teva’s APIs as a source of supply will provide SICOR with enhanced and new drug development opportunities, and that Teva’s experience in the branded product market would allow SICOR earlier entry into that market than it would have realized operating independently. The board also considered that SICOR will benefit from the economies of scale resulting from the combined manufacturing capabilities of the two companies.

Risks of the Proposed Merger. Certain risks inherent in the proposed transaction were also considered by the board in conjunction with its advisors in the course of legal, accounting and business due diligence and during the negotiation of the merger agreement. The board considered each of the material risks, which were known to it:

(a) the risks associated with the fluctuating value of Teva ADRs as partial merger consideration, and the risk that, because the number of Teva ADRs to be issued in the merger is fixed and there is no contractual “minimum” value of the Teva ADRs below which additional consideration would be paid, SICOR stockholders may receive less total merger consideration than the board anticipated;

(b) the risks faced by SICOR stockholders associated with owning equity of a foreign corporation;

(c) the risk that the merger would not be completed, given the period of time between the signing of the merger agreement and the expected closing, during which a material change in SICOR’s business might occur, in which case Teva might have the right to terminate the merger agreement; and

(d) other risks described in this proxy statement/prospectus in the section entitled “Risk Factors.”

An additional negative factor considered by the board was the taxable nature of the structure of the merger transaction for U.S. federal income tax purposes.

SICOR’s board of directors concluded that, on balance, the known potential benefits of the transaction with Teva outweighed the known potential risks, and the proposed transaction with Teva was more compelling than other available alternatives and was in the best interest of the SICOR stockholders.

Opinion of Bear Stearns

SICOR engaged Bear Stearns as its financial advisor in connection with the merger in accordance with the terms of an engagement letter between SICOR and Bear Stearns dated March 25, 2003. SICOR retained Bear Stearns based on Bear Stearns’ experience and expertise in similar transactions. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In connection with Bear Stearns’ engagement, SICOR’s board of directors requested that Bear Stearns evaluate the fairness, from a financial point of view, of the consideration to be received pursuant to the merger, to SICOR’s stockholders. On October 31, 2003, Bear Stearns delivered its oral opinion to the board of directors of SICOR, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration of 0.1906 Teva ADRs and $16.50 in cash per share of SICOR common stock with an aggregate implied value of $27.50 per share of SICOR common stock to be received in the merger was fair, from a financial point of view, to the stockholders of SICOR.

Attached as Annex B to this proxy statement/prospectus is the full text of Bear Stearns’ written opinion. SICOR stockholders are urged to read the opinion in its entirety. The opinion sets forth the assumptions made, the matters considered and qualifications and limitations on the review undertaken by Bear Stearns, and is incorporated into this proxy statement/prospectus by reference. The summary of Bear Stearns’ opinion set forth below is qualified in its entirety by reference to the full text of such opinion. In reading the discussion of the fairness opinion set forth below, SICOR stockholders should be aware that Bear Stearns’ opinion:

•	was provided to SICOR’s board of directors for its benefit and use in its evaluation of the merger;

•	did not constitute a recommendation to the board of directors of SICOR in connection with the merger;

•	does not constitute a recommendation to any SICOR stockholder as to how to vote in connection with the merger;

•	did not address SICOR’s underlying business decision to pursue the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for SICOR or the relative effects of any alternative transaction in which SICOR might engage;

•	did not express any opinion as to the price or range of prices at which the shares of SICOR common stock, Teva ordinary shares or Teva ADRs would trade subsequent to the announcement of the merger or as to the price or range of prices at which Teva ordinary shares or Teva ADRs may trade subsequent to the consummation of the merger; and

•	was necessarily based on economic, market and other conditions, and the information made available to Bear Stearns by SICOR and Teva management, as of the date the opinion was delivered.

Bear Stearns’ Opinion

In arriving at its opinion Bear Stearns, among other things:

•	reviewed a draft of the merger agreement which did not materially differ from the executed copy of such agreement;

•	reviewed SICOR’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1999 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2003, its preliminary results for the quarter ended September 30, 2003 and its Current Reports on Form 8-K filed with the SEC during the three years ended October 31, 2003;

•	reviewed certain operating and financial information relating to SICOR’s business and prospects, including projections for the five years ended December 31, 2007, all as prepared and provided to Bear Stearns by SICOR’s management;

•	met with certain members of SICOR’s senior management to discuss SICOR’s business, operations, historical and projected financial results and future prospects;

•	reviewed Teva’s Annual Reports on Form 20-F for the years ended December 31, 1999 through 2002, its Reports of Foreign Private Issuer containing its quarterly reports on Form 6-K for the periods ended March 31 and June 30, 2003, and its other Reports on Form 6-K filed with the SEC during the three years ended October 31, 2003;

•	reviewed certain operating and financial information relating to Teva’s business and prospects, including projections for the three years ended December 31, 2005, all as prepared and provided to Bear Stearns by Teva’s management;

•	met with certain members of Teva’s senior management to discuss Teva’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the SICOR common stock and Teva ADRs;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to SICOR and Teva, as appropriate;

•	reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally relevant to SICOR and the merger;

•	performed discounted cash flow analyses based on the projections for SICOR furnished to Bear Stearns by SICOR’s management; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it by SICOR and Teva, including, without limitation, the projections for each company. With respect to SICOR’s and Teva’s projected financial results, Bear Stearns relied on representations that such projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of SICOR and Teva, respectively, as to the expected future performance of SICOR and Teva, respectively. Bear Stearns has not assumed any responsibility for the independent verification of any such information, and Bear Stearns has further relied upon the assurances of the senior management of SICOR and Teva, respectively, that they are unaware of any facts that would make the information and projections and assumptions provided to Bear Stearns materially incomplete or misleading. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Bear Stearns opinion.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of SICOR or Teva, nor was Bear Stearns furnished with any such appraisals. During the course of its engagement, Bear Stearns was asked by the board of directors of SICOR to solicit indications of interest from various third parties regarding a transaction with SICOR, and Bear Stearns considered the results of such solicitation in rendering its opinion. Bear Stearns assumed that the merger would be consummated in a timely manner and in accordance with the terms of the draft copy of the merger agreement reviewed by Bear Stearns without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on SICOR or Teva.

The following is a brief summary of the analyses used by Bear Stearns and presented to the board of directors of SICOR in connection with rendering its fairness opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Bear Stearns, the tables must be read together with the text of each summary. The tables alone do not represent a complete description of the financial analyses.

Summary of Analyses

Implied Per Share Consideration. Based on the closing price of Teva ADRs of $57.71 on October 30, 2003, the implied value of the merger consideration was calculated to be $27.50. Because the exchange ratio is fixed, the merger consideration SICOR stockholders will receive may be more or less than $27.50 upon consummation of the merger.

Calculation of SICOR’s Enterprise Value at the Merger. Bear Stearns calculated the enterprise value for SICOR for purposes of analyzing the fairness of the merger consideration, referred to in this summary as Enterprise Value, by calculating the sum of the equity value of SICOR’s common stock (including the net value of in-the-money options after deducting the respective exercise proceeds), plus SICOR’s total debt outstanding as of September 30, 2003, minus SICOR’s cash and cash equivalents outstanding as of September 30, 2003.

Bear Stearns calculated multiples of SICOR’s stock price to SICOR’s earnings per share, referred to as EPS, for the last twelve months ended September 30, 2003 and estimated EPS for the fiscal years ending December 31, 2003 and December 31, 2004, which were 30.6x, 27.5x and 23.7x, respectively. Bear Stearns calculated multiples of SICOR’s Enterprise Value to SICOR’s earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for the last twelve months ended September 30, 2003 and estimated EBITDA for the fiscal years ending December 31, 2003 and December 31, 2004, which were 15.0x, 13.8x and 11.4x, respectively. Bear Stearns calculated multiples of SICOR’s Enterprise Value to SICOR’s revenue for the last twelve months ended September 30, 2003 and estimated revenue for the fiscal years ending December 31, 2003 and December 31, 2004, which were 5.83x, 5.48x and 4.54x, respectively. Bear Stearns calculated multiples of SICOR’s Enterprise Value to SICOR’s earnings before interest and taxes, referred to as EBIT, for the last twelve months ended September 30, 2003 and estimated EBIT for the fiscal years ending December 31, 2003 and December 31, 2004, which were 17.3x, 15.8x and 12.7x, respectively.

Comparison of Merger Consideration to Unaffected and Historical Stock Prices. Bear Stearns compared the per share merger consideration to SICOR’s stock price as of October 21, 2003 (the day prior to reports in the news media regarding a possible transaction), and average stock prices one week, one month, three months, six months, one year and two years preceding October 21, 2003. The implied value of the merger consideration on October 30, 2003 of $27.50 per share to be received by SICOR stockholders represents a 32.3% premium to the October 21, 2003 closing price of $20.79.

Premium of merger consideration of $27.50 per share relative to	Premium
October 21, 2003	32.3%
One Week average	35.0%
One Month average	37.0%
Three Month average	38.5%
Six Month average	38.1%
One Year average	53.5%
Two Year average	60.7%

All premiums in the table above are for periods prior to October 21, 2003.

Comparable Company Analysis. Bear Stearns analyzed selected historical and projected operating information provided by SICOR management, stock price performance data and valuation multiples for SICOR and compared projected data to that of twelve publicly traded companies deemed by Bear Stearns to be generally comparable to SICOR. Bear Stearns utilized the earnings forecasts for these companies from First Call and selected Wall Street equity research reports.

The companies included in the Bear Stearns analysis were:

•	Alpharma Inc.;

•	American Pharmaceutical Partners Inc.;

•	Andrx Corp.;

•	Barr Laboratories Inc.;

•	Eon Labs Inc.;

•	IVAX Corporation;

•	KV Pharmaceutical Co.;

•	Mylan Laboratories Inc.;

•	Pharmaceutical Resources Inc.;

•	Taro Pharmaceutical Industries Limited;

•	Teva Pharmaceutical Industries Limited; and

•	Watson Pharmaceuticals Inc.

Bear Stearns reviewed each comparable company’s (i) Enterprise Value to its estimated 2003 EBITDA, (ii) Enterprise Value to its estimated 2004 EBITDA, (iii) share price to its estimated 2003 EPS, (iv) share price to its estimated 2004 EPS, (v) share price to its estimated 2003 EPS as a multiple of the five year EPS growth rate or PEG, and (vi) share price to its 2004 estimated EPS as a multiple of the five year EPS growth rate or PEG. The multiples were based on closing stock prices for the comparable companies on October 29, 2003.

The table below summarizes the analysis.

Comparable Company Analysis

	Enterprise Value/EBITDA				Price/EPS				PEG Ratio
	2003E		2004E		2003E		2004E		2003E		2004E
High	22.8	x	18.3	x	32.3	x	27.6	x	1.62	x	1.42	x
Harmonic Mean	13.1	x	11.1	x	25.6	x	20.5	x	1.31	x	1.05	x
Median	14.4	x	12.4	x	26.8	x	21.3	x	1.34	x	1.07	x
Low	7.8	x	6.5	x	19.1	x	14.5	x	0.96	x	0.73	x

“Harmonic Mean” is calculated based on the average of the reciprocals of the multiples and gives equal weight to equal dollar investments in the securities whose ratios are being averaged.

Bear Stearns compared the multiples implied in the merger at $27.50 per share of (i) 13.8x estimated 2003 EBITDA, (ii) 11.4x estimated 2004 EBITDA, (iii) 27.5x estimated 2003 EPS, (iv) 23.7x estimated 2004 EPS, (v) 1.68x estimated 2003 PEG and (vi) 1.45x estimated 2004 PEG with the range and harmonic mean of the comparable companies. Bear Stearns noted that all of the multiples implied in the merger at $27.50 per share were higher than the harmonic means of the comparable companies.

Comparable Precedent Transactions Analysis. Bear Stearns analyzed 27 merger and acquisition transactions involving companies in the generic pharmaceutical industry which Bear Stearns deemed generally relevant to SICOR and the merger. Four of the transactions analyzed involved companies in the generic injectable pharmaceutical industry. Bear Stearns reviewed, among other things, the ratio of the comparable companies’ enterprise value implied in the respective transactions to their (i) last twelve months (pre-acquisition) EBITDA, referred to as LTM EBITDA, (ii) last twelve months (pre-acquisition) revenue, referred to as LTM Revenue, (iii) last twelve months (pre-acquisition) EBIT, referred to as LTM EBIT, and (iv) estimated EBITDA, based on selected Wall Street equity research, for the calendar year following announcement of the precedent transaction, referred to as CY+1 EBITDA.

The precedent transactions in the Bear Stearns analysis were (the acquiror is identified first):

Generic Injectable M&A transactions

•	Baxter Healthcare Corporation/ESI Lederle (Wyeth);

•	The Intercare Group PLC/Macarthy Group Limited;

•	Teva Pharmaceutical Industries Limited/Pharmachemie Group; and

•	Schein Pharmaceutical Inc./Marsam Pharmaceuticals Inc.

Generic M&A transactions

•	Bio-Technology General/Rosemont Pharmaceuticals Limited;

•	Novartis AG/Lek Pharmaceutical & Chemical Company d.d.;

•	PLIVA d.d./Sidmak Laboratories Inc. (Sobel Holdings Inc.);

•	Teva Pharmaceutical Industries Limited/Bayer Classics S.A.;

•	Alpharma Inc./F H Faulding & Co Limited;

•	Barr Laboratories Inc./Duramed Pharmaceuticals Inc.;

•	IVAX Corporation/Laboratorio Chile S.A.;

•	Novartis AG/BASF AG (European Generics Business);

•	Watson Pharmaceuticals Inc./Schein Pharmaceutical Inc.;

•	Ratiopharm GmbH/Technilab Pharmaceutical Inc.;

•	Galen Holdings PLC/Warner Chilcott PLC;

•	Teva Pharmaceutical Industries Limited/Novopharm Limited;

•	Teva Pharmaceutical Industries Limited/Copley Pharmaceutical Inc.;

•	Alpharma Inc./ISIS PHARMA Group (SCHWARZ PHARMA);

•	Alpharma Inc./Cox Pharmaceuticals (Hoechst AG);

•	Watson Pharmaceuticals Inc./The Rugby Group Inc.;

•	Watson Pharmaceuticals Inc./Royce Laboratories Inc.;

•	Novartis AG/Azupharma GmbH & Co.;

•	Teva Pharmaceutical Industries Limited/Biocraft Laboratories Inc.;

•	Watson Pharmaceuticals Inc./Circa Pharmaceuticals Inc.;

•	IVAX Corporation/Zenith Laboratories Inc.;

•	Miles Inc. (Bayer AG)/Schein Pharmaceutical Inc. (28.3% stake); and

•	IVAX Corporation/McGaw Inc.

The tables below summarize the analysis.

Comparable Precedent Transactions Analysis: Generic Injectable

	Enterprise Value to
	LTM Revenue		LTM EBITDA		LTM EBIT		CY+1 EBITDA
High	5.78	x	10.7	x	13.5	x	8.9	x
Harmonic Mean	2.21	x	8.3	x	9.8	x	6.3	x
Median	3.27	x	8.7	x	10.6	x	6.9	x
Low	1.28	x	6.8	x	7.6	x	4.9	x

Comparable Precedent Transactions Analysis: Generic

	Enterprise Value to
	LTM Revenue		LTM EBITDA		LTM EBIT		CY+1 EBITDA
High	6.75	x	30.6	x	49.3	x	14.2	x
Harmonic Mean	2.04	x	13.5	x	18.8	x	11.2	x
Median	2.33	x	13.0	x	20.1	x	12.3	x
Low	0.89	x	8.2	x	10.4	x	8.1	x

Bear Stearns compared the multiples implied in the merger at $27.50 per share of 5.83x LTM revenue, 15.0x LTM EBITDA, 17.3x LTM EBIT and 11.4x 2004 estimated EBITDA with the range and harmonic mean of the precedent transactions. Bear Stearns noted that all of the multiples implied in the merger at $27.50 per share exceeded the high end of the range of multiples for the precedent generic injectable transactions. In addition, the LTM revenue, LTM EBITDA and CY+1 EBITDA multiples implied in the merger at $27.50 per share exceeded the harmonic mean for the precedent generic transactions while the LTM EBIT multiple of 17.3x implied in the merger compared to a harmonic mean of 18.8x for the precedent generic transactions.

Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis which calculated the intrinsic value of SICOR’s business based on projections provided by SICOR management, an estimated cost of capital and an estimated perpetual growth rate of unlevered free cash flow. Bear Stearns calculated the estimated present value of the unlevered after-tax free cash flows for the four years ending December 31, 2007 based on projections provided to Bear Stearns by SICOR management. Bear Stearns then calculated an implied range of terminal values for SICOR by applying a range of perpetual growth rates of unlevered free cash flow of 3% to 4%. The present value of the free cash flows and terminal values were discounted using a range of discount rates of 11% to 13%. Bear Stearns also performed a sensitivity analysis based on SICOR achieving 80% to 100% of its stand-alone EBITDA forecast discounted at discount rates ranging from 11% to 13% with a 3.5% perpetual growth rate in free cash flow assumed in calculating terminal value. For purposes of calculating terminal value, Bear Stearns, based on SICOR management guidance, adjusted 2007 free cash flow to reflect a more reasonable steady-state contribution forecasted for a major generic product expected to be launched in 2006.

Bear Stearns compared the range of implied equity values per share for SICOR common stock to the implied merger consideration of $27.50 per share as follows:

Discounted Cash Flow Analysis

Implied Equity Value per Share
Based on perpetual growth rates in unlevered free cash flow ranging from 3% to 4% and discount rates ranging from 11% to 13%	$21.81 - $29.45

Based on perpetual growth rates in unlevered free cash flow of 3.5%, discount rates ranging from 11% to 13% and SICOR achieving 80% to 100% of its EBITDA projections	$18.37 - $27.97

Bear Stearns also performed a sensitivity analysis by adjusting the 2006 and 2007 projections to exclude a major generic product which SICOR projected would launch in 2006. Bear Stearns then calculated an implied range of terminal values for SICOR by applying a range of perpetual growth rates of unlevered free cash flow of 3% to 4%. The present value of the free cash flows and terminal values were discounted using a range of discount rates of 11% to 13%. Bear Stearns also performed a sensitivity analysis on this sensitized case based on SICOR achieving 80% to 100% of its adjusted EBITDA forecast discounted at discount rates of 11% to 13% with a 3.5% perpetual growth rate assumed in calculating terminal value.

Bear Stearns compared the range of implied equity values per share for SICOR common stock in the sensitized case to the implied merger consideration of $27.50 per share as follows:

Sensitized Discounted Cash Flow Analysis

Implied Equity Value per Share
Excluding large generic product projected to launch in 2006 and based on perpetual growth rates in unlevered free cash flow ranging from 3% to 4% and discount rates ranging from 11% to 13%	$20.02 - $26.83

Excluding large generic product projected to launch in 2006 and based on a perpetual growth rate in unlevered free cash flow of 3.5%, discount rates of 11% to 13% and SICOR achieving 80% to 100% of its adjusted EBITDA projections

$16.84 - $25.51

Other Analyses. Bear Stearns conducted other analyses as it deemed appropriate, including reviewing the historical stock performance and selected Wall Street equity research reports on SICOR and Teva and analyzing the historical and forecasted financial and operating performance of SICOR and Teva. In addition, Bear Stearns examined publicly available information relating to trends in the generic pharmaceuticals industry.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Bear Stearns’ opinion is therefore not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Bear Stearns made qualitative judgments as to the significance and relevance of each analysis and factor considered by it and did not attribute particular weight to any one analysis or factor. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. Accordingly, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

The analyses performed by Bear Stearns, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those results suggested by the analyses. With respect to the analysis of comparable companies summarized above, no public company utilized as a comparison is identical to SICOR, and accordingly, Bear Stearns made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions, as well as other matters that would necessarily affect the value of SICOR versus the value of any precedent transactions summarized above or the companies they involved. In addition, none of the precedent transactions or the companies they involve are identical to the merger or SICOR. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Bear Stearns’ analyses are inherently subject to substantial uncertainty. The analyses were prepared solely as part of Bear Stearns’ analysis of the fairness, from a financial point of view, of the merger consideration to the stockholders of SICOR.

Bear Stearns’ opinion and financial analyses were only one of many factors considered by SICOR’s board in its evaluation of the merger, and should not be viewed as determinative of the views of SICOR’s board or management with respect to its decision to recommend the merger.

In the ordinary course of business, Bear Stearns may actively trade debt and equity securities of SICOR and/or Teva for Bear Stearns’ own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities. In the ordinary course of business, Bear Stearns may enter into derivative transactions with SICOR or Teva as the counterparty.

Pursuant to an engagement letter between SICOR and Bear Stearns, SICOR has agreed to pay Bear Stearns an advisory fee, including $2.0 million which was payable upon SICOR and Teva entering into the merger agreement, and additional fees to be paid upon completion of the merger amounting to an additional $6.75 million and 0.50% of that portion of the aggregate merger consideration, as determined in accordance with the terms of the engagement letter, which exceeds $2.5 billion. In addition, SICOR agreed to reimburse Bear Stearns for certain out-of-pocket expenses incurred by Bear Stearns in connection with the merger, including the reasonable fees and disbursements of its legal counsel. SICOR has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Teva’s Reasons for the Merger

Teva’s board of directors, in reaching its decision to approve the merger, the merger agreement and the transactions contemplated by the merger agreement, considered favorably the following factors:

(a) Establish New Presence in the U.S. Hospital and Generic Injectables Market. Teva has had an interest for some time in expanding its presence in the U.S. market to include generic injectable products. While Teva sells such products in both Europe and Israel, it has not previously offered such products for sale in the United States. Through a business combination with SICOR, Teva would gain a leading position in the U.S. hospital and generic injectables market. In addition, the combination of the two companies should allow Teva to expand its offerings of selected oral dosage products into the U.S. hospital market.

(b) Create Global Platform for Generic Injectables Business. Teva believes that it can introduce SICOR’s injectable products and numerous other SICOR products into its product line in Europe and other jurisdictions in which Teva currently sells injectable products, thereby expanding the market for SICOR products. Conversely, Teva currently produces injectable products for the European market in FDA-approved facilities that it believes it will be able to add to SICOR’s existing product line in the United States. Thus, by combining the two businesses, Teva expects to create a truly global platform on which to further grow a leading generic injectables product business.

(c) Expand Central and South American Operations. To date, Teva has had only modest sales into Latin America, and Teva has only recently established a subsidiary in Mexico. The acquisition of SICOR would allow Teva to combine SICOR’s well-established Mexican operations with Teva’s new Mexican business, thereby substantially accelerating Teva’s expansion into Mexico and providing a new base of operations for sales of products elsewhere in Central and South America.

(d) Enhance API Operations. SICOR, like Teva, is a vertically integrated company with its own API operations, resulting in enhanced internal profitability and strategic depth. The acquisition of SICOR would provide Teva with an entry as a lead player in the steroids and oncology markets, thereby strengthening the combined company’s position as a leader in the generic API market. The transaction would enable Teva to offer a broader range of API products, to better cater to its customers’ needs and help grow its customer base. In addition, the combined company would have a strengthened API presence in the United States, Europe, where SICOR’s API facilities located in Italy in close proximity to Teva’s own API facilities, and elsewhere in the world.

(e) Expand Biogenerics Efforts. Several large biological products will be coming off patent within the next several years, and this trend is expected to accelerate over time. In order to enhance Teva’s leadership position in generics over the long term, Teva has stated its desire for a biotechnology platform. SICOR’s operations in Lithuania, which already produce several biological products for sale outside of North America and Western Europe, would provide Teva with new capabilities for the development of biological products and with a production facility for such products. Accordingly, a business combination with SICOR would enable Teva to gain an immediate foothold into this emerging field of biogenerics.

(f) Accretive Transaction/Synergies. Estimates of potential revenue and cost synergies of the combined business led Teva to believe the merger should become slightly accretive to Teva’s earnings per share within one year from the closing of the merger.

(g) Terms and Conditions of the Merger Agreement and Related Agreement. Teva also considered favorably the terms and conditions of the merger agreement and the agreements contemplated by the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in those agreements.

In view of the number and wide variety of factors considered in connection with its evaluation of the merger, Teva’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

Interests of Certain Persons in the Merger

Selected executive officers and members of the board of directors of SICOR have certain interests in the merger agreement and the merger that are different from and in addition to your interests as a stockholder. These interests exist based on “change in control” provisions of existing employment agreements and the vesting of stock option awards held by these individuals, both of which will be activated by the consummation of the merger, as well as certain provisions of the merger agreement itself. The board of directors of SICOR was aware of and considered these interests when it considered and approved the merger agreement and the merger.

Employment and Severance Agreements. Existing employment and severance agreements with certain officers of SICOR provide for benefits upon a “change in control,” including severance payments due if the officer’s employment is terminated within a certain amount of time following the consummation of the merger.

Option Vesting. All option grants made under to the SICOR 1997 Long-Term Incentive Plan and certain option agreements issued under the SICOR Amended and Restated 1990 Stock Plan include “change in control” provisions, pursuant to which all unvested options will immediately vest in full upon consummation of the merger. Certain directors and officers hold option grants under these two plans, and will thus receive the benefit of the acceleration of their vesting schedule as a result of the merger. As of the record date for the special meeting, 2,808,330 shares of SICOR common stock were issuable to executive officers and directors of SICOR upon the exercise of outstanding SICOR options granted to those executive officers and directors of SICOR, including options for approximately 443,390 shares of SICOR common stock which will vest upon consummation of the merger. Each option will be converted to become exercisable for Teva ADRs at the effective time of the merger. For a more complete discussion of the conversion of options, please refer to the section below entitled “Treatment of SICOR Stock Options.”

Officer and Director Positions. Pursuant to the merger agreement, Teva has agreed to use all commercially reasonable efforts to cause the appointment of each of the existing executive officers of SICOR to the same position following consummation of the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter documents. Officers and directors receiving benefits under SICOR compensation and benefit plans will continue to be provided with benefits under employee benefit plans that are the same or substantially comparable in the aggregate either to those provided by SICOR or those provided by Teva to similarly situated employees. In addition, Teva has agreed to cause the Teva board of directors to duly appoint Carlo Salvi, the vice chairman of SICOR, to the Teva board of directors, to fill such position until his successor has been duly elected or appointed and qualified or until his earlier death, resignation or removal in accordance with the charter documents.

Continued Director and Officer Indemnification. As of the consummation of the merger and thereafter, Teva will indemnify certain existing and former directors, officers and employees of SICOR as required pursuant to existing indemnity agreements of SICOR, which agreements were amended and restated prior to the merger to clarify that there is a presumption that the indemnified parties are entitled to indemnification and that the indemnified parties as a group are entitled to at least one counsel of their choosing. In addition, Teva will, for a period of six years following the merger, maintain the same provisions regarding the indemnification of officers and directors currently contained in SICOR’s charter documents for claims arising from facts or events that occurred on or prior to the consummation of the merger.

Registration Rights. In connection with the merger, Teva has agreed to file a registration statement covering the resales of Teva ADRs received by persons who may be deemed affiliates of SICOR under Rule 145 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, prior to the effective time of the merger.

Manner and Procedure for Exchanging Shares of SICOR Common Stock; No Fractional ADRs

Surrender of Certificates. As soon as reasonably practicable after the effective time of the merger, but in no event later than one business day after the effective time of the merger, the exchange agent will mail to each record holder of SICOR common stock (a) a letter of transmittal and (b) instructions for surrendering certificates formerly representing SICOR common stock in exchange for cash and a certificate or certificates representing Teva ADSs, into which the SICOR common stock will be converted pursuant to the merger. After receipt of these forms, holders of SICOR common stock will be able to surrender their certificates to the exchange agent, and receive the cash and certificates evidencing the number of whole Teva ADRs to which the holder is entitled, and any cash which may be payable in lieu of a fractional Teva ADRs. SICOR stockholders should not send their certificates until they receive the letter of transmittal.

Unless the holder of SICOR common stock has followed the procedures set forth below in “—Appraisal Rights”, after the effective time of the merger, each certificate that previously represented shares of SICOR common stock will represent the right to receive the cash and Teva ADRs into which those shares of SICOR common stock have been converted.

Teva will not pay dividends to holders of SICOR stock certificates with respect to the Teva ADRs, into which the SICOR shares represented by those certificates have been converted, until the SICOR stock certificates are surrendered to the exchange agent.

After the effective time of the merger, SICOR will not register any further transfers of SICOR shares. Any certificates evidencing SICOR shares that are presented for registration after the effective time of the merger will be exchanged for the cash and certificates evidencing the number of whole Teva ADRs to which they are entitled, and any cash which may be payable in lieu of a fractional ADRs of Teva.

Governmental and Regulatory Approvals

U.S. Antitrust Filing. Under the HSR Act and the rules and regulations promulgated thereunder, the merger may not be consummated unless the applicable waiting period requirements have expired or been terminated. On December 1, 2003, each of SICOR and Teva filed a pre-merger notification and report form pursuant to the HSR Act with the Justice Department and the FTC. In the absence of the grant of early termination, a voluntary withdrawal and resubmission of the filing or the issuance by the Justice Department or FTC of a request for additional information or documentary material, the waiting period under the HSR Act will expire at 11:59 p.m. on December 31, 2003. Following discussions with the staff of the FTC, Teva has committed, in light of the upcoming holiday season, to voluntarily withdraw and resubmit its filing if necessary. Even if the waiting period expires, the Justice Department, the FTC or other regulatory authorities could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger, to rescind the merger, or to require the divestiture of the assets of SICOR or Teva.

Foreign Antitrust Filings. Pursuant to the German Act against Restraints of Competition, the parties must notify the German Federal Cartel Office, or the FCO, before the merger can become effective. The parties submitted their joint notification to the FCO on December 12, 2003. Within one month after receipt of the notification, the FCO must either (a) grant clearance, (b) take no action (which is equivalent to clearance), or (c) inform the parties that it will conduct a further investigation. In the latter case, the FCO may take up to a total of four months after receipt of the notification to complete its investigation and either clear or prohibit the merger.

Pursuant to the Mexican Antitrust Law, the parties must notify the Mexican Federal Competition Commission, or MFCC, before the merger can become effective in Mexico. The parties submitted their joint notification to the MFCC on December 5, 2003. The MFCC has 45 days from the date of notification within which to object to the transaction. This period may be extended for an additional 60 days in complex cases.

Pursuant to Brazilian Law No. 8884/1994, the Brazilian Administrative Council for Economic Defense, or CADE, must be notified within 15 business days after the merger agreement has been executed. The parties submitted their joint notification to the CADE on November 21, 2003. The parties are permitted to consummate the merger before the Brazilian authorities have completed their review.

These U.S. and foreign regulatory authorities may challenge the merger on antitrust grounds and, if such a challenge is made, they may succeed in enjoining the merger as presently contemplated.

Merger Expenses, Fees and Costs

All expenses incurred in connection with the merger agreement and the related transactions will be paid by the party incurring the expense, except that Teva and SICOR have agreed to share equally the costs of filing, printing and mailing Teva’s registration statement on Form F-4 of which this proxy statement/prospectus forms a part, including SEC filing fees and foreign antitrust filing fees. The parties have agreed that in certain circumstances, however, SICOR will pay Teva’s expenses. For a more detailed discussion regarding the allocation of expenses, you should carefully review the section entitled “The Merger Agreement—Termination and Other Fees” below.

Accounting Treatment

Teva will account for the merger under the “purchase” method of accounting in accordance with U.S. GAAP. Therefore, the total merger consideration paid by Teva, together with the direct costs of the merger, will be allocated to SICOR’s tangible and intangible assets and liabilities based on their fair market values, with any excess being applicable to goodwill. The assets, liabilities and results of operations of SICOR will be consolidated into the assets, liabilities and results of operations of Teva as of the closing date of the merger or within a reasonable period thereafter.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of Teva established to facilitate the acquisition of SICOR, will be merged with and into SICOR. SICOR will survive the merger as a wholly owned subsidiary of Teva and will continue its corporate existence under Delaware law under the name “SICOR Inc.”

Material U.S. Federal Income Tax Consequences of the Merger

The following is a summary of the material U.S. federal income tax consequences of the merger to a stockholder of SICOR who holds shares of SICOR common stock as capital assets, which we refer to as a holder. The discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretation. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a holder subject to special treatment under the Internal Revenue Code (including, but not limited to, banks, partnerships and other pass- through entities, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, holders who dissent and exercise appraisal rights, and holders who are not U.S. persons (as defined in section 7701(a)(30) of the Internal Revenue Code), who hold shares as part of a straddle or hedging or conversion transaction, or who acquired shares of SICOR common stock pursuant to the exercise of an employee stock option or otherwise as compensation). In addition, the discussion does not address the non-income tax or state, local or foreign tax consequences of the merger. Each SICOR stockholder is urged to consult a tax advisor with respect to the particular tax consequences of the merger.

The merger will be treated for U.S. federal income tax purposes as a taxable sale or exchange of SICOR common stock for cash and Teva ADRs. In general, you will recognize gain or loss in an amount equal to the difference between (a) the sum of the cash and the fair market value of the Teva ADRs you receive pursuant to the merger and (b) your aggregate adjusted tax basis in your shares of SICOR common stock exchanged therefor. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for your SICOR common stock is more than one year as of the date of the merger. If you are a non-corporate holder, any such long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Unless you comply with certain reporting or certification procedures or you are an “exempt recipient” (e.g., a corporation), you may be subject to a backup withholding tax of 28% with respect to the cash and the fair market value of the Teva ADRs you receive pursuant to the merger. You should consult your tax advisor with respect to the particular effects of the merger on your SICOR holdings.

Federal Securities Laws—Resale Restrictions

The Teva ADRs to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for Teva ADRs issued to any person who is deemed to be an affiliate of SICOR prior to the merger. Persons who may be deemed to be affiliates of SICOR prior to the merger include individuals or entities that control, are controlled by, or are under common control of SICOR, prior to the merger, and may include officers and directors, as well as principal stockholders of SICOR, prior to the merger.

Persons who may be deemed to be affiliates of SICOR prior to the merger may not sell any of the Teva ADRs received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Teva’s registration statement on Form F-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Teva ADRs to be received in connection with the merger by persons who may be deemed to be affiliates of SICOR prior to the merger. In connection with the merger, Teva has agreed to file a registration statement covering the resales of Teva ADRs received by persons who may be deemed affiliates of SICOR under Rule 145 of the Securities Act prior to the effective time of the merger.

Trading Markets

Teva ADRs received by SICOR stockholders in the merger will be tradable on NASDAQ. Teva ADRs are exchangeable in accordance with the terms of Teva’s depositary agreement at any time for Teva ordinary shares. Teva ordinary shares are traded on the Tel Aviv Stock Exchange.

If the merger is completed, SICOR common stock will be delisted from NASDAQ and will no longer be registered under the Exchange Act.

Appraisal Rights

In connection with the merger, record holders of SICOR common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under the General Corporation Law of the State of Delaware, or the DGCL, SICOR stockholders may object to the merger and demand in writing that the surviving company pay the fair value of their shares. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. Stockholders who elect to exercise appraisal rights must comply with all of the procedures to preserve those rights. A copy of Section 262 of the DGCL, which sets forth the appraisal rights, is attached as Annex C to this proxy statement/prospectus.

Section 262 sets forth the procedures a stockholder requesting appraisal must follow. These procedures are complicated and must be followed completely. Failure to comply with these procedures may cause you to lose your appraisal rights. The following information is only a summary of the required procedures and is qualified in its entirety by the provisions of Section 262. Please review Section 262 for the complete procedures. Neither Teva nor SICOR will give you any notice of your appraisal rights other than as described in this document and as required by the DGCL.

General Requirement. Section 262 generally requires the following:

•

You must deliver a written demand for appraisal to SICOR before the vote is taken at the SICOR special meeting. This written demand for appraisal must be separate from the proxy. In other words, failure to return the proxy or returning the proxy with a notation on it will not alone constitute demand for appraisal. Similarly, a vote against the merger will not satisfy your obligation to make written demand for appraisal. You should read the paragraphs below and Annex C for more details on making a demand for appraisal.

•	You must not vote in favor of approval and adoption of the merger agreement or approval of the merger. If you return a properly executed proxy or otherwise vote in favor of approval and adoption of the merger agreement or approval of the merger, you will lose your right to appraisal, even if you previously filed a written demand for appraisal. You do not have to vote against the merger in order to preserve your appraisal rights.

•	You must continuously hold your shares of SICOR stock from the date you make the demand for appraisal through the closing of the merger.

Requirements for Written Demand for Appraisal. A written demand for appraisal of SICOR stock is only effective if it is signed by, or for, the stockholder of record who owns the shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on its stock certificate(s). If you are a beneficial owner of SICOR stock but not a stockholder of record, you must have the stockholder of record for your shares sign a demand for appraisal on your behalf.

If you own SICOR stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

If you own SICOR stock with one or more other persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that he or she is signing the demand as that stockholder’s agent.

If you are a record owner, such as a broker, who holds SICOR stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising that right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not specify the number of shares, it will be assumed that your written demand covers all the shares of SICOR stock that are in your name.

If you are an SICOR stockholder, you should address the written demand to SICOR Inc., 19 Hughes, Irvine, California 92618, Attention: Secretary. SICOR must receive your written demand before the vote concerning the merger is taken or you will lose your appraisal rights. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of such stockholder’s shares.

Written Notice. Within 10 days after the closing of the merger, the company surviving the merger must give written notice of the date that the merger became effective to each stockholder who has fully complied with the conditions of Section 262. Except as required by law, you will not be notified of any dates by which appraisal rights must be exercised.

Petition with the Chancery Court. Within 120 days after the closing of the merger, the company surviving the merger or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the Chancery Court determine the value of the shares of SICOR stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file a petition in the Chancery Court. Neither SICOR nor Teva have any intention at this time to file a petition. Because neither SICOR nor Teva have an obligation to file a petition, if you do not file such a petition within 120 days after the closing, you will lose your rights of appraisal.

Withdrawal of Demand. If you change your mind and decide you no longer want an appraisal, you may withdraw your demand for appraisal at any time within 60 days after the closing of the merger. You may also withdraw your demand for appraisal after 60 days after the closing of the merger, but only with the written consent of Teva. If you withdraw your demand for appraisal, you will receive the merger consideration provided in the merger agreement.

Request for Appraisal Rights Statement. If you have complied with the conditions of Section 262, you will be entitled to receive a statement setting forth the number of shares for which appraisal rights have been exercised and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Teva within 120 days after the closing of the merger. After the merger, Teva will have 10 days after receiving a request to mail the statement to the stockholder.

Chancery Court Procedures. If you properly file a petition for appraisal in the Chancery Court and deliver a copy to Teva, Teva will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal and have not reached an agreement with Teva as to the value of their shares. If the Chancery Court decides it is appropriate, it will then send notice to all of the stockholders who have demanded appraisal. The Chancery Court has the power to conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the DGCL and whether they are entitled to appraisal under that section. The Chancery Court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Chancery Court’s directions, you may be dismissed from the proceeding.

Chancery Court Appraisal of SICOR Shares. After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of stock. To determine the fair value of the shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares, it will direct Teva to pay that value to the stockholders who are entitled to appraisal. The Chancery Court can also direct Teva to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. In order to receive the fair value for your shares, you must surrender your stock certificates to Teva.

The Chancery Court could determine that the fair value of shares of SICOR stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

Costs and Expenses of Appraisal Proceeding. The costs and expenses of the appraisal proceeding may be assessed against the company surviving the merger and the stockholders participating in the appraisal proceeding, as the Chancery Court deems equitable under the circumstances. You can request that the Chancery Court determine the amount of interest, if any, that the company surviving the merger should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the Chancery Court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

Loss of Stockholder’s Rights. If you demand appraisal, after the closing of the merger you will not be entitled to:

•	vote your shares of stock, for any purpose, for which you have demanded appraisal;

•	receive payment of dividends or any other distribution with respect to your shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date before the effective time of the merger; or

•	receive the payment of the consideration provided for in the merger agreement.

However, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to Teva a written withdrawal of your demand for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of Teva. As explained above, these actions will also terminate your appraisal rights. However, an appraisal proceeding in the Chancery Court cannot be dismissed without the Chancery Court’s approval. The Chancery Court may condition its approval upon any terms that it deems just.

If you fail to comply strictly with these procedures you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

THE MERGER AGREEMENT

The following is a summary of material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. We urge you to read carefully the merger agreement in its entirety for a more complete understanding of the merger.

Form of the Merger

If the holders of SICOR common stock approve and adopt the merger agreement, and all other conditions to the merger are satisfied or waived, Merger Sub, a newly formed and wholly owned subsidiary of Teva, will be merged with and into SICOR. After the merger, SICOR will be the surviving corporation and will continue its corporate existence under Delaware law as a wholly owned subsidiary of Teva.

Merger Consideration

Conversion Right. The merger agreement provides that each share of SICOR common stock issued and outstanding immediately prior to the effective time of the merger (other than treasury stock of SICOR, SICOR common stock held by Teva or any subsidiary of Teva and other than SICOR common stock as to which appraisal rights have been properly demanded) will be converted into the right to receive:

•	0.1906 ordinary shares (subject to adjustment as described below) of Teva, which will trade in the United States in the form of ADSs, evidenced by ADRs; and

•	$16.50 in cash, without interest.

Shares Held by SICOR or Teva. Shares of SICOR common stock held by SICOR, Teva or any subsidiary of Teva will be canceled in the merger without consideration.

No Fractional Teva ADRs. Teva will not issue any fractional ADRs in the merger. Instead, holders of a SICOR common stock will receive a cash payment representing the value of the aggregate fractional Teva ADRs that such stockholder otherwise would be entitled to receive.

Adjustments to Prevent Dilution. If between the date of the merger agreement and the effective time of the merger, the number of outstanding shares of SICOR common stock (or securities convertible into or exercisable for shares of SICOR common stock) changes as a result of a reclassification, stock split, stock dividend or distribution, recapitalization, merger, subdivision, issuer tender offer or exchange offer, or other similar transaction, the merger agreement provides that the merger consideration will be equitably adjusted to reflect such change. If between the date of the merger agreement and the effective time of the merger, the number of outstanding Teva ordinary shares changes as a result of stock dividend, subdivisions, reclassification, split-up, combination or the like, the 0.1906 conversion number will be appropriately adjusted.

Closing

Unless the parties agree otherwise, the closing will occur on the first business day after the satisfaction or waiver of all closing conditions.

Effective Time

The merger will become effective on the date on which the merger agreement or the certificate of merger has been duly filed with the Secretary of State of the State of Delaware. The filing of the certificate of merger will take place as promptly as practicable after the closing of the merger.

Treatment of SICOR Stock Options

SICOR Stock Options. Each option to acquire shares of SICOR common stock issued under SICOR stock plans and outstanding as of the effective time of the merger, whether or not exercisable or vested, which we refer to as SICOR options, will be assumed by Teva and will be automatically converted into an option to acquire Teva ADRs. Each assumed SICOR option will be subject to the same terms and conditions as under such SICOR option as of the effective time of the merger, except that each assumed SICOR option shall constitute an option to acquire that number of Teva ADRs (rounded down to the nearest number of whole ADRs on a holder-by-holder basis) equal to:

•	the number of Teva ADRs that the holder of such SICOR option would have been entitled to receive pursuant to the merger if the holder had exercised its option in full immediately prior to the merger, plus

•	the number of Teva ADRs, determined by dividing

•	the amount of cash that the holder of the SICOR option would have been entitled to receive pursuant to the merger if the holder had exercised its SICOR option in full immediately prior to the effective time of the merger by

•	the closing price of the Teva ADRs on the business day immediately prior to the effective time of the merger as reported by the NASDAQ,

at an exercise price per Teva ADR equal to:

•	the aggregate exercise price for the shares of SICOR common stock which otherwise could have been purchased pursuant to the SICOR option immediately prior to the effective time of the merger divided by
•	the aggregate number of Teva ADRs deemed to be purchasable pursuant to the assumed SICOR option.

By virtue of the merger, each assumed SICOR option will become fully vested and exercisable.

Representations and Warranties

The merger agreement contains representations and warranties by SICOR relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of SICOR and its significant subsidiaries;

•	SICOR’s capital structure;

•	SICOR’s corporate authorization, validity of the merger agreement and approval by SICOR’s board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger and the absence of any conflict with SICOR’s or of any of its significant subsidiaries’ certificates of incorporation or by-laws, with any agreement to which SICOR or any of its subsidiaries is a party, with applicable laws and with governmental or non-governmental authorizations;

•	the documents filed with the SEC by SICOR, the accuracy of information contained in such documents and the conformity with generally accepted accounting principles of SICOR’s financial statements;

•	the accuracy of information (other than as furnished by or on behalf of Teva) contained in this proxy statement/prospectus and information provided by SICOR for inclusion in the registration statement to be filed by Teva with the SEC;

•	the absence of undisclosed material liabilities;

•	the absence of certain adverse changes or events in SICOR’s financial condition, properties, assets or results of operations;

•	the absence of material pending or threatened litigation;

•	employee benefit plans;

•	SICOR’s and its subsidiaries’ compliance with all applicable foreign, federal, state and local laws, and SICOR’s and its subsidiaries’ possession of all material permits and regulatory approvals necessary to conduct its business;

•	the inapplicability of anti-takeover statutes and of SICOR’s stockholder rights plan to the merger;

•	various environmental matters, including material compliance with applicable environmental laws;

•	tax matters and the payment of taxes;

•	labor matters;

•	ownership and validity of intellectual property rights;

•	title to properties;

•	material contracts;

•	product liability;

•	insurance coverage;

•	the vote of the stockholders of SICOR required to complete the merger;

•	relationships with suppliers;

•	the absence of affiliate transactions;

•	broker’s and finder’s fees related to the merger; and

•	the receipt of the opinion of SICOR’s financial advisor as to the fairness, from a financial point of view, of the merger consideration to SICOR’s stockholders.

The merger agreement also contains representations and warranties by Teva and Merger Sub relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of Teva and Merger Sub;

•	Teva’s capital structure;

•	Teva’s and Merger Sub’s corporate authorization, validity of the merger agreement and approval by Teva’s and Merger Sub’s boards of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger and the absence of any conflict with Teva’s memorandum of association or articles of incorporation or Merger Sub’s certificate of incorporation or by-laws or similar documents of any Teva subsidiaries, with any agreement to which Teva, Merger Sub or Teva’s subsidiaries is a party, with applicable laws and with governmental or non-governmental authorizations;

•	the documents filed with the SEC by Teva, the accuracy of information contained in such documents and the conformity with generally accepted accounting principles of Teva’s financial statements;

•	the accuracy of information (other than as provided by or on behalf of SICOR) contained in this proxy statement/prospectus and the compliance with the requirements of the securities laws of the registration statement to be filed by Teva with the SEC;

•	the absence of undisclosed material liabilities;

•	the absence of certain adverse changes or events in Teva’s financial condition, properties, assets or results of operations;

•	the absence of material pending or threatened litigation;

•	employee benefit plans;

•	Teva and its subsidiaries’ compliance with all applicable foreign, federal, state and local laws, and Teva’s and its subsidiaries’ possession of all material permits and regulatory approvals necessary to conduct its business;

•	various environmental matters, including material compliance with applicable environmental laws;

•	tax matters and the payment of taxes;

•	labor matters;

•	ownership and validity of intellectual property rights;

•	title to properties;

•	material contracts;

•	product liability;

•	insurance coverage;

•	absence of any prior business activities by Merger Sub;

•	the absence of any vote required by the stockholders of Teva to consummate the merger;

•	absence of ownership by Teva, Merger Sub or any of their subsidiaries of SICOR common stock;

•	the absence of affiliate transactions;

•	broker’s and finder’s fees related to the merger;

•	the receipt of the opinion of Teva’s financial advisors as to the fairness, from a financial point of view, of the merger consideration to Teva; and

•	financial capacity of Teva to perform the merger.

Certain of SICOR’s and Teva’s representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to SICOR or Teva, “material adverse effect” means a material adverse effect on the financial condition, business, assets or results of operations of SICOR or Teva and their respective subsidiaries, in each case, taken as a whole, other than any such effect resulting from or arising out of:

•	any change in law or U.S. GAAP or interpretations thereof;

•	any change in economic or business conditions in the United States generally;

•	any change in conditions generally affecting the pharmaceutical industry; or

•	the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby.

Covenants and Agreements

Conduct of SICOR’s Business Pending Merger. SICOR has agreed that, from the date of the merger agreement until the effective time of the merger, except as expressly permitted by the merger agreement, as required by law or to the extent agreed to by Teva, SICOR and its subsidiaries:

•	shall conduct their respective businesses only in the ordinary and usual course and shall use their respective commercially reasonable efforts to (a) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (b) maintain and keep material properties and assets in good repair and condition and (c) maintain in effect all material governmental permits under which such party currently operates;

•	shall not amend or otherwise change its certificates of incorporation or by-laws; split, combine or reclassify SICOR’s capital stock; declare, set aside or pay any dividend; or repurchase, redeem or otherwise acquire any SICOR stock;

•	shall not issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options or other commitments or rights to acquire, any shares of its capital stock or any voting debt or any other property or assets (other than in certain limited exceptions);

•	shall not, other than in the ordinary and usual course of business and other than transactions not in excess of $10,000,000 in the aggregate in any calendar year, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets;

•	shall not make any acquisition of, or investment in, assets or stock in any transaction or any series of transactions for an aggregate purchase price or prices, including the assumption of any debt, in excess of $10,000,000 in the aggregate in any calendar year, except for acquisitions mandated by binding legal commitments existing on the date of the merger agreement;

•	shall not, other than in the ordinary and usual course of business, (a) amend or terminate any contract that is material to SICOR and its subsidiaries taken as a whole, (b) waive, release, relinquish or assign any such contract, right or claim or (c) cancel or forgive any material indebtedness owed to SICOR or any of its subsidiaries;

•	shall not (a) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization or (b) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the usual and ordinary course of business;

•	shall not terminate, adopt or amend any compensation and benefit plans (other than in limited exceptions), or increase the compensation of any employees except for (a) grants or awards or increases occurring in the ordinary and usual course of business, (b) annual reestablishment of compensation and benefit plans and the provision of individual compensation or benefit plans and agreements for newly hired or appointed officers and employees or (c) actions necessary to satisfy existing contractual obligations under compensation and benefit plans or agreements existing as of the date of the merger agreement;

•	shall maintain with financially responsible insurance companies (or through self-insurance) insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by such party in the ordinary course of business consistent with past practice;

•	shall not change any accounting principle, practice or method in a manner that is inconsistent with past practice;

•	shall not take any action that could reasonably be expected to result in (a) any representation or warranty of SICOR or its subsidiaries set forth in the merger agreement that is qualified by materiality becoming untrue, (b) any such representations and warranties that are not so qualified becoming untrue in any material respect, (c) any of the conditions to the merger not being satisfied or (d) otherwise prevent or materially impair or delay the ability of such party to consummate the transactions contemplated by the merger agreement;

•	shall (a) file all material tax returns required to be filed with any taxing authority in accordance with all applicable laws, (b) timely pay all due and payable taxes and (c) promptly notify Teva of any action, suit, proceeding, investigation, audit or claim initiated or pending against or with respect to SICOR or any of its subsidiaries in respect of any tax;

•	shall not make any tax election or settle or compromise any income tax liability without the prior written consent of Teva;

•	shall not redeem the rights outstanding under the stockholders rights plan, or amend, modify or terminate the stockholders rights plan or render it inapplicable other than to the execution, delivery and performance of the merger agreement and the merger;

•	shall not enter into any contract that purports to limit or prohibit in any respect SICOR or any of its subsidiaries (a) from competing with any other person, (b) from acquiring any product or other asset or any services from any other person, (c) from developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other person or (d) from transacting business or dealing in any other manner with any other person, except in certain limited circumstances; and

•	shall not authorize or enter into an agreement to do anything prohibited by the foregoing actions.

Conduct of Teva’s Business Pending Merger. Teva has agreed that, from the date of the merger agreement until the effective time of the merger, except as expressly permitted by the merger agreement, as required by law or to the extent agreed to by SICOR, Teva and its subsidiaries:

•	shall conduct their respective businesses only in the ordinary and usual course and shall use their respective commercially reasonable efforts to (a) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (b) maintain and keep material properties and assets in good repair and condition and (c) maintain in effect all material governmental permits under which such party currently operates;

•	shall not amend or otherwise change its memorandum or articles of association; split, combine or reclassify Teva’s capital stock; declare, set aside or pay any dividend other than its regular quarterly dividend; or repurchase, redeem or otherwise acquire any Teva stock;

•	shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization;

•	shall not take any action that could reasonably be expected to result in (a) any representation or warranty of Teva or its subsidiaries qualified by materiality becoming untrue, (b) any such representations and warranties that are not so qualified becoming untrue in any material respect, (c) any of the conditions to the merger not being satisfied or (d) otherwise prevent or materially impair or delay the ability of Teva or its subsidiaries to consummate the transactions contemplated by the merger agreement; and

•	shall not authorize or enter into an agreement to do anything prohibited by the foregoing actions.

Access. Subject to applicable law, Teva and SICOR have agreed to, and to cause their subsidiaries to, provide the other party’s representatives, during normal business hours during the period prior to the effective time of the merger, reasonable access to its officers, properties, books, contracts and records and, during such period, to each furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party.

No Solicitation. The merger agreement precludes SICOR and its subsidiaries or any officer, director, employee, agent or representative (including accountants, attorneys and investment bankers), directly or indirectly, from initiating, soliciting, encouraging or otherwise facilitating any inquiries or the making of any proposal or offer, with respect to:

•	any merger, reorganization, share exchange, business combination, recapitalization, consolidation, liquidation, dissolution or similar transaction involving SICOR or any of its significant subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or purchase of the assets or equity securities of SICOR or any of its subsidiaries, in each case comprising 15% or more in value of SICOR and its subsidiaries; or

•	any purchase or sale of, or tender offer or exchange offer for, 15% or more of the outstanding shares of SICOR common stock.

We refer to any transaction in the above three bullet points as an acquisition proposal.

Additionally, neither SICOR nor its subsidiaries, nor any of their representatives shall, directly or indirectly:

•	engage in any negotiations concerning, or provide any confidential information to, any person relating to a competing acquisition proposal, or otherwise facilitate any acquisition proposal;

•	withdraw or modify its approval or recommendation of the merger;

•	approve, recommend or endorse an acquisition proposal; or

•	enter into any letter of intent or similar document contemplating, or enter into any agreement with respect to an acquisition proposal.

The merger agreement provides that, prior to the approval of the merger by the SICOR stockholders, these restrictions do not prohibit SICOR from furnishing non-public information to, or negotiating with, a third party if those actions are a response to an unsolicited, bona fide written acquisition proposal from the third party to acquire directly or indirectly, for consideration consisting solely of cash and/or marketable securities, 30% or more of the outstanding SICOR common stock or 40% or more of the assets of SICOR and its subsidiaries that the SICOR board of directors determines in good faith, after consulting with outside counsel and its financial advisors, is (a) on terms more favorable to SICOR’s stockholders than those in the merger agreement and (b) reasonably capable of being consummated without undue delay, and that the SICOR board of directors shall have concluded in good faith that the failure to take such action would be inconsistent with the discharge of the board’s fiduciary duties under applicable law. We refer to such a proposal as a superior proposal. SICOR has agreed to provide Teva a written notice advising Teva of its receipt of such a superior proposal and specifying the material terms and conditions of the proposal.

If SICOR receives a superior proposal prior to the special meeting, SICOR’s board is permitted to withdraw or adversely modify or change its recommendation of the merger agreement to SICOR’s stockholders and recommend the superior proposal to its stockholders. However, SICOR may only withdraw or modify its recommendation if Teva has not made an offer within three calendar days after Teva’s receipt of the notice from SICOR that SICOR’s board of directors concludes in good faith, after consultation with its financial advisors and outside counsel, is as favorable (taking into account the termination fee payable under the merger agreement) to SICOR’s stockholders as the superior proposal. If the merger agreement is terminated, SICOR may be required to pay Teva a termination fee.

SICOR is required to advise Teva within one business day of the receipt of any material proposal, material discussion, material negotiation or material inquiry with respect to any acquisition proposal. Additionally, SICOR is required to immediately communicate to Teva the material terms of any proposal, discussions, negotiations or inquiry which it may receive as well as the identity of the person making such proposal or inquiry or engaging in such discussion or negotiation. SICOR is required to provide to Teva any non-public material information concerning SICOR provided to any other person that was not previously provided to Teva on the same day as the providing of any such information to any other person. SICOR will keep Teva reasonably informed of the status and details of any such acquisition proposal including any modifications or proposed modifications.

SICOR is also required to immediately cease any existing activities, discussions or negotiations with any parties with respect to any acquisition proposal. In addition, SICOR shall promptly request that each person who has executed a confidentiality agreement in connection with such an acquisition proposal return or destroy all confidential information furnished to such person in accordance with such confidentiality agreement. SICOR is not permitted to release any third party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which SICOR is a party.

Special Meeting. The merger agreement requires SICOR to call and hold a special meeting to approve and adopt the merger agreement and the merger as promptly as practicable after this proxy statement/prospectus is mailed to SICOR’s stockholders. Additionally, subject to certain limitations related to its fiduciary duties in the event of a superior proposal, the board of directors of SICOR has agreed to recommend that SICOR’s stockholders vote in favor of the merger agreement and the merger.

Stock Exchange Listing. Teva has agreed to use all commercially reasonable efforts to cause the Teva ADRs to be issued in the merger or reserved for issuance upon exercise of the assumed SICOR options to be approved for quotation on NASDAQ.

Affiliate Letters. SICOR has delivered to Teva a letter identifying all persons who, in the judgment of SICOR, may be deemed affiliates of SICOR for purposes of Rule 145 under the Securities Act. SICOR will use all commercially reasonable efforts to obtain a written agreement from each such person identified by SICOR as soon as practicable and, in any event, at least ten days prior to the effective time of the merger to, among other things, abide by certain transfer restrictions imposed by Rule 145.

Employee Matters. Teva has agreed that, for two years after the effective time of the merger, the current and former SICOR employees who are receiving benefits under the SICOR compensation and benefit plans will continue to be provided with benefits under employee benefit plans that are the same or substantially comparable in the aggregate to either:

•	those currently provided by SICOR to such employees as of the closing date; or

•	those provided by Teva to similarly situated employees.

After the effective time of the merger, Teva shall take into account the service by SICOR employees for purposes of eligibility to participate, eligibility to commence benefits, vesting and, solely for purposes of severance and vacation benefits, benefit accruals under the compensation and benefit plans of Teva in which such employees participate. In addition, Teva has agreed to cause SICOR to honor all employee benefit obligations to current and former employees and directors under the SICOR compensation and benefit plans.

Furthermore, it is the present intention of Teva and SICOR that following the effective time of the merger, there will be no significant involuntary reductions in workforce at SICOR or its subsidiaries; however, if any significant reductions in workforce in respect of employees of SICOR and its subsidiaries become necessary, they shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, to be determined by Teva in its reasonable discretion. Any workforce reductions carried out following the effective time of the merger by Teva or SICOR and their respective subsidiaries shall be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and its termination.

Continued Director and Officer Indemnification. After the consummation of the merger, Teva will indemnify certain existing and former directors, officers and employees of SICOR as required pursuant to existing indemnity agreements of SICOR, which agreements were amended and restated prior to the merger agreement to clarify that there is a presumption that the indemnified parties are entitled to indemnification and that the indemnified parties as a group are entitled to at least one counsel of their choosing. In addition, Teva will, for a period of six years following the merger, maintain the same provisions regarding the indemnification of officers and directors currently contained in SICOR’s charter documents for claims arising from facts or events that occurred on or prior to the consummation of the merger.

Conditions to the Merger

The respective obligations of Teva, SICOR and Merger Sub to complete the merger are subject to the satisfaction of certain conditions.

Conditions to Each Party’s Obligation to Effect the Merger. The obligations of each party to complete the merger are subject to each of the following conditions being fulfilled (or waived by the parties):

•	the approval of the merger and the merger agreement by SICOR’s stockholders;

•	the waiting period applicable to the merger under the HSR Act having expired or having been terminated;

•	all required statutory approvals of the Mexican, German and Brazilian merger control authorities, the Tel Aviv Stock Exchange, and the National Association of Securities Dealers having been obtained and having become final orders and no such final order shall impose terms or conditions that would have, or would be reasonably likely to have a material adverse effect on Teva or SICOR (together with their respective subsidiaries, taken as a whole), respectively;

•	the absence of any law, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement;

•	the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC, and all Israeli authorizations necessary to carry out the transactions contemplated by the merger agreement having been obtained.

Conditions to Obligations of Teva and Merger Sub to Effect the Merger. The obligations of Teva and Merger Sub to complete the merger are subject to each of the following additional conditions being fulfilled (or waived by Teva):

•	the representations and warranties of SICOR having been true and correct as of the closing date as though made on and as of the closing date, except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a material adverse effect on SICOR, and Teva having received a certificate of the chief executive officer and the chief financial officer of SICOR to that effect;

•	SICOR having performed in all material respects all material obligations required to be performed by the merger agreement at or prior to the closing date, and Teva having received a certificate of the chief executive officer and the chief financial officer of SICOR to that effect; and

•	the absence of any change or other event having a material adverse effect on SICOR and its subsidiaries’ financial condition, business, assets or results of operations taken as a whole.

Conditions to Obligation of SICOR to Effect the Merger. The obligation of SICOR to complete the merger is subject to each of the following additional conditions being fulfilled (or waived by SICOR):

•	the representations and warranties of Teva and Merger Sub having been true and correct on the closing date as though made on and as of the closing date, except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a material adverse effect on Teva or Merger Sub, and SICOR having received a certificate of the chief executive officer and the chief financial officer of Teva to that effect;

•	Teva and Merger Sub having performed in all material respects all material obligations required to be performed by the merger agreement at or prior to the closing date, and SICOR having received a certificate of the chief executive officer and the chief financial officer of Teva to that effect;

•	the absence of any change or other event having a material adverse effect on Teva and its subsidiaries’ financial condition, business, assets or results of operations taken as a whole; and

•	the Teva ADRs to be issued in connection with the merger and reserved for issuance upon exercise of the assumed SICOR options having been approved for quotation on NASDAQ.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Teva and SICOR;

•	by either Teva or SICOR if:

(1) the merger is not completed by April 30, 2004, unless the proximate cause of the failure of the merger to occur is the failure of the party seeking to terminate the merger agreement to perform any of its obligations under this merger agreement; such termination date shall be automatically extended for six months if the antitrust clearances and other regulatory approvals are the only conditions to the merger that have not been satisfied or waived and such approvals are being pursued diligently and in good faith;

(2) the SICOR stockholders do not adopt and approve the merger and the merger agreement; or

(3) any court or governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting completion of the merger that has become final and non-appealable after the applicable party has used all commercially reasonable efforts to have such order removed, repealed or overturned;

•	by SICOR if:

(1) prior to the special meeting, the board of directors of SICOR determines in good faith, after consultation with its financial advisors and outside legal counsel, that a bona fide unsolicited acquisition proposal is a superior proposal. However, SICOR will not take any such action relative to the superior proposal until at least three calendar days following Teva’s receipt of written notice. The notice will state that SICOR has received a superior proposal and specify the material terms and conditions of the superior proposal. Additionally, SICOR’s board of directors must conclude in good faith, after consultation with its financial advisors and outside counsel, that any counterproposal made by Teva is not as favorable (taking into account the termination fee payable under the merger agreement) to SICOR’s stockholders as the superior proposal; or

(2) prior to the effective time of the merger, Teva breaches a material representation, warranty, covenant or agreement such that SICOR’s closing conditions are not satisfied and that breach is either not capable of being cured or has not been cured within twenty days after written notice of such breach is given by SICOR to Teva.

•	by Teva if:

(1) prior to the special meeting of the stockholders of SICOR, the board of directors of SICOR determines in good faith after consultation with its financial advisors and outside legal counsel that a bona fide unsolicited acquisition proposal is a superior proposal and either adopts an agreement relating to the proposal or recommends the proposal to SICOR stockholders;

(2) the board of directors of SICOR has withdrawn or materially and adversely modified its adoption of the merger agreement or its recommendation that the stockholders of SICOR approve this agreement;

(3) a tender offer or exchange offer is commenced that, if successful, would result in any third party becoming beneficial owner of 30% or more of the outstanding shares of SICOR common stock and the board of directors of SICOR recommends that the stockholders of SICOR tender their shares in the tender or exchange offer;

(4) SICOR fails to call or hold the special stockholders meeting within six months of the date of the merger agreement (subject to extension), unless Teva has breached in any material respect its obligations under the merger agreement in any manner that shall have caused the occurrence of the failure of the SICOR stockholders meeting to be called or held; or

(5) SICOR materially breaches a material representation, warranty, covenant or agreement contained in the merger agreement such that Teva’s closing conditions are not satisfied and that breach is either not capable of being cured or has not been cured within twenty days after written notice of the breach is given by Teva to SICOR.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the agreement will be void, and there will be no liability or obligation of any party or its officers and directors except as to confidentiality and fees and expenses, including the termination and other fees described in the following section.

Termination and Other Fees

SICOR will pay Teva a fee in the amount of $5 million to reimburse Teva for expenses incurred in connection with the transaction if the merger agreement is terminated:

(1) by either party because the SICOR stockholders do not adopt the merger agreement at the special meeting, and at the time of the special meeting a third-party acquisition proposal exists or any other announcement of any intention with respect to such a third-party acquisition proposal has been made;

(2) by SICOR prior to the special meeting, if the board of directors of SICOR determines in good faith after consultation with its financial advisors and outside legal counsel that a bona fide unsolicited acquisition proposal is a superior proposal; or

(3) by Teva in the case of an event which entitles Teva to terminate the merger agreement as described above under the fourth bullet point under “—Termination,” except if there has been a material breach by SICOR of any material representation, warranty, covenant or agreement contained in the merger agreement.

In addition, if, within 12 months after any such termination, SICOR enters into a definitive agreement with respect to, or consummates, a transaction contemplated by an acquisition proposal, then SICOR shall pay to Teva a termination fee (as liquidated damages) of $120 million (which includes charges and expenses incurred by Teva in connection with the merger agreement and the transactions contemplated thereby).

Amendment

At any time prior to the effective time of the merger, the parties may modify or amend the merger agreement, by action of their respective boards of directors by written agreement executed and delivered by duly authorized officers of the respective parties.

On November 25, 2003, the parties executed an amended merger agreement to make certain non-substantive corrections to the merger agreement.

Stockholders Agreement

Concurrently with the execution of the merger agreement, Teva executed a stockholders agreement with Carlo Salvi, the vice chairman of SICOR, and certain of his affiliates. Pursuant to the stockholders agreement, and as further described below, those SICOR stockholders have agreed to vote their shares in favor of the merger agreement and merger at the special meeting of the stockholders of SICOR. As of the record date, the stockholders who are parties to the stockholders agreement held 22,335,708 shares, representing approximately 18.7% of the voting power of SICOR common stock as of the record date.

Voting of Shares. Until the termination of the stockholders agreement, each stockholder signatory to the stockholders agreement, subject to the terms and conditions of the stockholders agreement, has agreed to vote such stockholder’s shares (or cause to be voted any shares such stockholder controls) of SICOR

•	in favor of adoption of the merger agreement and approval of the terms thereof and of the merger and each of the other transactions contemplated thereby;

•	against any competing acquisition proposal or transaction or occurrence that if proposed to SICOR or its stockholders would constitute a competing acquisition proposal; and

•	against any amendments to the certificate of incorporation or by-laws or rights plan of SICOR or other proposal, action or transaction that would reasonably be expected to, prevent or materially impede or delay the consummation of the merger or the transactions contemplated by the merger agreement or change in any manner the voting rights of the common stock of SICOR.

Grant of Proxy. In furtherance of the stockholders agreement, each stockholder signatory to the stockholders agreement has granted an irrevocable proxy to designees of Teva to vote its shares of SICOR in the manner described in the bullet points above.

Transfer Restrictions. Each stockholder signatory to the stockholders agreement has agreed that, except as specifically permitted by the stockholders agreement, following its execution and until its termination, the stockholder will not sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the transfer of, or the creation or offer of any derivative security in respect of, shares subject to the stockholders agreement other than pursuant to the merger. Except as specifically permitted by the stockholders agreement, the stockholders have also agreed not to enter into any voting arrangement with respect to shares subject to the stockholders agreement or to deposit any shares subject to the stockholders agreement into a voting trust. A stockholder may, with Teva’s consent, pledge or encumber shares subject to the stockholders agreement so long as such pledge or encumbrance would not impair such stockholder’s ability to perform its obligations under the stockholders agreement.

Termination. The stockholders agreement automatically terminates upon the earliest to occur of:

•	the effective time of the merger;

•	the date of the termination of the merger agreement; and

•	the date of any material modification, waiver or amendment to the merger agreement that affects adversely the consideration payable to stockholders of SICOR in the merger.

DESCRIPTION OF TEVA ORDINARY SHARES

Description of Teva Ordinary Shares

The par value of Teva ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors.

Teva’s board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits available for dividends after statutory appropriation to capital reserves. Declaration of a final dividend (not exceeding the amount proposed by the board) requires stockholder approval through the adoption of an ordinary resolution. Dividends are declared in NIS. All ordinary shares represented by the ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the articles of association and authorizing changes in the rights of stockholders) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the articles of association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the board of directors, approved by three-quarters of those persons voting, at a meeting of the board of directors which shall have taken place prior to that general meeting.

Meetings of Stockholders

Under the Israeli Companies Law, Teva is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, Teva is required to hold a special meeting:

•	at the direction of the board of directors;

•	if so requested by two directors or one-fourth of the serving directors; or

•	upon the request of one or more stockholders who have at least 5% of the voting rights.

If the board of directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public.

The agenda at an annual meeting is determined by the board of directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more stockholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

A notice of an annual meeting must be made public and delivered to every stockholder registered in the stockholders register at least 30 days before the meeting is convened. The stockholders entitled to participate and vote at the meeting are the stockholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting, provided that notice of the general meeting was published prior to the record date.

Under the Israeli Companies Law, a stockholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with certain regulations. Under these regulations, a stockholder whose shares are registered with a member of the Tel Aviv Stock Exchange must provide Teva with an authorization from such member regarding his ownership as of the record date.

Right of Non-Israeli Stockholders to Vote

Neither Teva’s memorandum nor its articles of association, nor the laws of the State of Israel restrict in any way the ownership or voting of Teva’s ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Change of Control

Under the Israeli Companies Law, a merger requires approval by the board of directors and by the stockholders of each of the merging companies. In approving a merger, the board of directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

Under the Israeli Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all stockholders if as a result of the acquisition the purchaser would become a 25% stockholder of the company. This rule does not apply if there is already another 25% stockholder of the company.

DESCRIPTION OF TEVA AMERICAN DEPOSITARY SHARES

Set forth below is a summary of the deposit agreement, as amended, among Teva, The Bank of New York as depositary, which we refer to as the depositary, and the holders from time to time of ADRs. This summary is not complete and is qualified in its entirety by the deposit agreement, a copy of which has been filed as an exhibit to the Registration Statement on Form F-6 filed with the SEC on February 15, 2000. Additional copies of the deposit agreement are available for inspection at the corporate trust office of the depositary, 101 Barclay Street, New York, New York 10286, and at the principal Tel Aviv office of Bank Leumi Le-Israel Ltd., 2-4 Lilienblum Street, Tel Aviv, Israel, and the principal Tel Aviv office of Israel Discount Bank Limited, 27-31 Yehuda Halevi Street, Tel Aviv, Israel, which we refer to as, collectively, the custodian.

American Depositary Receipts

ADRs evidencing a specified number of ADSs are issuable by the depositary pursuant to the deposit agreement. Each ADS represents one ordinary share of Teva deposited with the custodian.

Deposit and Withdrawal of Ordinary Shares

The depositary has agreed that, upon deposit with the custodian of ordinary shares of Teva accompanied by an appropriate instrument or instruments of transfer or endorsement in form satisfactory to the custodian and any certificates as may be required by the depositary or the custodian, the depositary will execute and deliver at its corporate trust office, upon payment of the fees, charges and taxes provided in the deposit agreement, to or upon the written order of the person or persons entitled thereto, an ADR registered in the name of such person or persons for the number of ADSs issuable with respect to such deposit.

Every person depositing ordinary shares under the deposit agreement shall be deemed to represent and warrant that such ordinary shares are validly issued, fully paid, non-assessable ordinary shares and that such person is duly authorized to make such deposit, and the deposit of such ordinary shares or sale of ADRs by that person is not restricted under the Securities Act.

Upon surrender of ADRs at the corporate trust office of the depositary, and upon payment of the fees provided in the deposit agreement, ADR holders are entitled to delivery to them or upon their order at the principal office of the custodian or at the corporate trust office of the depositary of certificates representing the ordinary shares and any other securities, property or cash that the surrendered ADRs evidence the right to receive. Delivery to the corporate trust office of the depositary shall be made at the risk and expense of the ADR holder surrendering ADRs.

The depositary may execute and deliver ADRs prior to the receipt of ordinary shares or “pre-release.” The depositary may deliver ordinary shares upon the receipt and cancellation of ADRs that have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the depositary knows that such ADR has been pre-released. Each pre-release will be:

•	accompanied by a written representation from the person to whom ordinary shares or ADRs are to be delivered that such person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be;

•	at all times fully collateralized with cash or such other collateral as the depositary deems appropriate;

•	terminable by the depositary with no more than 5 business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

The number of ADRs outstanding at any time as a result of pre-releases will not normally exceed 30% of the ordinary shares deposited with the depositary; provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

Dividends, Other Distributions and Rights

The depositary is required to convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can reasonably do so and transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars that it receives in respect of the deposited ordinary shares, and to distribute the amount received, net of any expenses incurred by the depositary in connection with conversion, to the holders of ADRs. The amount distributed will be reduced by any amounts to be withheld by Teva or the depositary for applicable taxes, net of expenses of conversion into U.S. dollars. For a more detailed discussion regarding tax considerations, you should carefully review the section below entitled “U.S. Federal Income Tax Considerations—Taxation of Dividends.” If the depositary determines that any foreign currency received by it cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government or agency is denied or not obtained within a reasonable period of time, the depositary may distribute such foreign currency received by it or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the ADR holders. If any conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the holders of ADRs entitled thereto, the depositary may make such conversion and distribution in U.S. dollars to the extent permissible to such holders of ADRs and may distribute the balance of the currency received by the depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of such holders of ADRs.

If any distribution upon any ordinary shares deposited or deemed deposited under the deposit agreement consists of a dividend in, or free distribution of, additional ordinary shares, the depositary shall, only if Teva so requests, distribute to the holders of outstanding ADRs, on a pro rata basis, additional ADRs that represent the number of additional ordinary shares received as such dividend or free distribution subject to the terms and conditions of the deposit agreement. In lieu of delivering fractional ADRs in the event of any such distribution, the depositary will sell the amount of additional ordinary shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs. If additional ADRs are not so distributed, each ADR shall thereafter also represent the additional ordinary shares distributed together with the ordinary shares represented by such ADR prior to such distribution.

If Teva offers or causes to be offered to the holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the depositary, after consultation with Teva, shall have discretion as to the procedure to be followed in making such rights available to holders of ADRs or in disposing of such rights for the benefit of such holders and making the net proceeds available to such holders or, if the depositary may neither make such rights available to such holders nor dispose of such rights and make the net proceeds available to such holders, the depositary shall allow the rights to lapse; provided, however, that the depositary will, if requested by Teva, take action as follows:

•	if at the time of the offering of any rights the depositary determines in its discretion that it is lawful and feasible to make such rights available to all holders of ADRs or to certain holders of ADRs but not other holders of ADRs, the depositary may distribute to any holder of ADRs to whom it determines the distribution to be lawful and feasible, on a pro rata basis, warrants or other instruments therefor in such form as it deems appropriate; or

•	if the depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain holders of ADRs, it may sell the rights, warrants or other instruments in proportion to the number of ADRs held by the holder of ADRs to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the depositary and all taxes and governmental charges) for the account of such holders of ADRs otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such holders of ADRs because of exchange restrictions or the date of delivery of any ADR or otherwise.

The depositary shall not be responsible for any failure to determine that it may be lawful and feasible to make such rights available to holders of ADRs in general or any holder in particular.

If a holder of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such holder, the depositary will make such rights available to such holder upon written notice from Teva to the depositary that Teva has elected in its sole discretion to permit such rights to be exercised and such holder has executed such documents as Teva has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the depositary from such holder to exercise such rights, upon payment by such holder to the depositary for the account of such holder of an amount equal to the purchase price of the ordinary shares to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in such warrants or other instruments, the depositary shall, on behalf of such holder, exercise the rights and purchase the ordinary shares, and Teva shall cause the ordinary shares so purchased to be delivered to the depositary on behalf of such holder. As agent for such holder, the depositary will cause the ordinary shares so purchased to be deposited under the deposit agreement, and shall issue and deliver to such holder legended ADRs, restricted as to transfer under applicable securities laws.

The depositary will not offer to the holders of ADRs any rights to subscribe for additional ordinary shares or rights of any other nature, unless and until such a registration statement is in effect with respect to the rights and the securities to which they relate, or unless the offering and sale of such securities to the holders of such ADRs are exempt from registration under the provisions of the Securities Act and an opinion of counsel satisfactory to the depositary and Teva has been obtained.

If the depositary determines that any distribution of property is subject to any tax or other governmental charge that the depositary is obligated to withhold, the depositary may by public or private sale in Israel dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay any such taxes or charges, and the depositary will distribute the net proceeds of any such sale and after deduction of any taxes or charges to the ADR holders entitled thereto.

Upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of ordinary shares, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting Teva or to which it is a party, any securities that shall be received by the depositary or the custodian in exchange for or in conversion of or in respect of ordinary shares shall be treated as newly deposited ordinary shares under the deposit agreement, and ADRs shall thenceforth represent the new ordinary shares so received in respect of ordinary shares, unless additional ADRs are delivered or the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the depositary causes a change in the number of ordinary shares that are represented by each ADR, or whenever the depositary shall receive notice of any meeting of holders of ordinary shares, the depositary shall fix a record date:

•	for the determination of the holders of ADRs who shall be entitled

•	to receive such dividend, distribution or rights, or the net proceeds of the sale, or

•	to give instructions for the exercise of voting rights at any such meeting; or

•	on or after which each ADS will represent the changed number of ordinary shares.

Reports and Other Communications

Teva will furnish to the depositary and the custodian all notices of stockholders’ meetings and other reports and communications that are made generally available to the holders of ordinary shares and English translations of the same. The depositary will make such notices, reports and communications available for inspection by ADR holders at its corporate trust office when furnished by Teva pursuant to the deposit agreement and, upon request by Teva, will mail such notices, reports and communications to ADR holders at Teva’s expense.

Voting of the Underlying Ordinary Shares

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, if requested in writing, the depositary shall, as soon as practicable thereafter, mail to the ADR holders a notice containing:

•	such information as is contained in the notice received by the depositary; and

•	a statement that the holders of ADRs as of the close of business on a specified record date will be entitled, subject to applicable law and the provisions of Teva’s memorandum and articles of association, to instruct the depositary as to the exercise of voting rights, if any, pertaining to the amount of ordinary shares represented by their respective ADSs.

Upon the written request of an ADR holder on such record date, received on of before the date established by the depositary for such purpose, the depositary shall endeavor, insofar as is practicable and permitted under applicable law and the provisions of Teva’s memorandum and articles of association, to vote or cause to be voted the amount of ordinary shares represented by the ADRs in accordance with the instructions set forth in such request. If no instructions are received by the depositary from a holder of an ADR, the depositary shall give a discretionary proxy for the ordinary shares represented by such holder’s ADR to a person designated by Teva.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the terms of the deposit agreement may at any time be amended by written agreement between Teva and the depositary. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges), or that otherwise prejudices any substantial existing right of holders of ADRs shall, however, not become effective until the expiration of three months after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADR holder to surrender the ADRs held by such holder and receive therefore the underlying ordinary shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by Teva, the depositary has agreed to terminate the deposit agreement by mailing notice of such termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may likewise terminate the deposit agreement if at any time 60 days shall have expired after the depositary shall have delivered to the holders of all ADRs then outstanding and Teva a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

On and after the date of termination, an ADR holder, upon surrender of such ADR at the corporate trust office of the depositary, upon payment of the fees of the depositary, and upon payment of any applicable tax or governmental charges, will be entitled to delivery to him or upon his order of the amount of ordinary shares and other property represented by such ADR. If any ADRs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders and will not give any further notices or perform any further acts under the deposit agreement, except:

•	the collection of dividends and other distributions;

•	the sale of rights and other property; and

•	the delivery of ordinary shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, subject to the terms of the deposit agreement.

At any time after the expiration of one year from the date of termination, the depositary may sell the underlying ordinary shares and hold uninvested the net proceeds, together with any cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not theretofore surrendered their ADRs and such holders shall become general creditors of the depositary with respect to such net proceeds. After making such sale, the depositary shall be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting fees of the depositary) and except for obligations for indemnification set forth in the deposit agreement. Upon the termination of the deposit agreement, Teva will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

Teva will pay the fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the depositary and Teva from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Teva or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	the fees of the depositary for the execution and delivery, transfer, or surrender of ADRs, or the making of any cash distribution, pursuant to the deposit agreement;

•	any applicable taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADRs (or a portion of such amount of ADRs) for the delivery of ADRs in connection with the deposit of ordinary shares or distributions on ordinary shares on the surrender of ADRs; and

•	a fee not in excess of $1.50 or less per certificate for an ADR or ADRs for transfers made pursuant to the deposit agreement.

The depositary may own and deal in any class of securities of Teva and its affiliates and in ADRs.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADRs or any deposited ordinary shares represented by any ADR shall be payable by the holder of such ADR to the depositary. The depositary may refuse to effect transfer of such ADR or any withdrawal of deposited ordinary shares represented by such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADR shall remain liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, except during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or Teva at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement. The surrender of outstanding ADRs and withdrawal of deposited ordinary shares may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the depositary or Teva, the deposit of ordinary shares in connection with voting at a stockholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with the United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited ordinary shares.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares. As a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of ordinary shares, the depositary, the custodian or the registrar may require payment from the person presenting the ADR or the depositor of the ordinary shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees payable by the holders of ADRs, may require the production of proof satisfactory to the depositary as to the identity and genuineness of any signature and may also require compliance with any regulations the depositary may establish consistent with the provisions of the deposit agreement. The depositary may refuse to execute and deliver ADRs, register the transfer of any ADR or make any distribution on, or related to, ordinary shares until it or the custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. Holders of ADRs may inspect the transfer books of the depositary at any reasonable time, provided, that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than Teva’s business or a matter related to the deposit agreement or ADRs.

General

Neither the depositary nor Teva nor any of their directors, officers, employees, agents or affiliates will be liable to the holders of ADRs if by reason of any present or future law or regulation of the United States or any other country or of any government or regulatory authority or any stock exchange, any provision, present or future, of Teva’s memorandum and articles of association or any circumstance beyond its control, the depositary or Teva or any of their respective directors, officers, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the deposit agreement or is subject to any civil or criminal penalty on account of performing its obligations. The obligations of Teva and the depositary under the deposit agreement are expressly limited to performing their obligations specifically set forth in the deposit agreement without negligence or bad faith.

COMPARATIVE RIGHTS OF TEVA AND SICOR STOCKHOLDERS

Teva is incorporated under the laws of the State of Israel. SICOR is incorporated under the laws of the State of Delaware. If the merger is completed, SICOR stockholders will exchange their respective shares of SICOR common stock for cash and Teva ordinary shares which will trade in the United States in the form of ADSs evidenced by ADRs in accordance with the merger agreement. The following is a summary comparison of material differences between the rights of a SICOR common stockholder and a Teva ordinary stockholder arising from the differences between the laws of the State of Delaware and of the State of Israel and the governing instruments of the respective companies. As Teva’s ordinary shares are listed and traded on the Tel Aviv Stock Exchange and are traded on NASDAQ in the form of ADSs, evidenced by ADRs, Teva is subject to various United States and Israeli securities laws and regulations.

The following summary does not purport to be a complete statement of the rights of holders of Teva ordinary shares under the applicable provisions of the Israeli Companies Law, the Teva memorandum of association and the Teva articles of association or the rights of the holders of SICOR common stock under the applicable provisions of the DGCL, the SICOR certificate of incorporation and the SICOR by-laws, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Israel, Delaware or the United States, the Teva memorandum of association and the Teva articles of association or the SICOR certificate of incorporation and the SICOR by-laws.

Copies of such governing corporate instruments of Teva and SICOR are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

For a description of the Teva ordinary shares and the Teva ADRs and a discussion of the ways in which the rights of holders of Teva ADRs may differ from those of holders of Teva ordinary shares, you should read carefully the sections above entitled “Description of Teva Ordinary Shares” and “Description of Teva American Depositary Shares.”

Summary of Material Differences Between

the Rights of SICOR Stockholders and the Rights of Teva Stockholders

SICOR Stockholder Rights	Teva Stockholder Rights
Number of Directors:	Under the DGCL, a corporation’s board of directors must consist of at least one member with the number fixed by the certificate of incorporation or by-laws of the corporation. SICOR’s board of directors currently consists of ten directors. The number of directors is established from time to time by resolution of the board of directors. A shareholder’s agreement between SICOR and Rakepoll Finance N.V., which we refer to as Rakepoll, specifies certain designation of directors by Rakepoll and certain designation
Under the Israeli Companies Law, a public company must have two statutory independent directors. Teva’s board of directors currently consists of thirteen directors (including the two statutory independent directors). Under Teva’s articles of association, there must be at least three and not more than sixteen directors on the board of directors, not including the two statutory independent directors. The board of directors is entitled to change the maximum number of directors to any number that is not less than 15 and whose division by

	SICOR Stockholder Rights	Teva Stockholder Rights
of directors by the management of SICOR as such existed at the timeof the shareholder’s agreement (November 12, 1996) which designation rights are related to Rakepoll’s ownership interest in SICOR. Under the shareholder’s agreement, SICOR currently has, from among a board of ten directors, three directors designated by Rakepoll, one of which is an independent director, and two directors designated by the management, one of which is an independent director.

three is an integer, by the affirmative vote of three-quarters of the persons voting, as long as the number of the directors who are voting in favor of said resolution is not fewer than nine.

Unless Teva’s center of management is transferred to another country, the majority of the members of the board of directors have to be residents of Israel.

Election of Directors:	Directors are elected at an annual meeting of stockholders at which a quorum is present by a plurality vote.

Directors are elected at an annual meeting of stockholders at which a quorum is present by a majority of the participating votes cast by holders of shares present or represented by proxy. The statutory independent directors are elected by a qualified majority at a general meeting of stockholders. The votes cast in favor of the election of the independent directors must include at least one-third of the votes cast by stockholders who are not controlling stockholders of the company. In the alternative, the election of the independent directors is also valid if the votes cast against the election of the independent directors by stockholders who are not controlling stockholders of the company do not exceed 1% of the company’s total voting power.

The board of directors is entitled at any time to appoint the chief executive officer as a member of the board of directors.

Term and Classes of Directors:	There are three classes of SICOR directors. Each class serves for a three-year term, with the term of one of the three classes of directors expiring each year.	In addition to the two statutory independent directors, there are three classes of Teva directors. Each class serves for a three-year term, with the term of one of the three classes of directors expiring

	SICOR Stockholder Rights	Teva Stockholder Rights
each year. Statutory independent directors are elected for a term of three years (with an optional extension for one additional three-year term).

Removal of Directors:	Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote in an election of directors, unless the certificate of incorporation limits such removal so that directors may only be removed for cause. SICOR’s certificate of incorporation does not so limit the removal of directors.	Directors, other than the two statutory independent directors, may be removed from office only upon: (a) death, (b) bankruptcy, (c) mental illness or if the director has been declared incompetent, (d) resignation, (e) the affirmative vote of the stockholders upon the director’s violation of his or her duty of care or fiduciary duty, (f) conviction of certain offenses, or (g) court order. Statutory independent directors may only be removed in accordance with the relevant provisions of the Israeli Companies Law.

Vacancies on the Board:	If any vacancies occur in SICOR’s board of directors, by reason of death, resignation, removal or if the authorized number of directors is increased, the directors then in office will continue to act and may fill any such vacancy by a majority of the directors then in office, although less than a quorum ; provided, however, that under its shareholder’s agreement, Rakepoll has the right to designate a replacement for any director designated by Rakepoll and the management directors have the right to designate a replacement for any management directors. A director elected to fill a vacancy or a newly created directorship will hold office until the next annual election at which the term of the class to which he or she has been elected expires and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.	If any vacancies occur in Teva’s board of directors, by reason of death, bankruptcy, incompetency, resignation, violation of duty of care or of fiduciary duty or by operation of law, such vacancies may be filled by a vote of the remaining directors then in office, and the directors so elected will hold office until the date on which the term in office of his or her predecessor would have expired. Vacancies occurring when the number of members of any class of directors becomes less than the maximum number of members of such class, may be filled by the board of directors, at any time and from time to time, up to the maximum number within such class and such appointed directors shall serve until the expiry of the term of office of the members of the class in question.

	SICOR Stockholder Rights	Teva Stockholder Rights
Board Quorum and Vote Requirements:

At any meeting of SICOR’s board of directors, the presence of a majority of the whole board of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, SICOR’s certificate of incorporation or by-laws, the act of a majority of the directors present at any meeting at which a quorum is present is sufficient for the act of the board of directors.

The quorum required for a session of Teva’s board of directors is the majority of the members of the board then serving in office, but not fewer than three directors. Except as otherwise required by the Israeli Companies Law or Teva’s articles of association, the act of a majority of the directors present at any meeting at which a quorum is present is sufficient for the act of the board of directors. If the votes are tied, the chairman of the board of directors is entitled to cast an additional vote.

Action of the Board of Directors Without a Meeting:

Any action required or permitted to be taken at any meeting of SICOR’s board of directors may be taken without a meeting if all members of the board of directors consent thereto in writing, and if such writing or writings are filed with the minutes of proceedings of the board of directors.

Actions required or permitted to be taken by Teva’s board of directors may be taken without a meeting, if all members of the board of directors that are entitled to vote on the applicable matter consent thereto.

Approval of Certain Transactions and Matters:

At all times that Rakepoll’s interest is 50% or more of its initial interest (as it currently is), the approval of the directors designated by Rakepoll is required for the board of directors to approve certain transactions, including any merger or consolidation, sale of all or substantially all of the business or assets of SICOR or its dissolution.

Teva’s center of management is to be maintained in Israel, unless decided otherwise by the board of directors upon the affirmative vote of three-quarters of the participating votes. Unless Teva’s center of management is transferred to another country, all of Teva’s general meetings of stockholders, and all sessions of the board of directors, are to be convened in Israel, the majority of the members of the board of directors have to be residents of Israel and the chief executive officer has to be a resident of Israel throughout the entire duration of his or her office.

	SICOR Stockholder Rights	Teva Stockholder Rights
Stockholder Meetings:	The annual meeting of SICOR’s stockholders is held at such date and time as may be designated from time to time by the board of directors and stated in the notice of the meeting.	The annual meeting of Teva’s stockholders is held at such date and time as may be designated by the chairman of the board or the secretary of Teva, but no later than fifteen months after the last annual meeting.

	Under the DGCL, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or by-laws. Under SICOR’s by-laws, a special meeting of stockholders may be called by (a) the chairman of the board, (b) the President or (c) resolution adopted by the affirmative vote of the majority of board of directors. Business transacted at any special meeting is limited to matters relating to the purpose or purposes stated in the notice of meeting. Written notice of any annual or special meeting stating the purpose, date, time and place must be delivered not less than ten and not more than 60 days before the meeting.	Under the Israeli Companies Law and Teva’s articles of association, special meetings of Teva’s stockholders may be called by the board of directors or by the request of (a) two directors, (b) one-quarter of the directors in office, or (c) stockholders holding at least five percent of Teva’s voting rights. Notice of the special meeting stating the agenda and proposed resolutions must be delivered to stockholders of record and published at least 30 days prior to the meeting. If the votes in any meeting of the stockholders are tied, the chairman of the stockholders’ meeting is entitled to cast an additional vote. The chairman of a stockholders’ meeting is the chairman of the board or anyone appointed by the board of directors or the stockholders for that purpose.

Quorum Requirements:	The presence in person or by proxy of the holders of record of a majority of shares then issued and outstanding and entitled to vote at a meeting of SICOR stockholders constitutes a quorum for the transaction of business.	The presence in person or by proxy of two or more stockholders who jointly hold 25% or more of Teva’s issued share capital at a stockholders meeting constitutes a quorum for the transaction of business at such meeting. If no quorum is present within half an hour after the time set for the meeting, whether annual meeting or special meeting, the meeting shall be adjourned to one week from that date. If no quorum is present within half an hour after the time set for the adjourned meeting, the presence of any two or more stockholders who jointly hold 20% or more of the issued share capital constitutes a quorum.

	SICOR Stockholder Rights	Teva Stockholder Rights
Action of Stockholders by Written Consent:

Any action required or permitted to be taken by SICOR’s stockholders must be effected at a duly called annual or special meeting and the ability of SICOR’s stockholders to consent in writing to the taking of any action is specifically denied.

The Israeli Companies Law does not provide for an action of stockholders of a public company by written consent in lieu of a meeting.

Amendment of Certificate of Incorporation, Memorandum of Association:

Under the DGCL, the charter of a corporation may be amended by resolution of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares of voting stock then entitled to vote. Under SICOR’s certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the provisions of the certificate of incorporation or by-laws relating to: (a) the liability of the directors, (b) the staggered board of directors and (c) the prohibition on stockholders’ action by written consent.

Teva’s memorandum of association principally sets forth its purposes and therefore is unlikely to be changed. However, an amendment to the memorandum can be generally affected by the affirmative vote of the holders of 75% of the voting rights in Teva.

Amendment of By-laws, Articles of Association:

The DGCL provides that the stockholders entitled to vote shall have the power to adopt, amend or repeal by-laws. A corporation may, in its certificate of incorporation, confer such powers on the board of directors. SICOR’s by-laws provide that the by-laws may be amended (a) the board of directors, upon the vote of 66 2/3% of the total number of authorized directors or (ii) the stockholders, upon the vote of 66 2/3% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a

Under the Israeli Companies Law, the articles of association fill the role which includes substantially all of the elements that under the DGCL are split between the certificate of incorporation and the by-laws of a company.

Teva’s articles of association provide that an amendment to the articles of association relating to the location of the center of management in Israel and certain provisions relating to the board of directors and the chief executive officer requires the affirmative vote of 85% of the voting rights in

	SICOR Stockholder Rights	Teva Stockholder Rights
	single class. The sections related to Rakepoll may not be amended without the Rakepoll directors’ consent (if approved by the board of directors) or Rakepoll’s approval (if approved by the stockholders) as long as Rakepoll holds more than 10% of its initial interest.	Teva represented at a stockholders’ meeting and voting thereon unless a lower percentage has been established by the board of directors upon the affirmative vote of three-quarters of the board of directors present at a board meeting and voting thereon. All other articles may be amended by the affirmative vote of three-quarters of the voting rights in Teva represented at a stockholders’ meeting and voting thereon unless a lower percentage has been established by the board of directors upon the affirmative vote of three-quarters of the board of directors present at a board meeting and voting thereon.

Exculpation of Directors:	Under the DGCL, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director. However, a corporation may not limit or eliminate the personal liability of a director for: (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemption; or (d) any transaction in which the director derives an improper personal benefit.	The Israeli Companies Law provides that a company cannot exculpate an officeholder (which is defined under the Israeli Companies Law to include a director, general manager, managing director, chief executive officer, executive vice president, vice president, other managers directly subordinate to the general manager and any other person fulfilling or assuming any of the foregoing positions or responsibilities without regard to such person’s title) from liability with respect to a breach of his or her duty of loyalty. However, the Israeli Companies Law allows companies to, and Teva articles of association provide that Teva may, exculpate in advance an officeholder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, except for (a) a breach by the officeholder of his or her duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences; (b) any act or omission done with the

	SICOR Stockholder Rights	Teva Stockholder Rights
intent to derive an illegal personal gain; or (c) a fine or monetary settlement imposed upon the officeholder.

Indemnification and Insurance of Directors, Officers and Employees:

The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to: (a) any action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, against expenses, including attorneys’ fees, judgments, fines and reasonable settlement amounts if such person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interests of such corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; (b) any derivative action or suit on behalf of such corporation against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of such action or suit, if such person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interest of such corporation. In the event that a person is adjudged to be liable to the corporation in a derivative suit, the DGCL prohibits indemnification unless either the Delaware Court of Chancery or the court in which such derivative suit was brought determines that such person is entitled to indemnification for those expenses which such court deems proper. To the extent that a representative of a corporation has been successful on the merits or

The Israeli Companies Law provides that a company may not exculpate or indemnify an officeholder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the officeholder of his or her duty of loyalty unless, with respect to insurance, the officeholder acted in good faith and had a reasonable basis to believe that the act would not cause the company harm; (b) a breach by the officeholder of his or her duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences; (c) any act or omission done with the intent to derive an illegal personal gain; or (d) a fine or monetary settlement imposed upon the officeholder. Teva’s articles of association provide that subject to the Israeli Companies Law, it is entitled to indemnify any officer, as a result of any of the following: (a) financial liability which shall be imposed upon said officer in favor of another person by virtue of a decision by a court of law, including a decision by way of compromise or a decision in arbitration which has been confirmed by a court of law, as a result of any action which was performed by said officer in his or her capacity as an officer of the company; (b) reasonable expenses with regard to litigation, including legal fees, which said officer shall have expended or shall have been obligated to expend by a court of

SICOR Stockholder Rights	Teva Stockholder Rights

otherwise in the defense of a third party or derivative action, indemnification for actual and reasonable expenses incurred is mandatory.

SICOR’s certificate of incorporation provides that SICOR shall indemnify its directors and officers to the maximum extent permitted by the DGCL. It further provides that SICOR may, at the discretion of its board, also indemnify employees and agents of SICOR.

law, in any proceedings which shall have been filed against said officer by or on behalf of the company or by another person, or with regard to any criminal charge of which said officer was acquitted, or with regard to any criminal charge of which said officer was convicted which does not require proof of criminal intent, all as a result of any action which was performed by said officer in his or her capacity as an officer of the company. The indemnification is limited to the types of events, which, in the opinion of the board of directors, could have been foreseen at the time that the indemnification obligation was given, and to the amount determined by the board of directors as reasonable under the circumstances of the case. Teva’s articles of association provide that subject to the Israeli Companies Law, Teva may purchase insurance to cover the liability of any officer as a result of any of the following: (a) breach of a duty of care vis-a-vis the company or vis-a-vis another person; (b) breach of a fiduciary duty vis-a-vis the company, provided that the officer acted in good faith and had reasonable grounds to believe that the action in question would not adversely affect the company; or (c) financial liability which shall be imposed upon said officer in favor of another person as a result of any action which was performed by said officer in his or her capacity as an officer of the company. Pursuant to the Israeli Companies Law, indemnification of, exculpation of and procurement of insurance coverage for, officeholders in a public company must be approved by the audit committee, the board of directors and, if the officeholder is a director, by the company’s stockholders.

	SICOR Stockholder Rights	Teva Stockholder Rights
Conflict of Interest; Fiduciary Duty:

The DGCL provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee of the board which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or a committee of the board, and the board or committee of the board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee of the board or the stockholders.

The Israeli Companies Law codifies the fiduciary duties that officeholders, including directors and executive officers, owe to a company. An officeholder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the officeholder’s position in the company and his personal affairs or other position, avoiding any competition with the company’s business, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the officeholder has received due to his position as an officeholder. Under the Israeli Companies Law, compensation of officeholders who are not directors requires approval of the board of directors or of a committee designated by the board of directors. Compensation of directors requires the approval of the audit committee, the board of directors and the stockholders. The Israeli Companies Law requires that an officeholder promptly disclose any “personal interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In the case of a transaction with an officeholder or with another person in which an officeholder has a “personal interest” which is not an extraordinary transaction, subject to the officeholder’s disclosure of his or her interest, a board approval is sufficient for the approval of the transaction (or the

	SICOR Stockholder Rights	Teva Stockholder Rights
	Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.	approval of a committee of the board, if the articles of association of the company allows delegation of such powers to a committee of the board, such as in Teva’s case). The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the board of directors and the audit committee. An extraordinary transaction is defined as a transaction not in the ordinary course of the company’s business, not on market terms, or that is likely to have a material impact on the company’s profitability, property or obligations. Generally, an officeholder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the meeting or vote thereon. Under the Israeli Companies Law, a stockholder has a duty to act in good faith towards the company and the other stockholders and refrain from abusing his or her power in the company, including, among other things, when voting in the general meeting of stockholders on the following matters: (a) any amendment to the articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) approval of certain acts and transactions, including interested party transactions that require stockholder approval, as specified in the Israeli Companies Law.

Business Combinations; Anti-Takeover Effects:	Under Section 203 of the DGCL a Delaware corporation is prohibited from engaging in mergers, dispositions of 10% or more of its	The Israeli Companies Law does not have a provision directly comparable to Section 203 of the DGCL. However, if a person or

	SICOR Stockholder Rights	Teva Stockholder Rights
assets, certain issuances of stock and other transactions (“business combinations”) with a person or group that owns 15% or more of the voting stock of the corporation (an “interested stockholder”) for a period of three years after the interested stockholder crosses the 15% threshold. These restrictions on transactions involving an interested stockholder do not apply if (a) before the interested stockholder owned 15% or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested stockholder, (b) in the transaction that resulted in the person or group becoming an interested stockholder, the person or group acquired at least 85% of the voting stock other than stock owned by directors who are also officers and certain employee stock plans, or (c) after the person or group became an interested stockholder, the board of directors and at least two-thirds of the voting stock (other than stock owned by the interested stockholder) approved the business combination at a meeting.

entity holds 25% or more of the shares of an Israeli company then, in connection with any vote relating to a merger with such entity, or a corporation controlled by such person or entity, such merger must be approved by holders of a majority of the voting rights that are held by stockholders other than such person or entity.

Appraisal Right:	Under the DGCL, a stockholder of a constituent corporation in a merger may, under certain circumstances and upon meeting certain requirements, dissent from the merger by demanding payment in cash for his or her share equal to the “fair value” (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in action timely brought by the corporation or the dissenters.	The Israeli Companies Law does not provide for stockholders’ appraisal rights except for the appraisal by a court under limited circumstances in connection with the acquisition by means of a tender offer of over 90% of the shares of a publicly traded company.

SICOR Stockholder Rights	Teva Stockholder Rights
Delaware law grants dissenters’ appraisal rights only in the case of certain mergers and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Delaware law does not grant appraisal rights in a merger to holders of shares listed on a national securities exchange or held of record by more than 2,000 stockholders unless the plan of merger converts such shares into anything other than stock of the surviving corporation or stock of another corporation which is listed on a national securities exchange or held of record by more than 2,000 stockholders (or cash in lieu of fractional shares or some combination of the above). For a more detailed discussion regarding appraisal rights, see the section above entitled “The Merger—Appraisal Rights.”

MATERIAL U.S. FEDERAL INCOME TAX AND ISRAELI TAX CONSIDERATIONS OF OWNING AND DISPOSING OF TEVA ADRs

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ADRs by a holder that is one of the following, which we refer to as a U.S. holder:

•	a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretation. The discussion set forth below is intended only as a summary of the material U.S. federal income tax consequences to U.S. holders of ADRs and does not purport to be a complete analysis of all potential tax consequences of owning ADRs. In particular, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. holder subject to special treatment under the Internal Revenue Code (including, but not limited to, banks, partnerships and other pass-through entities, tax-exempt organizations, insurance companies, broker-dealers, U.S. holders subject to the alternative minimum tax, U.S. holders that actually or constructively own 10% or more of the voting securities of Teva, U.S. holders that hold ordinary shares or ADRs as part of a straddle or hedging or conversion transaction, or U.S. holders whose functional currency is not the U.S. dollar). In addition, the discussion does not address the non-income tax or state, local or foreign tax consequences of owning ADRs. Each SICOR stockholder is urged to consult its own tax advisor with respect to the particular tax consequences to it of owning ADRs.

Holder for U.S. Federal Income Tax Purposes

For purposes of the Internal Revenue Code, a holder of ADRs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADRs.

Taxation of Dividends

The amount of any distribution paid to a U.S. holder, including any Israeli taxes withheld from the amount of such distribution, will be subject to U.S. federal income taxation as ordinary income to the extent paid out of Teva’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. However, special rules apply to dividends paid to individuals with respect to taxable years beginning on or before December 31, 2008. Such a dividend will be subject to tax at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and other requirements. Dividends subject to these special rules are not actually treated as capital gains, however, and thus are not included in the computation of an individual’s net capital gain and generally cannot be used to offset capital losses.

The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. To the extent that an amount received by a U.S. holder exceeds that U.S. holder’s allocable share of Teva’s current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. holder’s tax basis in the ADRs and then, to the extent the distribution exceeds that U.S. holder’s tax basis, will be treated as capital gain. Any dividend received will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

U.S. holders may claim the amount of any Israeli income taxes withheld as either a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions but instead utilize the standard deduction may not claim the amount of the Israeli income taxes withheld as a deduction from their gross income, but such amounts may be taken as a credit against the individual’s U.S. federal income tax liability. The Internal Revenue Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the amount of U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year may not exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. However, pursuant to a de minimis exception certain individuals may claim a credit of up to $300 ($600 for joint filers) without being subject to these limitations.

U.S. tax law provides that foreign tax credits are not allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic benefit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their tax advisors concerning the application of these rules in light of their particular circumstances.

Taxation of the Disposition of ADRs

Upon the sale or exchange of ADRs, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder’s aggregate adjusted tax basis in the ADRs. Such gain or loss will be capital gain or loss if the ADRs were capital assets in the hands of the U.S. holder. There are different tax rates that may apply depending upon the date of sale, the holding period and the individual’s marginal rate of tax. In general, the capital gain of a non-corporate U.S. holder is subject to tax at ordinary income rates for ADRs held for one year or less and to a maximum capital gain tax rate of currently 15% for ADRs held for more than one year.

The surrender of ADRs in exchange for ordinary shares, or vice versa, will not be a taxable event for U.S. federal income tax purposes, and U.S. holders will not recognize any gain or loss upon such an exchange.

U.S. Information Reporting and Backup Withholding

A U.S. holder generally will be subject to information reporting with respect to dividends paid on, or proceeds from the sale or other disposition of, an ADR unless the U.S. holder is an “exempt recipient” (e.g., a corporation). If it is not an exempt recipient, a U.S. holder may also be subject to backup withholding (currently at a rate of 28%) with respect to dividends or proceeds from the sale or disposition of an ADR unless the U.S. holder provides its taxpayer identification number and the other applicable requirements of the backup withholding rules are complied with. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

U.S. holders should review the summary below under “—Israeli Tax Considerations” for a discussion of the Israeli taxes which may be applicable to them.

Israeli Tax Considerations

Corporate Tax Rate

The regular corporate tax rate in Israel is 36% for undistributed earnings. However, Teva’s effective consolidated tax rates (before deduction of one-time charges) for the years ended December 31, 2000, 2001 and 2002 were 24.4%, 19.6% and 17.0%, respectively, since part of Teva’s income is derived from Approved Enterprises (as discussed below) and operations outside of Israel, where Teva has enjoyed lower tax rates.

Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law

Teva and certain of its Israeli subsidiaries currently qualify as Industrial Companies pursuant to the Industry Encouragement Law. As such, Teva and these subsidiaries qualify for certain tax benefits, including a deduction of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of certain other intangible property rights and the right to file consolidated tax returns. Currently, Teva files consolidated tax returns together with certain Israeli subsidiaries. The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that industrial enterprises such as those of Teva and its subsidiaries which qualify as Industrial Companies can claim special rates of depreciation such as up to 40% on a straight line basis for industrial equipment.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. Teva cannot assure you that Teva or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

Law for the Encouragement of Capital Investments, 1959, or the Investment Law

Industrial projects of Teva and certain of its Israeli subsidiaries have been granted the status of an Approved Enterprise under the Investment Law. This law provides that capital investments in production facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific program, based upon criteria set in the certificate of approval. In addition, certain financial benefits are available (as discussed below). In the event that Teva and its subsidiaries which have been granted Approved Enterprise status are operating under more than one approval or that their capital investments are only partly approved, or a Mixed Enterprise, their effective corporate tax rate will be the result of a weighted combination of the various applicable rates.

Income derived from an Approved Enterprise is subject to a tax rate of 25%, rather than the usual rate of 36%, for a period of seven years, commencing with the year in which the Approved Enterprise first generates taxable income. This period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier.

Teva is a Foreign Investors Company, or FIC, as defined by the Investment Law, and is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Because its current level of foreign ownership is more than 49%, its Approved Enterprise income is taxable at a 20% rate. The period of such benefit is ten years, commencing with the year in which the Approved Enterprise first generates taxable income. This ten-year period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. It cannot be assured that Teva will continue to qualify as an FIC in the future, or that the benefits will be granted in the future.

Unless extended, benefits under the Investment Law are granted to enterprises seeking approval not later than December 31, 2003.

Most of the projects of Teva and certain of its subsidiaries were granted Approved Enterprise status for which the companies elected to apply for alternative tax benefits — waiver of grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income is for a period limited to two to ten years, depending upon the location of the enterprises. During the remainder of the benefits period (until the expiration of ten years), a corporate tax rate of 20% as above will apply.

Dividends paid by companies owning Approved Enterprises, the source of which is income derived from an Approved Enterprise during the benefits period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

Income Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents are subject to a 25% tax to be withheld at source (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva during Teva’s taxable year preceding the distribution of the dividend and the portion of Teva’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. The current rate of tax withheld on the dividends is 20%.

A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Stockholders

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic capital gains tax rate applicable to corporations effective until December 31, 2002 had been 36%, and the maximum tax rate for individuals had been 50%. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

In addition, if the ordinary shares are traded on a stock exchange, gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

The U.S.-Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, including Teva, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Recent Tax Reform Legislation

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003. Among the key provisions of this reform legislation are (a) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (b) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Teva nor SICOR undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Special Note Concerning Forward-Looking Statements” on page 27.

The unaudited combined condensed pro forma statements of income combine the historical consolidated statements of income of Teva and SICOR as if the merger had occurred on January 1, 2002. The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of Teva and the historical consolidated balance sheet of SICOR giving effect to the merger as if it had occurred on September 30, 2003.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these pro forma combined condensed financial statements has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. Management, with the assistance of independent valuation specialists, is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma combined condensed financial statements.

A final determination of the fair values of SICOR’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of SICOR that exist as of the date of completion of the merger and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the combined condensed pro forma financial statements presented below.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning and adjustments in respect of possible settlements of outstanding litigation, as these are not presently estimable. Amounts preliminarily allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the accompanying unaudited pro forma combined condensed financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in SICOR’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Teva and SICOR, which are incorporated by reference into this proxy statement/prospectus.

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the nine months ended September 30, 2003

(U.S. dollars in millions, except ADR data)

	Teva	SICOR	Adjustments	Note	Pro forma
Net sales	$2,334.4	$405.0			$2,739.4
Cost of sales	1,248.5	183.9	$1.5	(1)	1,460.3
			26.4	(2)

Gross profit	1,085.9	221.1	(27.9)		1,279.1
Research and development expenses, net of participations and grants	149.7	24.5			174.2
Selling, general and administrative expenses	377.9	58.5	(1.1)	(3)	435.3
Amortization of intangible assets		3.2	(3.2)	(4)
Income from GlaxoSmithKline litigation settlement	100.0				100.0
Restructuring expenses	7.4				7.4

Operating income	650.9	134.9	(23.6)		762.2
Financial expenses – net	14.1	0.3	33.3	(5)	47.7

Income before income taxes	636.8	134.6	(56.9)		714.5
Income taxes	131.7	51.3	(18.8)	(6)	164.2

	505.1	83.3	(38.1)		550.3
Share in profits of associated companies – net	0.6				0.6
Minority interests in profits of subsidiaries – net	(1.0)				(1.0)

Net income	$504.7	$83.3	$(38.1)		$549.9

Earnings per ADR:
Basic	$1.90			(7)	$1.91
Diluted	$1.77			(7)	$1.78
Weighted average number of ADRs (in millions):
Basic	265.5			(7)	288.2
Diluted	291.2			(7)	315.7

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended December 31, 2002

(U.S. dollars in millions, except ADR data)

	Teva	SICOR	Adjustments	Note	Pro forma
Net sales	$2,518.6	$456.0	$(5.1)	(8)	$2,969.5
Cost of sales	1,423.2	207.3	(5.1)	(8)	1,665.6
			1.9	(1)
			38.3	(2)

Gross profit	1,095.4	248.7	(40.2)		1,303.9
Research and development expenses, net of participations and grants	165.0	23.3	1.3	(9)	189.6
Selling, general and administrative expenses	406.4	64.6	(1.3)	(9)	469.7
Amortization of intangible assets		3.8	(3.8)	(4)
Write-down of long-lived assets		1.2			1.2

Operating income	524.0	155.8	(36.4)		643.4
Financial expenses (income) - net	24.6	(2.0)	46.1	(5)	68.7

Income before income taxes	499.4	157.8	(82.5)		574.7
Income taxes	84.8	29.6	(30.4)	(6)	84.0

	414.6	128.2	(52.1)		490.7
Share in losses of associated companies - net	(2.7)				(2.7)
Minority interests in profits of subsidiaries - net	(1.6)		(0.6)	(10)	(2.2)

Net income	$410.3	$128.2	$(52.7)		$485.8

Earnings per ADR:
Basic	$1.55			(7)	$1.69
Diluted	$1.52			(7)	$1.65
Weighted average number of ADRs (in millions):
Basic	264.5			(7)	287.2
Diluted	280.8			(7)	304.2

See Notes to Unaudited Pro Forma Combined Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2003

(U.S. dollars in millions)

	Teva	SICOR	Adjustments	Note	Pro forma
Assets
Current assets:
Cash and cash equivalents	$800.1	$163.8	$(797.3)	(a)	$166.6
Short-term investments	324.9	113.2	(317.9)	(a)	120.2
Accounts receivable:
Trade	894.3	81.1			975.4
Other	274.1	40.1			314.2
Inventories	948.3	96.9	53.1	(b)	1,098.3

Total current assets	3,241.7	495.1	(1,062.1)		2,674.7
Investments and other assets	527.2	117.1	(289.1)	(a)	355.2
Property, plant and equipment, net	768.4	205.6	19.4	(c)	993.4
Intangible assets and debt issuance costs, net	271.7	41.5	600.4	(d),(e)	913.6
Goodwill	617.4	69.6	1,543.9	(e)	2,230.9

Total assets	$5,426.4	$928.9	$812.5		$7,167.8

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$232.3	$33.6	$600.0	(a)	$865.9
Accounts payable and accruals	956.2	80.6			1,036.8
Convertible senior debentures	926.5				926.5

Total current liabilities	2,115.0	114.2	600.0		2,829.2

Long-term liabilities:
Deferred income taxes	36.6	13.8	273.3	(f)	323.7
Employee related obligations	71.2				71.2
Loans and other liabilities	359.7	13.6			373.3
Convertible senior debentures	450.0				450.0

Total long-term liabilities	917.5	27.4	273.3		1,218.2

Total liabilities	3,032.5	141.6	873.3		4,047.4

Minority interests	6.1				6.1
Shareholders’ equity:
Ordinary shares	34.0	1.2	(1.2)	(g)	34.5
			0.5	(g)
Additional paid-in capital	499.1	800.3	(800.3)	(g)	1,925.1
			1,426.0	(g)
Deferred compensation	(0.1)	(0.4)	0.4	(g)	(0.1)
Retained earnings (accumulated deficit)	1,794.2	(21.8)	21.8	(g)	1,094.2
			(700.0)	(e)
Accumulated other comprehensive income	110.7	8.0	(8.0)	(g)	110.7
Cost of company shares held by subsidiaries	(50.1)				(50.1)

Total shareholders’ equity	2,387.8	787.3	(60.8)		3,114.3

Total liabilities and shareholders’ equity	$5,426.4	$928.9	$812.5		$7,167.8

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

On October 31, 2003, Teva and SICOR jointly announced that they signed a definitive merger agreement providing for the acquisition of SICOR by Teva. Under the terms of the agreement, as amended, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADRs. Teva will not issue fractional ADRs in the merger. Instead, a cash payment will be made representing the value of the aggregate fractional Teva ADRs. Based upon the NASDAQ closing price of Teva’s ADRs on October 30, 2003, the indicated combined consideration for each outstanding share of SICOR common stock is $27.50. However, for accounting purposes, a per share consideration of $27.52 was calculated based upon the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition, based on the aggregate amount of the cash consideration and the market price of Teva ADRs, is approximately $3.4 billion.

The unaudited pro forma combined balance sheet gives effect to the merger between SICOR and Teva as if it had occurred on September 30, 2003. The unaudited pro forma combined statements of income give effect to the merger between SICOR and Teva as if it had occurred on January 1, 2002. The pro forma combined condensed statements of income do not include any non-recurring charges, directly attributable to the merger. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of September 30, 2003.

(a) An amount of approximately $600 million of the total consideration in the transaction is expected to be financed from additional borrowings.

(b) Fair value step-up in inventories. Because this adjustment is directly attributed to the transaction and will not have an ongoing impact, it is not reflected in the pro forma combined condensed statement of income. However, the amortization of the inventories step-up is expected to impact cost of sales during the 12 months following the consummation of the transaction.

(c) Fair value step-up in property, plant and equipment.

(d) Fair value of existing products and other identifiable intangible assets acquired in excess of intangible assets recorded in connection with previous acquisitions by SICOR.

(e) The fair values of SICOR’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the merger on the unaudited combined condensed pro forma financial statements. The estimated purchase price of $3.4 billion has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

		US$ in millions
Purchase price calculation:
Teva average market price per ADR	$57.81
Exchange ratio	0.1906
Teva’s ADR consideration per one common share of SICOR	$11.02
Cash consideration per one common share of SICOR	$16.50
Total consideration per one share of SICOR	$27.52
Outstanding number of SICOR shares on date of announcement of signing definitive agreement for merger (in thousands)	119,050
Cash and fair market value of Teva shares issued		$3,276.1
Fair value of SICOR stock options (1)		104.9
Other, including estimated transaction costs		32.9

Total purchase price		$3,413.9

Purchase price allocation to net tangible and intangible assets acquired and to goodwill:

Net tangible assets		$458.5
Identifiable intangible assets (2):
Existing products		616.9
In-process research and development (3)		700.0
Other		25.0
Goodwill (2)		1,613.5

Total		$3,413.9

(1)	The fair value of SICOR’s stock options was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $57.71; dividend yield of 0.51%; expected volatility of 30.3%; risk-free interest rate of 3.3%; and an expected life of 0.5 years.
(2)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed. The unaudited pro forma condensed combined consolidated statements of operations do not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, “Goodwill and Other Intangible Assets”. Amortization of other intangible assets has been provided over the following estimated useful lives: existing products – 20 years; other – 1-5 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, goodwill will decrease by $30 million, intangible assets will increase by $50 million and non-current deferred income tax liabilities will increase by $20 million.
The planning process for the integration of SICOR and Teva operations may result in additional accruals for involuntary employee termination costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. In addition, no adjustments were recorded in respect of possible settlements of outstanding litigation as these are not presently estimable. Such accruals and/or adjustments would change the allocation of the purchase consideration to goodwill.
(3)

The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, will not have reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $700 million. Because this expense is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma combined condensed statement of income. However, this item will be recorded as a charge against income in the period in which the transaction occurs. The amount of in-process research and development is subject to change and will be finalized upon consummation of the transaction and completion of an evaluation. For every incremental $50 million increase to the amount allocated to in-process research and development expense, there will be a $50 million decrease to net income in the period in which the transaction occurs. Additionally, goodwill and retained earnings will also each decrease by $50 million.

(f) Deferred income taxes provided in respect of tangible and identifiable intangible assets acquired in the merger, in excess of deferred income taxes associated with SICOR’s intangible assets from its prior acquisitions.

(g) Elimination of all components of SICOR’s shareholders’ equity and the issuance of the shares and grant of stock options as part of the consideration in the transaction.

Adjustments to unaudited combined condensed pro forma statement of income.

(1)  Additional depreciation expense related to the estimated fair value step up of the property, plant and equipment.

(2) Amortization of intangible assets established as part of the purchase price allocation in connection with the merger with SICOR. Intangible assets are amortized on a straight line basis over the following number of years: existing products – 20 years; other – 1-5 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, net income will decrease by $1.5 million and $1.2 million in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(3)  Elimination of the transaction costs incurred and expensed by SICOR in the nine months ended September 30, 2003.

(4)  Add back of SICOR’s historical intangible assets amortization.

(5)  Estimated additional interest expense due to: (i) variable interest debt assumed in connection with the merger. The effect of a 1/8 percent variance in the interest rate on net income is $1 million and $0.5 million in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the merger.

(6)  Reflecting the tax effect of the pro forma adjustments, using the applicable tax rates.

(7)  The unaudited pro forma condensed combined financial information gives effect to the issuance of Teva ADRs, based upon an exchange ratio of 0.1906 Teva ADRs for each outstanding share of SICOR common stock.

Stock options of SICOR were exchanged for stock options of Teva based upon the following exchange ratio: one SICOR option entitles its holder to the aggregate of: (a) the number of Teva ADRs that the holder of such SICOR option would have been entitled to receive pursuant to the merger if such holder had exercised such SICOR option in full immediately prior to the merger, and (b) additional Teva ADRs, in an amount arrived at by dividing the amount of cash that the holder of such SICOR option would have been entitled to receive pursuant to the merger if such holder had exercised such SICOR option in full immediately prior to the effective time of the merger by the per Teva ADR closing price on the business day immediately prior to the effective time of the merger. A total of approximately 3.5 million Teva options are expected to be issued.

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of approximately 22.7 million Teva ADRs in the transaction assuming these were issued on January 1, 2002. The calculation of the weighted average number of ADRs used in pro forma diluted earnings per ADR gives effect to the issuance of approximately 22.7 million Teva ADRs in the transaction and the dilutive effect of approximately 3.5 million Teva stock options issued in exchange for SICOR’s stock options, assuming these were issued on January 1, 2002.

(8)  Elimination of inter-company sales.

(9)  Adjustments to SICOR’s presentation to conform with Teva’s presentation.

(10)  Reclassification of dividends on preferred stock to minority interests.

STOCK EXCHANGE LISTING

It is a condition to the merger that the ADSs of Teva to be issued in connection with the merger and the Teva ADSs reserved for issuance upon exercise of the assumed SICOR options shall have been approved for quotation on the NASDAQ, subject to official notice of issuance.

EXPERTS

The consolidated financial statements of Teva and its subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 incorporated into this proxy statement/prospectus by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2002, except as they related to certain consolidated subsidiaries, have been so incorporated in reliance upon the audit report by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, given the authority of said firms as experts in auditing and accounting. The financial statements for the year ended December 31, 2000 of the certain consolidated subsidiaries referred to above, not separately presented in such Annual Report, whose sales constituted approximately 16% of Teva’s total consolidated sales for the year ended December 31, 2000, have been audited by other independent accountants whose reports have also been incorporated into this prospectus by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2002, given on the authority of such firms as experts in auditing and accounting.

The consolidated financial statements of SICOR appearing in SICOR’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated into this proxy statement/prospectus by reference. Such consolidated financial statements are incorporated into this proxy statement/prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Teva ordinary shares and ADSs to be issued in the merger will be passed upon for Teva by Tulchinsky-Stern & Co. and Willkie Farr & Gallagher LLP, Israeli and U.S. counsel, respectively, to Teva.

Pillsbury Winthrop LLP is providing services to SICOR in connection with the merger and the preparation of this proxy statement/prospectus. A member of the law firm of Pillsbury Winthrop LLP owns 10,000 shares of SICOR common stock, and has an option to acquire an additional 25,000 shares of SICOR common stock.

STOCKHOLDER PROPOSALS

SICOR will hold an annual meeting of its stockholders in 2004 only if the merger has not been completed by that date. If SICOR’s 2004 annual meeting is to be held, in order to be considered for inclusion in SICOR’s proxy statement for the meeting, stockholder proposals must be received at SICOR’s principal executive offices, 19 Hughes, Irvine, California 92618, no later than December 15, 2003 and otherwise comply with the requirements of Rule 14a-8 under the Exchange Act, as amended. Stockholders are also advised to review SICOR’s by-laws, which contain additional advance notice requirements including requirements with respect to advance notice of stockholder proposals and director nominations.

WHERE YOU CAN FIND MORE INFORMATION

Teva and SICOR file annual, quarterly and current reports, proxy statements (only SICOR) and other information with the SEC. You may read and copy any reports, statements or other information filed by Teva and SICOR at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Teva and SICOR at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Teva and SICOR, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Teva and SICOR through the websites maintained by Teva and SICOR, which are http://www.tevapharm.com and http://www.sicor.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by Teva to register the ordinary shares to be issued in the merger and the exhibits to the registration statement. The SEC allows Teva and SICOR to “incorporate by reference” information into this proxy statement/prospectus, which means that important information can be disclosed to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Teva (Commission file number 0-16174) and SICOR (Commission file number 0-18549) have previously filed with the SEC. These documents contain important information about the companies and their financial condition. We urge you to carefully read these documents.

TEVA FILINGS WITH THE SEC	PERIOD AND/OR FILING DATE
Annual Report on Form 20-F	Year ended December 31, 2002, as filed March 4, 2003

Reports of Foreign Private Issuer on Form 6-K	Filed on December 11, 2003, November 26, 2003, November 24, 2003, November 12, 2003, November 10, 2003, November 6, 2003, November 5, 2003, November 3, 2003, October 31, 2003, October 28, 2003, October 20, 2003, October 15, 2003, October 14, 2003, October 7, 2003, September 30, 2003, September 25, 2003, September 24, 2003, September 18, 2003, September 16, 2003, September 8, 2003, September 3, 2003, September 2, 2003, August 11, 2003, August 5, 2003, August 4, 2003, July 31, 2003, July 30, 2003, July 16, 2003, July 14, 2003, July 10, 2003, July 1, 2003, June 23, 2003, June 2, 2003, May 20, 2003, May 15, 2003, May 12, 2003, May 8, 2003, May 2, 2003, May 1, 2003, April 30, 2003, April 29, 2003, April 21, 2003, April 14, 2003, March 27, 2003, March 26, 2003, February 24, 2003, February 19, 2003, January 27, 2003, January 22, 2003, January 15, 2003, January 14, 2003, January 6, 2003

SICOR FILINGS WITH THE SEC	PERIOD AND/OR FILING DATE

Annual Report on Form 10-K	Year ended December 31, 2002, as filed March 26, 2003

Quarterly Reports on Form 10-Q	Quarter ended on September 30, 2003, as filed on November 14, 2003, quarter ended June 30, 2003, as filed August 12, 2003; quarter ended March 31, 2002, as filed May 14, 2003

Definitive Proxy Statement on Schedule 14A	Filed on April 15, 2003

Current Reports on Form 8-K	Filed on November 4, 2003, October 31, 2003, October 23, 2003, August 12, 2003, July 24, 2003, April 24, 2003

All documents filed by Teva and SICOR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, from the date of this prospectus to the date of the special meeting shall also be deemed to be incorporated into this proxy statement/prospectus by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may also obtain copies of any document incorporated into this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

SICOR Inc. Investor Relations 19 Hughes Irvine CA 92618 Telephone: 949-455-4879 Fax: 949-457-2894 E-mail: ir@sicor.com	Teva Pharmaceutical Industries Limited Investor Relations 5 Basel Street P.O. Box 3190 Petach Tikva 49131 Israel Telephone: 972-3-926-7554 Fax: 972-3-926-7519 E-mail: ir@teva.co.il

Neither Teva nor SICOR have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

SICOR INC.,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

and

SILICON ACQUISITION SUB, INC.

Dated as of October 31, 2003, as amended as of November 25, 2003

A-i

A-ii

INDEX OF DEFINED TERMS

Defined Term	Section
Acquisition Proposal	7.2
Agreement	Forepart
Affected Employees	7.12(a)
Affiliate Stock	7.9
Antitrust Law	7.4(f)
Asbestos	5.1(m)
Asbestos-Containing Material	5.1(m)
Audit Date	5.1(h)
Bankruptcy and Equity Exception	5.1(c)
Bear Stearns	5.1(x)
Business Day	4.1
By-Laws	2.3
Cash Consideration	3.1(c)
Case	7.18(b)
Certificate	3.1(c)
Certificate of Incorporation	2.2
Certificate of Merger	1.2
Closing	4.1
Closing Date	4.1
Code	3.1(d)
Compensation and Benefit Plans	5.1(j)(i)
Confidentiality Agreement	10.7
Contracts	5.1(d)(ii)
Conversion Number	3.1(c)
Costs	7.13(a)
Depository	3.2(a)
DGCL	Recitals
Dissenting Shares	3.3(a)
Effective Time	1.2
Employees	5.1(j)(i)
Environmental Law	5.1(m)
ERISA	5.1(j)(i)
ERISA Affiliate	5.1(j)(iii)
Exchange Act	5.1(a)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
F-4 Registration Statement	5.2(f)(ii)
FDA	5.1(k)
Final Order	8.1(c)
Foreign Antitrust Filings	5.1(d)(i)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(m)
HSR Act	5.1(d)(i)
Indemnified Parties	7.13(a)
IRS	5.1(j)(ii)
ISA	5.2(d)(i)
knowledge	5.1(a)
Laws	5.1(k)
License Agreement	3.6(a)
Liens	5.1(q)

A-iii

Defined Term	Section
Merger	Recitals
Merger Consideration	3.1(c)
Merger Sub	Forepart
NASD	5.1(d)(i)
Nasdaq	3.1(d)
Order	8.1(d)
Original Merger Agreement	Recitals
Pension Plan	5.1(j)(ii)
Person	3.2(b)
Proxy Statement/Prospectus	5.1(f)(i)
Registration Statements	5.2(f)(ii)
Representatives	7.1
Resale Registration Statement.	7.9
Right	5.1(b)
Rights	5.1(b)
Sarbanes-Oxley Act	5.1(e)
SEC	5.1(e)
Securities Act	5.1(d)(i)
Series I Preferred Stock	5.1(b)
Significant Subsidiary	5.1(a)
Sicor	Forepart
Sicor Balance Sheet	5.1(g)
Sicor Common Stock	Recitals
Sicor Compensation and Benefit Plans	5.1(j)(i)
Sicor Disclosure Schedules	5.1(a)
Sicor Foreign Benefit Plan	5.1(j)(vii)
Sicor Intellectual Property Rights	5.1(p)(i)
Sicor Material Adverse Effect	5.1(a)
Sicor Option	3.1(d)
Sicor Outstanding Shares	3.2(a)
Sicor Preferred Stock	5.1(b)
Sicor Reports	5.1(e)
Sicor Required Statutory Approvals	5.1(d)(i)
Sicor Requisite Vote	5.1(u)
Sicor Stock Plans	5.1(b)
Stockholders Agreement	Recitals
Stockholders Rights Plan	5.1(b)
Subsidiary	5.1(a)
Superior Proposal	7.2
Surviving Corporation	1.1
Takeover Statute	7.15
TASE	5.2(d)(i)
Tax	5.1(n)(x)
Tax Return	5.1(n)(x)
Taxable	5.1(n)(x)
Taxes	5.1(n)(x)
Termination Date	9.2(a)
Teva	Forepart
Teva ADRs	3.1(c)
Teva ADSs	3.1(c)

A-iv

Defined Term	Section
Teva Balance Sheet	5.2(g)
Teva Compensation and Benefit Plans	5.2(j)(i)
Teva Disclosure Schedules	5.1(a)
Teva Foreign Benefit Plan	5.2(j)(viii)
Teva Intellectual Property Rights	5.2(o)(i)
Teva Material Adverse Effect	5.2(a)
Teva Ordinary Shares.	3.1(c)
Teva Reports	5.2(e)
Teva Required Statutory Approvals	5.2(d)(i)
Teva Stock Consideration	3.1(c)
Teva Stock Plans	5.2(b)
U.S. GAAP	5.1(a)
Voting Debt	5.1(b)

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 31, 2003, as amended as of November 25, 2003, by and among SICOR INC., a Delaware corporation (“Sicor”), TEVA PHARMACEUTICAL INDUSTRIES LIMITED, an Israeli corporation (“Teva”), and SILICON ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Teva (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, Sicor, Teva and Merger Sub have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into Sicor, with Sicor continuing as the surviving corporation (the “Merger”), all pursuant to the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors of each of Sicor, Teva and Merger Sub have unanimously (i) determined that the Merger and other transactions contemplated hereby are advisable and are fair to and in the best interests of Sicor, Teva and Merger Sub and their respective stockholders and (ii) approved this Agreement and the transactions contemplated hereby;

WHEREAS, Sicor, Teva and Merger Sub have previously entered into an Agreement and Plan of Merger, dated as of October 31, 2003 (the “Original Merger Agreement”), with respect to the Merger and the other transactions contemplated thereby, and desire to amend and restate the Original Merger Agreement in its entirety, as further set forth herein, and accordingly, references in this Agreement to “the date hereof” shall refer to the date of the Original Merger Agreement;

WHEREAS, as a condition to Teva entering into the Original Merger Agreement and incurring the obligations set forth therein, on October 31, 2003, Teva entered into a Stockholders Agreement with certain stockholders of Sicor (the “Stockholders Agreement”), pursuant to which, among other things, each of such stockholders has agreed, on the terms and subject to the conditions thereof, to vote all shares of common stock, par value $0.01 per share, of Sicor (the “Sicor Common Stock”), owned by each of them to approve this Agreement and the transactions contemplated hereby; and

WHEREAS, Sicor, Teva and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Sicor and the separate corporate existence of Merger Sub shall thereupon cease. Sicor shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with Section 259 of the DGCL.

1.2 Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing being the “Effective Time”). Prior to such filing, a Closing shall be held at the offices of Pillsbury Winthrop LLP, One Battery Park Plaza, New York, New York 10004, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.

ARTICLE II

THE SURVIVING CORPORATION

2.1 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Sicor and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sicor and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.2 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time and including the provisions required by Section 7.13(d) hereof, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by Law (the “Certificate of Incorporation”) except that Article I thereof shall be amended, by the filing of the Certificate of Merger or other appropriate documents, to read in its entirety as follows: “The name of the corporation is Sicor Inc.”

2.3 By-Laws. At the Effective Time, and without any further action on the part of Sicor or Merger Sub, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein, in the Certificate of Incorporation or in accordance with applicable Law.

2.4 Directors. Subject to requirements of applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

2.5 Officers. Effective as of the Effective Time, Teva shall have caused the appointment of each of the then executive officers of Sicor to the same position at the Surviving Corporation, who shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any further action on the part of Sicor, Teva, Merger Sub or any holder of any capital stock of Sicor, Teva or Merger Sub:

(a) Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Teva-Owned Stock. Each share of Sicor Common Stock, and any other shares of capital stock of Sicor, that is owned by Sicor directly or indirectly or by Teva, Merger Sub or any other Subsidiary of Teva shall automatically be retired and shall cease to be outstanding, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Sicor Common Stock. Subject to Section 3.3, each issued and outstanding share of Sicor Common Stock (other than shares of Sicor Common Stock to be retired in accordance with Section 3.1(b)), including each Right attached thereto, whether or not then vested or subject to a repurchase option in favor of

Sicor, shall be converted into the right to receive (i) 0.1906 (as may be adjusted pursuant to Section 3.4, the “Conversion Number”) ordinary shares, par value NIS 0.10 each, of Teva, duly issued and credited as fully paid (the “Teva Ordinary Shares”) which will trade in the United States in the form of American Depositary Shares (“Teva ADSs”), evidenced by American Depositary Receipts (“Teva ADRs”) (together with cash in lieu of fractional shares as specified in Section 3.2, the “Teva Stock Consideration”), and (ii) $16.50 in cash, without interest (the “Cash Consideration,” and together with the Teva Stock Consideration, the “Merger Consideration”). Each Teva ADS represents one Teva Ordinary Share.

As of the Effective Time, all such shares of Sicor Common Stock shall no longer be outstanding and shall automatically be retired and shall cease to be outstanding, and each holder of a certificate representing any such shares of Sicor Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive upon the surrender of such certificates (for each share of Sicor Common Stock previously represented thereby) the Merger Consideration.

(d) Stock Options. As of the Effective Time, each outstanding option to purchase shares of Sicor Common Stock under the Sicor Stock Plans (a “Sicor Option”), whether or not exercisable or vested, shall be assumed by Teva and shall automatically be converted into an option to purchase Teva Ordinary Shares in the form of Teva ADSs, to be evidenced by Teva ADRs upon exercise, in an amount and at an exercise price as determined in accordance with this Section 3.1(d). Teva shall assume each Sicor Stock Plan to the extent necessary to assume the Sicor Options and, in the event Teva does not have sufficient registered Teva ADRs to cover the assumed Sicor Options, Teva shall, as promptly as practicable after the execution and delivery of this Agreement, prepare and file with the SEC a Registration Statement with respect to the Teva ADSs issuable upon the exercise thereof and shall use its best efforts to cause the Registration Statement to become effective under the Securities Act as soon as practicable after the date of such filing (and in any event prior to the Effective Time) and to comply with state securities law and “blue sky” laws with respect thereto. Each Sicor Option so assumed will be subject to, and exercisable and vested on, the same terms and conditions as under such Sicor Option as of the Effective Time, except that each assumed Sicor Option shall constitute an option to acquire that number of Teva ADSs (rounded down to the nearest number of whole Teva ADSs on a holder-by-holder basis) equal to (a) the number of Teva ADSs that the holder of such Sicor Option would have been entitled to receive pursuant to the Merger had such holder exercised such Sicor Option in full immediately prior to the Effective Time plus (b) a number of Teva ADSs determined by dividing (i) the amount of Cash Consideration that the holder of such Sicor Option would have been entitled to receive pursuant to the Merger had such holder exercised such Sicor Option in full immediately prior to the Effective Time by (ii) the closing price per ADS of Teva ADSs on the Business Day immediately prior to the Effective Time as reported by The Nasdaq Stock Market, Inc. (“Nasdaq”) National Market System on the Business Day immediately prior to the Effective Time, at an exercise price per Teva ADS (rounded up to the nearest whole penny) equal to (x) the aggregate exercise price for the shares of Sicor Common Stock which otherwise could have been purchased pursuant to such Sicor Option immediately prior to the Effective Time divided by (y) the aggregate number of Teva ADSs deemed to be purchasable (the sum of the amount in clauses (a) and (b) above) pursuant to such assumed Sicor Option pursuant to and in accordance with this Section 3.1(d). The conversion of the Sicor Options provided for in this Section 3.1(d) with respect to any options which are intended to be “incentive stock options” (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be effected in a manner consistent with Section 424(a) of the Code.

3.2 Exchange of Share Certificates. (a) Exchange Agent. Prior to the Effective Time, Teva shall designate The Bank of New York, which currently acts as the depository for the ADSs, or another U.S. bank or trust company reasonably acceptable to Sicor (in such capacity, the “Depository”), to act as agent (the “Exchange Agent”) for the holders of shares of Sicor Common Stock and Sicor Options in connection with the Merger and the payment of the Merger Consideration or other payment to which holders of shares of Sicor Common Stock and Sicor Options shall become entitled pursuant to Section 3.1. Prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Teva or Merger Sub shall deposit with the Exchange Agent (i) cash in an aggregate amount equal to the product of (A) the number of shares of Sicor Common Stock issued and outstanding (and not to be retired pursuant to Section 3.1(b)) immediately prior to the Effective Time (the “Sicor Outstanding Shares”) multiplied by (B) the Cash Consideration, (ii) a sufficient number of Teva Ordinary Shares as would permit the Exchange Agent to issue Teva ADRs evidencing the number of Teva ADSs equal to the product of (A) the Sicor Outstanding Shares multiplied by (B) the Teva Stock Consideration and (iii) such additional number of Teva ADRs evidencing Teva ADSs as are required to pay to the holders of Sicor Options the amounts contemplated by Section 3.1(d), to the extent such Sicor Options are exercised prior to Closing. The deposit made by Teva or Merger Sub, as the case may be, pursuant to this Section 3.2(a) is hereinafter referred to as the “Exchange Fund.” The Exchange Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Sicor Common Stock and Sicor Options and (ii) applied promptly to making the payments provided for in Section 3.1. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement; provided, that Teva may direct the Exchange Agent to invest the Exchange Fund in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments shall be promptly paid to Teva. Teva shall, prior to the Effective Time, allot Teva Ordinary Shares referred to in Sections 3.1(c) and 3.1(d) subject to the terms and conditions of this Agreement.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but in no event later than one (1) Business Day after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of shares of Sicor Common Stock at the Effective Time (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Teva and Sicor may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (such instructions shall include instructions for the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Certificate is registered on the transfer books of Sicor, subject to the receipt of appropriate documentation for such transfer). Upon surrender to the Exchange Agent of a Certificate (or evidence of loss in lieu thereof) for cancellation together with such letter of transmittal, duly executed in accordance with the provisions of this Section 3.2(b), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder is entitled to receive pursuant to this Article III, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Sicor Common Stock that is not registered in the transfer records of Sicor, payment may be issued to such a transferee if the Certificate formerly representing such shares of Sicor Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and the Person requesting such issuance pays any transfer or other taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establishes to the satisfaction of Teva and Sicor that such tax has been paid or is not applicable.

No dividends or other distributions with respect to securities of Teva constituting part of the Merger Consideration shall be paid to the holder of any Certificates not surrendered until such Certificates are surrendered as provided in this Section 3.2. Following such surrender, in addition to the Merger Consideration, there shall be paid, without interest, to the Person in whose name the securities of Teva have been registered, (i) at the time of surrender, the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender and with a payment date subsequent to surrender payable with respect to such securities.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit corporations), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Transfers. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Sicor of shares of Sicor Common Stock that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Merger Consideration that remains unclaimed by the stockholders of Sicor or holders of Sicor Options one (1) year after the Effective Time shall be returned to Teva, the Surviving Corporation or another Subsidiary of Teva, as may be designated by Teva or the Surviving Corporation. Any stockholders of Sicor or holder of Sicor Options who have not theretofore complied with this Article III shall thereafter look only to Teva for payment of the Merger Consideration upon due surrender of their Certificates (or affidavits of loss in lieu thereof), without any interest thereon. Notwithstanding the foregoing, none of Teva, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Sicor Common Stock or holder of Sicor Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Teva, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration upon due surrender of the shares of Sicor Common Stock represented by such Certificate pursuant to this Agreement.

(f) Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional Teva ADSs will be issued and any holder of shares of Sicor Common Stock entitled to receive a fractional Teva ADS but for this Section 3.2(f) shall be entitled to receive a cash payment in lieu thereof, which payment shall represent such holder’s proportionate interest in the net proceeds for the sale by the Exchange Agent on behalf of such holder of the aggregate fractional Teva ADS that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five (5) Business Days after the date upon which the Certificate (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional Teva ADSs has been received by the Exchange Agent.

(g) Withholding Rights. Each of Teva and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as it is required to deduct and withhold with respect to the making of such payment under provision of any federal, state, local or foreign tax law. If Teva or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Sicor Common Stock in respect of which Teva or the Surviving Corporation, as the case may be, made such deduction and withholding.

3.3 Dissenters’ Rights. (a) Notwithstanding anything in this Agreement to the contrary, shares of Sicor Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive, subject to and net of any applicable withholding of Taxes, payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.2, of the Certificate or Certificates that formerly evidenced such Dissenting Shares.

(b) Sicor shall give Teva (i) prompt notice of any demands for appraisal received by Sicor, withdrawals of such demands, and any other instruments served on or otherwise received by Sicor pursuant to the DGCL and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal under DGCL. Sicor shall not, except with the prior written consent of Teva, (x) make any payment with respect to any demands for appraisal, (y) offer to settle or settle any such demands or (z) waive any failure to deliver a written demand for appraisal or other action required to perfect appraisal rights in accordance with the DGCL.

3.4 Adjustments to Prevent Dilution. In the event that Sicor changes the number of shares of Sicor Common Stock or securities convertible or exchangeable into or exercisable for shares of Sicor Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change. If between the date hereof and the Effective Time, the outstanding Teva Ordinary Shares shall be changed into a different number of shares by reason of stock dividend, subdivision, reclassification, split-up, combination or the like, the Conversion Number shall be appropriately adjusted.

3.5 Affiliates. Notwithstanding anything in this Agreement to the contrary, no Teva Stock Consideration shall be delivered to any Person who is an affiliate of Sicor under Rule 145 of the Securities Act until such Person has executed and delivered to Teva a written agreement substantially in the form of Exhibit A hereto.

3.6 Biomedical Frontiers Warrants.

(a) At or following the Effective Time, Biomedical Frontiers Incorporated, its successor or assigns, shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in the Milestone 1 Warrant Agreement, dated as of July 1, 2003, between Sicor and Biomedical Frontiers Incorporated, including payment of the exercise price, and in lieu of each share of Sicor Common Stock immediately theretofore purchasable and receivable upon the exercise of the Milestone 1 Warrants (as defined in the License, Development and Marketing Agreement, dated as of September 17, 2001, by and between Biomedical Frontiers Incorporated and Sicor (the “License Agreement”)), the Merger Consideration, without interest.

(b) In addition, Sicor or the Surviving Corporation, as applicable, shall issue the Milestone 4 Warrants (as defined in the License Agreement) when and as required pursuant to the License Agreement, and such Milestone 4 Warrants shall contain such terms and conditions, including payment of the exercise price, pursuant to the License Agreement; provided, that the holder of such Milestone 4 Warrants shall have the right to purchase and receive upon the basis and upon the terms and conditions to be specified in the Milestone 4 Warrant Agreement, in lieu of each share of Sicor Common Stock theretofore purchasable and receivable upon the exercise of the Milestone 4 Warrants, the Merger Consideration, without interest.

ARTICLE IV

THE CLOSING

4.1 Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Pillsbury Winthrop LLP, One Battery Park Plaza, New York, New York 10004 at 10:00 a.m. Eastern time on the Business Day after the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived (by the party entitled to the benefit of such condition) in accordance with this Agreement or (ii) at such other place and time and/or on such other date as Sicor and Teva may agree in writing (the “Closing Date”). For purposes of this Agreement, the term “Business Day” means a day on which banks are not required or authorized by Law to close in Tel Aviv or New York City.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of Sicor. Sicor hereby represents and warrants to Teva and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of Sicor and its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing would not be reasonably likely to have, either individually or in the aggregate, a Sicor Material Adverse Effect. Sicor has heretofore made available to Teva complete and correct copies of Sicor’s and each of its Significant Subsidiaries’ certificate of incorporation and by-laws (or comparable governing instruments), as amended through the date hereof. The certificate of incorporation and by-laws (or comparable governing instruments) of each of Sicor and its Significant Subsidiaries so made available are in full force and effect. Section 5.1(a) of the disclosure schedules delivered to Teva by Sicor on or prior to the date hereof (the “Sicor Disclosure Schedules”) sets forth a list, as of the date hereof, of all of the Significant Subsidiaries of Sicor, the jurisdictions under which such Significant Subsidiaries are incorporated, and the percent of the equity interest therein owned by Sicor and each Subsidiary of Sicor, as applicable. Sicor does not have any Subsidiary that is organized in Israel.

As used in this Agreement, the term “Subsidiary” means, with respect to Sicor, Teva or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries.

As used in this Agreement, the term “Significant Subsidiary” means a “significant subsidiary” within the meaning of Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”).

As used in this Agreement, the term “Sicor Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of Sicor and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from or arising out of (i) any change in Law or United States generally accepted accounting principles (“U.S. GAAP”) or interpretations thereof, (ii) economic or business conditions in the United States generally, (iii) conditions generally affecting the pharmaceutical industry or (iv) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby shall not be considered when determining if a Sicor Material Adverse Effect has occurred.

As used in this Agreement, the term “knowledge” or any similar formulation of knowledge shall mean the knowledge, after due inquiry, of, with respect to Sicor, those persons set forth in Section 5.1(a) of Sicor Disclosure Schedules and, with respect to Teva, those persons set forth in Section 5.2(a) of the disclosure schedules delivered to Sicor by Teva on or prior to the date hereof (the “Teva Disclosure Schedules”).

(b) Capital Structure. The authorized capital stock of Sicor consists of (i) 250,000,000 shares of Sicor Common Stock, of which 119,050,306 shares were outstanding as of October 27, 2003 and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Sicor Preferred Stock”), of which 125,000 shares are designated Series I Participating Preferred Stock (the “Series I Preferred Stock”), none of which were outstanding as of the date hereof. Pursuant to Sicor’s Stockholder Rights Plan, dated March 16, 1992, as amended (the “Stockholder Rights Plan”), each share of Sicor Common Stock has attached thereto a right

(each a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of Series I Preferred Stock at a price of $200.00 per one one-thousandth of a share, subject to adjustment. All of the issued and outstanding shares of Sicor Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Each of the outstanding shares of capital stock or other securities of each of Sicor’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by Sicor or a direct or indirect wholly-owned Subsidiary of Sicor, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth on Section 5.1(b) of the Sicor Disclosure Schedules and other than pursuant to (i) Sicor’s 1997 Long-Term Incentive Plan, as amended, (ii) Sicor’s 1992 Employee Stock Purchase Plan, as amended, (iii) Sicor’s 401(k) Employee Savings and Retirement Plan and (iv) the Stockholder Rights Plan (collectively, the “Sicor Stock Plans”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of Sicor or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Sicor or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Section 5.1(b) of the Sicor Disclosure Schedules set forth a complete and correct list, as of the date hereof, of the number of shares of Sicor Common Stock subject to options or other rights to purchase or receive Sicor Common Stock granted under the Sicor Stock Plans or otherwise, together with the dates of grant and the exercise prices thereof. Except as set forth on Section 5.1(b) of the Sicor Disclosure Schedules, Sicor does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Sicor on any matter (“Voting Debt”).

(c) Corporate Authority.

(i) Sicor has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby, subject only to receipt of the Sicor Requisite Vote and the Sicor Required Statutory Approvals. This Agreement has been duly executed and delivered by Sicor and, assuming due authorization, execution and delivery by each of Teva and Merger Sub, is a valid and legally binding agreement of Sicor enforceable against Sicor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, the Board of Directors of Sicor has approved and adopted this Agreement and the Merger and other transactions contemplated hereby and, subject to Section 7.2, has resolved to recommend that the stockholders of Sicor approve this Agreement and the transactions contemplated hereby.

(d) Governmental Filings; No Violations.

(i) Except as set forth on Section 5.1(d)(i) of the Sicor Disclosure Schedules, other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.2, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, (C) the filings with or approvals from Governmental Entities required solely by virtue of the jurisdictions in which Sicor or its Significant Subsidiaries conduct business or own any assets under (1) Ley Federal de Competencia Economica (Mexico) and the regulations promulgated thereunder, (2) the Lithuanian Law on Competition and (3) Brazilian merger control Law No. 8884/1994 (collectively, the “Foreign Antitrust Filings”) and (D) to comply with the rules and regulations of the National Association of Securities Dealers, Inc. (the “NASD”) (items (B) through (D) (inclusive)), the “Sicor Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Sicor with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Sicor from, any United States or foreign federal, state, or local governmental or regulatory authority, agency, commission, body or other governmental entity including, without limitation, the FDA (each a “Governmental Entity”), in connection with the execution and delivery of this Agreement and the consummation by Sicor of the transactions contemplated hereby (including pursuant to the Stockholders Agreement), except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Sicor Material Adverse Effect or prevent, materially delay or materially impair the ability of Sicor to consummate the transactions contemplated by this Agreement.

(ii) Except as set forth on Section 5.1(d)(ii) of the Sicor Disclosure Schedules, the execution, delivery and performance of this Agreement and the consummation by Sicor of the transactions contemplated hereby (including pursuant to the Stockholders Agreement) will not constitute or result in (A) a breach or violation of, or a default under, either the certificate of incorporation or by-laws (or comparable governing instruments) of Sicor or of any Significant Subsidiary of Sicor, (B) a breach or violation of, a default under, the acceleration of any obligations, the loss of any right or benefit, or the creation of a lien, pledge, security interest or other encumbrance on the assets of Sicor or any Subsidiary of Sicor (with or without notice, lapse of time or both) pursuant to, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation not otherwise terminable by the other party thereto on ninety (90) days or less notice (“Contracts”) binding upon Sicor or any Subsidiary of Sicor or any Law or governmental or non-governmental permit or license to which Sicor or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that would not, individually or in the aggregate, be reasonably likely to have a Sicor Material Adverse Effect or prevent, or materially impair the ability of Sicor to consummate the transactions contemplated by this Agreement.

(e) Sicor Reports; Financial Statements. The filings required to be made by Sicor since December 31, 2000 under the Securities Act and the Exchange Act have been filed with the Securities and Exchange Commission (the “SEC”), including all forms, registration, proxy and information statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder (collectively, including any amendments of any such reports filed with or furnished to the SEC by Sicor prior to the date hereof, the “Sicor Reports”). Sicor has made available to Teva (i) each Sicor Report filed with or furnished to the SEC by Sicor pursuant to the Securities Act or the Exchange Act since December 31, 2000 and prior to the date hereof, each in the form (including exhibits, annexes and any amendments thereto) promulgated by the SEC under the Securities Act or the Exchange Act, as the case may be, and (ii) each of Sicor’s press releases released to the public in 2003 which are located at http://investor.sicor.com/releases.cfm. None of the Sicor Reports (in the case of Sicor Reports filed pursuant to the Securities Act), as of their effective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. None of the Sicor Reports (in the case of Sicor Reports filed pursuant to the Exchange Act) as of the respective dates filed with the SEC or first mailed to stockholders, as applicable, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Sicor Reports (in the case of Sicor Reports issued to the public as press releases) as of their respective release dates, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth on Section 5.1(e) of the Sicor Disclosure Schedules, the consolidated financial statements of Sicor and its Subsidiaries included in such Sicor Reports comply as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto. Each of the consolidated balance sheets included in or incorporated by reference into Sicor Reports (including the related notes and schedules) presents fairly, in all material respects, the financial position of Sicor and its Subsidiaries as of its date, and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into Sicor Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of Sicor and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with U.S. GAAP consistently applied during the periods involved, except as may be noted therein. Any change by Sicor in the accounting principles, practices or methods used in such financial statements of Sicor and its Subsidiaries included in the Sicor Reports has been appropriately disclosed in such financial statements. Sicor’s disclosure controls and procedures (as defined in sections 13a-15(e) and 15d-15(e) of the Exchange Act) effectively enable Sicor to comply with, and the appropriate officers of Sicor to make all certifications required under, the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder (the “Sarbanes-Oxley Act”).

(f) Disclosure Documents.

(i) The proxy statement of Sicor (which will also constitute the prospectus of Teva) to be filed with the SEC in connection with the Merger (the “Proxy Statement/Prospectus”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Sicor, and at the time such stockholders vote on adoption of this Agreement, the Proxy Statement/Prospectus, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.1(f) will not apply to statements or omissions included in the Proxy Statement/Prospectus based upon information furnished to Sicor in writing by or on behalf of Teva specifically for use therein.

(ii) None of the information provided by Sicor for inclusion in the Registration Statement or any amendment or supplement thereto, at the time the Registration Statement or any amendment or supplement thereto becomes effective, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(g) No Undisclosed Material Liabilities. Except as set forth on Schedule 5.1(g) of the Sicor Disclosure Schedules, there are no liabilities or obligations of Sicor or any of its Subsidiaries of any kind whatsoever in existence on the date hereof, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Sicor balance sheet as of June 30, 2003 included in the Sicor Reports or in the notes thereto (the “Sicor Balance Sheet”) or in the Sicor Reports filed prior to the date hereof; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since June 30, 2003; (iii) liabilities and obligations not required to be disclosed on the Sicor Balance Sheet under U.S. GAAP; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Sicor Material Adverse Effect.

(h) Absence of Certain Changes. Except as described in the Sicor Reports or as set forth on Schedule 5.1(h) of the Sicor Disclosure Schedules, since December 31, 2002 (the “Audit Date”), except as expressly contemplated by this Agreement, Sicor and its Subsidiaries taken as a whole have conducted their business only in, and have not engaged in any material transaction other than according to, Sicor’s ordinary and usual course of such business and there has not been (i) any change in the financial condition, properties, assets, business or results of operations of Sicor and its Subsidiaries that has had or would be reasonably likely to have a Sicor Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Sicor or any repurchase, redemption or other acquisition by Sicor or any Subsidiary of any securities of Sicor or (iii) any change by Sicor in accounting principles, practices or methods which is not required or permitted by U.S. GAAP. Since the Audit Date and through the date hereof, except as provided for herein, there has not been any material increase in the compensation payable or that could become payable by Sicor or any of its Significant Subsidiaries to officers or key employees or any material amendment of any of the Compensation and Benefit Plans other than increases or amendments in the ordinary course of business consistent with past practice. Except as disclosed in the Sicor Reports, since January 1, 2003, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Sicor Material Adverse Effect.

(i) Litigation. Except as described in the Sicor Reports or as set forth on Schedule 5.1(i) of the Sicor Disclosure Schedules, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations, reviews or proceedings pending or, to the knowledge of Sicor, threatened against Sicor or any of its Subsidiaries, except for those that would not be reasonably likely to have, either individually or in the aggregate, a Sicor Material Adverse Effect. There are no material SEC inquiries or investigations, other material governmental inquiries or investigations or material internal investigations pending, or to the knowledge of Sicor, threatened, in each case regarding any accounting practices of Sicor or any of its Subsidiaries or any malfeasance by any director or executive officer of Sicor or any of its Subsidiaries.

(j) Employee Benefits.

(i) The term “Compensation and Benefit Plan” shall mean any bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, change in control, retention, restricted stock, stock option, employment, termination, severance, compensation, medical, health or other compensation or benefit plan, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that covers employees or former employees (“Employees”), or directors or former directors of a party, or to which contributions are made or otherwise required to be made; and any trust agreement or insurance contract forming a part of such Compensation and Benefit Plan. Section 5.1(j) of the Sicor Disclosure Schedules lists all Compensation and Benefit Plans of Sicor and its Subsidiaries (“Sicor Compensation and Benefit Plans”), and any Sicor Compensation and Benefit Plans containing “change of control” or similar provisions therein are specifically identified in Section 5.1(j) of the Sicor Disclosure Schedules. Sicor has made available to Teva prior to the date hereof a copy of all Sicor Compensation and Benefit Plans and a copy of each agreement, policy, practice or arrangement that covers key employees or former key employees of Sicor and its Significant Subsidiaries.

(ii) All Sicor Compensation and Benefit Plans, to the extent subject to ERISA and the Code, are in compliance with the applicable provisions of ERISA, the Code and any other applicable Law. Each Sicor Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Department of the Treasury, Internal Revenue Service (the “IRS”), and nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification or that would result in costs to Sicor or any of its Subsidiaries under the Internal Revenue Service’s Employee Plans Compliance Resolution System. There is no pending or, to the knowledge of Sicor, threatened litigation or other proceeding relating to the Sicor Compensation and Benefit Plans. Neither Sicor nor any of its Subsidiaries has engaged in a transaction with respect to any Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Sicor or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Sicor or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Sicor under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Sicor and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multi-employer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived or extended, other than an extension pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any Sicor Pension Plan or by any ERISA Affiliate within the twelve (12) month period ending on the date hereof.

(iv) All contributions required to be made under the terms of any Sicor Compensation and Benefit Plan subject to United States law have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in Sicor Reports. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Sicor nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan subject to United States law or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Neither Sicor nor its Subsidiaries have any obligations for, or liabilities with respect to, retiree health and life benefits under any Sicor Compensation and Benefit Plan subject to United States law, except for benefits required to be provided under Section 4980B of the Code or any other applicable law requiring continuation of health coverage.

(vi) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby (including pursuant to the Stockholders Agreement) will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Sicor Compensation and Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Sicor or any of its Subsidiaries. There is no contract, agreement, plan or arrangement with an employee or former employee of Sicor or any of its Subsidiaries to which Sicor or any of its Subsidiaries is a party as of the date hereof that, individually or collectively and as a result of the transactions contemplated hereby (including pursuant to the Stockholders Agreement), whether alone or upon the occurrence of any additional or subsequent events, or otherwise, would reasonably be likely to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.

(vii) With respect to each Sicor Compensation and Benefit Plan not subject to United States law (a “Sicor Foreign Benefit Plan”): (i) each Sicor Foreign Benefit Plan is in compliance with applicable Law; (ii) each Sicor Foreign Benefit Plan required to be registered with a regulatory agency or authority has been registered and has been maintained in good standing with such agency or authority, and (iii) as of the Effective Time, the fair market value of the assets of each Sicor Foreign Benefit Plan is sufficient to provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Sicor Foreign Benefit Plan.

(viii) Notwithstanding anything to the contrary contained in this Section 5.1(j), the representations and warranties contained in this Section 5.1(j) shall be deemed to be true and correct unless such failures to be true and correct are reasonably likely to have a Sicor Material Adverse Effect.

(k) Compliance with Laws. The business of Sicor and its Subsidiaries is not being conducted in violation of any United States or foreign, federal, state or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), including United States Food and Drug Administration (“FDA”) and other Governmental Entity rules, regulations and policies relating to good clinical practices, good manufacturing practices, good laboratory practices, advertising and promotion, pre- and post-marketing adverse drug experience and adverse drug reaction reporting, and all other pre- and post-marketing reporting requirements, as applicable, except for violations that would not be reasonably likely to have, either individually or in the aggregate, a Sicor Material Adverse Effect or prevent or materially impair the ability of Sicor to consummate the transactions contemplated by this Agreement. Sicor is not debarred under the Generic Drug Enforcement Act of 1992 and does not employ or use the services of any individual who is debarred or, to the best of Sicor’s knowledge, has engaged in any activity that could lead to debarment. Except as set forth on Section 5.1(k) of the Sicor Disclosure Schedules, no investigation or review by any Governmental Entity with respect to Sicor or any of its Subsidiaries is pending or, to the knowledge of Sicor, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, except for those the outcome of which would not be reasonably likely to have, either individually or in the aggregate, a Sicor Material Adverse Effect or prevent or materially impair the ability of Sicor to consummate the transactions contemplated by this Agreement. Sicor and each of its Subsidiaries has, or has applied for, all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals from Governmental Entities necessary to conduct its business as currently conducted, except for those the absence of which would not be reasonably likely to have, either individually or in the aggregate, a Sicor Material Adverse Effect or prevent or materially impair the ability of Sicor to consummate the transactions contemplated by this Agreement. The provisions of this Section 5(k) shall not apply to Environmental Laws which are covered exclusively in Section 5.1(m).

(l) Anti-takeover Statutes and Rights Agreement.

(i) Sicor has taken all action necessary to exempt the Merger, this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby from the provisions of Section 203 of the DGCL. No other state anti-takeover statute or regulation is applicable to this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby.

(ii) Sicor has taken all action necessary to render the Stockholder Rights Plan inapplicable to the Merger, the Stockholders Agreement and the transactions contemplated hereby and thereby.

(m) Environmental Matters. Except as set forth on Section 5.1(m) of the Sicor Disclosure Schedules and except for such matters that would not, either individually or in the aggregate, be reasonably likely to cause a Sicor Material Adverse Effect: (i) the operations of Sicor and its Subsidiaries are and have been in compliance with all applicable Environmental Laws; (ii) each of Sicor and its Subsidiaries possesses and maintains in effect all environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws with respect to the properties and business of Sicor and its Subsidiaries; (iii) neither Sicor nor any of its Subsidiaries have received any written environmental claim, notice or request for information concerning any violation or alleged violation of any applicable Environmental Law, nor, to Sicor’s knowledge, is there any existing factual or legal basis for any such claim, notice or request for information; (iv) neither Sicor nor any of its Subsidiaries has any knowledge of a release or threat of release of any Hazardous Substances which could reasonably be expected to result in liability to Sicor or any of it Subsidiaries at any of its or any of its Subsidiaries’ current or former properties or at any other property arising from its or any of its Subsidiaries’ current or former operations; (v) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending relating to compliance by Sicor or any of its Subsidiaries with any environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws or liability of Sicor or any of its Subsidiaries under any applicable Environmental Law; and (vi) no Lien has been placed upon any of Sicor’s or the Subsidiaries’ properties (whether owned, leased or managed) under any Environmental Law.

Notwithstanding any other provision of this Agreement to the contrary (including, but not limited to, Section 5.1(k)), the representations and warranties of Sicor in this Section 5.1(m) constitute the sole representations and warranties of Sicor with respect to any Environmental Law or Hazardous Substance.

As used herein, the term “Asbestos” includes chrysotile, amosite, crocidolite; tremolite asbestos, anthophyllite asbestos, actinolite asbestos, asbestos winchite, asbestos richterite, and any of these minerals that have been chemically treated and/or altered and any asbestiform variety, type or component thereof and any asbestos-containing material.

As used herein, the term “Asbestos-Containing Material” means any material containing Asbestos, including, without limitation, any Asbestos-containing products, automotive or industrial parts or components, equipment, improvements to real property and any other material that contains Asbestos in any chemical or physical form.

As used herein, the term “Environmental Law” means any Law (including common law) relating to: (a) pollution; (b) the protection of the environment (including air, water, soil, subsurface strata and natural resources) or human health and safety; and (c) the regulation of the generation, use, storage, handling, transportation, treatment, release, remediation or disposal of Hazardous Substances.

As used herein, the term “Hazardous Substance” means any chemical, material or substance that is potentially harmful to human health, the environment, or natural resources or defined as such by any Environmental Law, including without limitation, petroleum, petroleum products, Asbestos, and Asbestos-Containing Materials.

(n) Tax Matters.

(i) Sicor and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (B) (I) have timely paid all Taxes that are shown as due on such filed Tax Returns or that Sicor or any of its Subsidiaries are obligated to pay without the filing of a Tax Return, except with respect to Taxes that are being contested in good faith, and (II) no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (C) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) except as set forth on Section 5.1(n) of the Sicor Disclosure Schedules, as of the date hereof, do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing; and (E) have provided adequate reserves in the most recent consolidated financial statements of Sicor and its Subsidiaries, as disclosed in the Sicor Reports, for any material Taxes of Sicor on any of its Subsidiaries that have not been paid, whether or not shown as being due on any Tax Returns.

(ii) None of Sicor and its Subsidiaries is party to any Tax allocation, indemnification or sharing agreement.

(iii) None of Sicor and its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; or (C) installment sale or intercompany transaction (as defined in Treasury regulations section 1502-13) made on or prior to the Closing Date.

(iv) Each of Sicor and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party.

(v) Neither Sicor nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group whose common parent was Sicor).

(vi) Neither Sicor nor any of its Subsidiaries has any material liability for the Taxes of any person (other than Sicor and its Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(vii) Neither Sicor nor any of its Subsidiaries has any requests for material rulings in respect of Taxes pending between Sicor or any Subsidiary and any Tax authority.

(viii) Sicor has made available to Teva true and correct copies of the U.S. federal income Tax Returns filed by Sicor and its Subsidiaries for tax years 2000 through 2002.

(ix) There is no contract or agreement, plan or arrangement by Sicor or its Subsidiaries covering any Person that, individually or collectively, would constitute compensation in excess of the deduction limitation set forth in Section 162(m) of the Code.

(x) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes,” and “Taxable”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters. Except as set forth on Section 5.1(o) of the Sicor Disclosure Schedules, neither Sicor nor any of its Subsidiaries is the subject of any material proceeding asserting that Sicor or any of its Subsidiaries has committed an unfair labor practice or any other violation of law relating to employee matters, nor since January 1, 2003 has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Sicor or any of its Subsidiaries, except for those that, either individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect.

(p) Intellectual Property. Except as described in the Sicor Reports or on Section 5.1(p) of the Sicor Disclosure Schedules,

(i) Sicor or one of its Subsidiaries owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, technology, know-how, computer software programs or applications, databases and tangible or intangible proprietary information or materials that are currently used in its and its Subsidiaries’ businesses (collectively, “Sicor Intellectual Property Rights”), except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect.

(ii) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect, (A) the use of Sicor Intellectual Property Rights by Sicor or its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any valid patent, trademark, trade name, service mark, copyright or other valid intellectual property right of any other Person and (B) there have been no claims made and neither Sicor nor any of its Subsidiaries has received written notice of any claim or otherwise knows that any Sicor Intellectual Property Right is invalid, or conflicts with the asserted right of any other Person.

(q) Title to Properties. Except as set forth on Section 5.1(q) of the Sicor Disclosure Schedules, Sicor and each of its Subsidiaries has good and valid title to all of its material properties and assets, free and clear of all mortgages, liens, pledges, charges, security interests, encumbrances or other adverse claims of any kind in respect of such property or asset (collectively, “Liens”), except Liens for taxes not yet due and payable and such Liens or other imperfections of title, if any, that, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect. All leases pursuant to which Sicor and each of its Subsidiaries leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of Sicor or any of its Subsidiaries or, to the knowledge of Sicor, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), that, individually or in the aggregate, are reasonably likely to have a Sicor Material Adverse Effect.

(r) Contracts. Neither Sicor nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms and conditions of any Contract to which it is a party or by which it is bound in such a manner as, individually or in the aggregate, are reasonably likely to have a Sicor Material Adverse Effect. Each Contract to which Sicor or any of its Subsidiaries is a party or by which it is bound that has not expired or terminated by its terms is in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, is not reasonably likely to have a Sicor Material Adverse Effect.

(s) Product Liability. Except as set forth on Section 5.1(s) of the Sicor Disclosure Schedules, no product liability claims have been asserted in writing against Sicor or any of its Subsidiaries or, to the knowledge of Sicor, threatened against Sicor or any of its Subsidiaries relating to any or their products or product candidates developed, tested, manufactured, marketed, distributed or sold by Sicor or any of its Subsidiaries, except for claims that, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect. There is no judgment, order or decree outstanding against Sicor or any of its Subsidiaries relating to product liability claims or assessments.

(t) Insurance. Sicor maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its judgment, are reasonable for the business and assets of Sicor and its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and Sicor and its Subsidiaries are otherwise in compliance with the terms and conditions of such policies and bonds except for failures to so comply that, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect.

(u) Vote Required. The approval of the majority of the shares of Sicor Common Stock outstanding on the record date for such vote (the “Sicor Requisite Vote”) is the only vote of any class or series of the capital stock of Sicor required to approve this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby.

(v) Suppliers. Sicor and its Subsidiaries has good commercial relationships with each of its suppliers of active ingredients, bulk chemical products and finished drug products and, to the best of its knowledge, there are no facts concerning such suppliers that would reasonably be expected to result in any material interruption in the timely supply by such suppliers to Sicor and its Subsidiaries of any such materials, except as, individually or in the aggregate, are not reasonably likely to have a Sicor Material Adverse Effect. No such supplier has notified Sicor or its Subsidiaries in writing that it intends to terminate or materially alter the terms of its supply relationship with Sicor and its Subsidiaries, except as, individually or in the aggregate with all other such notifications, is not reasonably likely to have a Sicor Material Adverse Effect.

(w) Transactions with Affiliates. Except as disclosed on Section 5.1(w) of the Sicor Disclosure Schedules or in the Sicor Reports, no present or former affiliate of Sicor has, or since December 31, 2001 has had, (i) any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any of the businesses of Sicor or any of its Subsidiaries, (ii) has had business dealings or a material financial interest in any transaction with Sicor or any of its Subsidiaries (other than compensation and benefits received in the ordinary course of business as an employee or director of Sicor or any of its Subsidiaries) or (iii) any material equity interest or any other material financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with Sicor or any of its Subsidiaries.

(x) Brokers and Finders. Except for Bear, Stearns & Co. Inc. (“Bear Stearns”), neither Sicor nor any of its officers, directors or employees has retained any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger, this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby.

(y) Opinion of Financial Advisor. Sicor has received an opinion of Bear Stearns, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to holders of shares of Sicor Common Stock.

(z) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.1, neither Sicor nor any other Person makes any other express or implied representation or warranty on behalf of Sicor or any of its Subsidiaries.

5.2 Representations and Warranties of Teva and Merger Sub. Teva and Merger Sub each represents and warrants to Sicor that:

(a) Organization, Good Standing and Qualification. Each of Teva and Merger Sub is a corporation and is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Teva and Merger Sub has all requisite corporate power to own and operate its material properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties and assets or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect. Teva has made available to Sicor a complete and correct copy of the Memorandum of Association and Articles of Association of Teva and the certificate of incorporation and by-laws of Merger Sub, each as amended through the date hereof and as in full force and effect on the date hereof.

As used in this Agreement, the term “Teva Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of Teva and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from or arising out of (i) any change in Law or U.S. GAAP or interpretations thereof, (ii) economic or business conditions in the United States generally, (iii) conditions generally affecting the pharmaceutical industry or (iv) the execution and delivery of this Agreement, or the contemplated consummation of the transactions contemplated hereby, shall not be considered when determining if a Teva Material Adverse Effect has occurred.

(b) Capital Structure. The authorized share capital of Teva consists of 999,575,693 ordinary shares, 424,247 class “A” ordinary shares and 60 deferred shares, of which 277,108,725 Teva Ordinary Shares, including 199,231,374 Teva Ordinary Shares represented by 199,231,374 outstanding Teva ADSs, were outstanding as of the close of business on October 30, 2003. One Teva ADS represents one Teva Ordinary Share. All of the issued and outstanding Teva Ordinary Shares and Teva ADSs have been, and all Teva ADSs representing Teva Ordinary Shares which are to be issued pursuant to the Merger have been duly authorized and will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and nonassessable and are not subject to any preemptive or similar right. Each of the outstanding shares of capital stock, ownership interests, or other securities of each of the Teva’s Significant Subsidiaries (including without limitation the shares of capital stock of Merger Sub) is duly authorized, validly issued, fully paid and nonassessable and is owned by Teva or a direct or indirect wholly-owned Subsidiary of Teva, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except pursuant to Teva’s stock plans (collectively, the “Teva Stock Plans”), as set forth on Section 5.2(b) of the Teva Disclosure Schedules, and except as otherwise set forth on Section 5.2(b) of the Teva Disclosure Schedules, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock, ownership interests or other securities of Teva or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Teva or any of its Significant Subsidiaries, and so securities or obligations evidencing such rights authorized, issued or outstanding. Except as set forth on Section 5.2(b) of the Teva Disclosure Schedules, Teva does not have outstanding any Voting Debt.

(c) Corporate Authority.

(i) Each of Teva and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to receipt of the Teva Required Statutory

Approvals. This Agreement has been duly executed and delivered by Teva and Merger Sub and, assuming due authorization, execution and delivery by Sicor, is a valid and legally binding agreement of Teva and Merger Sub, enforceable against each of Teva and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Boards of Directors of Teva and Merger Sub have approved and adopted this Agreement and the Merger and the other transactions set forth herein.

(d) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.2, (B) required to be made under the HSR Act, the Securities Act and the Exchange Act and state securities and “blue sky” laws, (C) required to be made with the Israeli Securities Authority (“ISA”), (D) required to be made with the Tel Aviv Stock Exchange Ltd. (“TASE”), (E) required to be made with Nasdaq and (F) the Foreign Antitrust Filings (items (B) through (F) (inclusive)), the “Teva Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Teva or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Teva or Merger Sub from, any Governmental Entity, in connection with the execution and delivery by Teva and Merger Sub of this Agreement and the consummation by Teva and Merger Sub of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect or prevent, materially delay or materially impair the ability of Teva or Merger Sub to consummate the transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by Teva and Merger Sub do not, and the consummation by Teva and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) breach or violation of, or a default under, either the Memorandum of Association or Articles of Association of Teva or the certificate of incorporation or by-laws of Merger Sub or similar governing documents of any of Teva’s Significant Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations, the loss of any right or benefit or the creation of a lien, pledge, security interest or other encumbrance on the assets of Teva, Merger Sub or any of Teva’s Subsidiaries (with or without notice, lapse of time or both) pursuant to any Contracts binding upon Teva, Merger Sub or any of Teva’s Significant Subsidiaries or any Law or governmental or non-governmental permit or license to which Teva, Merger Sub or any of Teva’s Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect or prevent, materially delay or materially impair the ability of Teva or Merger Sub to consummate the transactions contemplated hereby.

(e) Teva Reports; Financial Statements. The filings required to be made by Teva and, to the extent applicable, its Subsidiaries since December 31, 2000 under the Securities Act and the Exchange Act have been filed with the SEC, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder (collectively, including any amendments of any such reports filed with or furnished to the SEC by Teva prior to the date hereof, the “Teva Reports”). Teva has made available to Sicor (i) each Teva Report filed with or furnished to the SEC by Teva pursuant to the Securities Act or the Exchange Act since December 31, 2000, and prior to the date hereof, each in the form (including exhibits, annexes and any amendments thereto) promulgated by the SEC under the Securities Act or the Exchange Act, as the case may be and (ii) each of Teva’s press releases released to the public in 2003 which are located at http://www.Tevapharm.com/pr/2003/index.asp. None of the Teva Reports (in the case of Teva Reports filed pursuant to the Securities Act), as of their effective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. None of the Teva Reports (in the case of Teva Reports filed pursuant to the Exchange Act) as of the respective dates first mailed to stockholders, as applicable, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Teva Reports (in the case of Teva Reports issued to the public as press releases) as of their respective release dates, as applicable, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Teva and its Subsidiaries included in such Teva Reports comply as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto. Each of the consolidated balance sheets included in or incorporated by reference into the Teva Reports (including the related notes and schedules) presents fairly, in all material respects, the financial position of the Teva and its Subsidiaries as of its date, and each of the consolidated statements of income and of consolidated statements of cash flows included in or incorporated by reference into the Teva Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of the Teva and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with U.S. GAAP consistently applied during the periods involved, except as may be noted therein. Any change by Teva in the accounting principles, practices or methods used in such financial statements of Teva and its Subsidiaries included in the Teva Reports has been appropriately disclosed in such financial statements. Teva’s disclosure controls and procedures (as defined in sections 13a-15(e) and 15d-15(e) of the Exchange Act) effectively enable Teva to comply with, and the appropriate officers of Teva to make all certifications required under, the Sarbanes-Oxley Act. Teva qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

(f) Disclosure Documents.

(i) None of the information provided by Teva for inclusion in the Proxy Statement/Prospectus or any amendment or supplement thereto, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Sicor and at the time the stockholders vote on adoption of this Agreement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements make therein, in the light of the circumstances under which they were made, not misleading.

(ii) The Registration Statements of Teva to be filed with the SEC with respect to the offering of Teva ADSs representing Teva Ordinary Shares in connection with the Merger (the “F-4 Registration Statement”) and the Teva ADSs issuable upon exercise of the assumed Sicor Stock Options (such Registration Statement and the F-4 Registration Statement, collectively, the “Registration Statements”) and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the Securities Act. At the time a Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statements, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) No Undisclosed Material Liabilities. Except as set forth on Section 5.2(g) of the Teva Disclosure Schedules, there are no liabilities or obligations of Teva or any of its Subsidiaries of any kind whatsoever in existence on the date hereof, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Teva balance sheet as of June 30, 2003 included in the Teva Reports or in the notes thereto (the “Teva Balance Sheet”) or in the Teva Reports to the date hereof; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since June 30, 2003; (iii) liabilities and obligations not required to be disclosed on the Teva Balance Sheet under U.S. GAAP and (iii) liabilities or obligations that would not reasonably be expected have individually or in the aggregate, a Teva Material Adverse Effect.

(h) Absence of Certain Changes. Except as described in the Teva Reports or as set forth on Schedule 5.2(h) of the Teva Disclosure Schedules, since the Audit Date, except as expressly contemplated by this Agreement, Teva and its Subsidiaries taken as a whole have conducted their business only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such business and there has not been (i) any change in the financial condition, properties, assets, business or results of operations of Teva and its Subsidiaries that has had or would be reasonably likely to have a Teva Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Teva or any repurchase, redemption or other acquisition by Teva or any Subsidiary of any securities of Teva other than regular quarterly dividends on shares of Teva Common Stock in the ordinary course (including, in the case of Teva Ordinary Shares, any periodic increase thereon consistent with past practice) or (iii) any change by Teva in accounting principles, practices or methods which is not required or permitted by U.S. GAAP. Since the Audit Date and through the date hereof, except as provided for herein, there has not been any material increase in the compensation payable or that could become payable by Teva or any of its Significant Subsidiaries to officers or key employees or any material amendment of any of the Compensation and Benefit Plans other than increases or amendments in the ordinary course of business consistent with past practice. Except as disclosed in the Teva Reports, since January 1, 2003, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Teva Material Adverse Effect.

(i) Litigation. Except as described in the Teva Reports or as set forth on Schedule 5.2(i) of the Teva Disclosure Schedules, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations, reviews or proceedings pending or, to the knowledge of Teva threatened against Teva or any of its Subsidiaries, except for those that would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect. There are no material SEC inquiries or investigations, other material governmental inquiries or investigations or material internal investigations pending, or to the knowledge of Teva, threatened, in each case regarding any accounting practices of Teva or any of its Subsidiaries or any malfeasance by any director or executive officer of Teva or any of its Subsidiaries.

(j) Employee Benefits.

(i) Teva has made available to Sicor prior to the date hereof a copy of all Compensation and Benefit Plans of Teva and its Significant Subsidiaries other than those that, in the aggregate, are not material to Teva and its Subsidiaries, taken as a whole (the “Teva Compensation and Benefit Plans”), and a copy of each material agreement, policy, practice or arrangement that covers key employees of Teva and its Significant Subsidiaries as a group.

(ii) All Teva Compensation and Benefit Plans, to the extent subject to the ERISA and the Code are in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Law. Each Teva Pension Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification or that would result in costs to Teva or any of its Significant Subsidiaries under the Internal Revenue Service’s Employee Plans Compliance Resolution System. There is no material pending or, to the knowledge of Teva, threatened litigation or other proceeding relating to Teva Compensation and Benefit Plans. Neither Teva nor any of its Significant Subsidiaries has engaged in a transaction with respect to any Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Teva or any of its Significant Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Teva or any of its Significant Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any ERISA Affiliate. Teva and its Significant Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multi-employer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived or extended, other than an extension pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any Teva Pension Plan or by any ERISA Affiliate within the twelve (12) month period ending on the date hereof.

(iv) All contributions required to be made under the terms of any Teva Compensation and Benefit Plan subject to United States law have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in Teva Reports. Neither any Teva Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Teva nor any of its Significant Subsidiaries has provided, or is required to provide, security to any Pension Plan subject to United States law or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Neither Teva nor its Significant Subsidiaries have any material obligations for, or liabilities with respect to, retiree health and life benefits under any Teva Compensation and Benefit Plan subject to United States law, except for benefits required to be provided under Section 4980B of the Code or any other applicable law requiring continuation of health coverage.

(vi) Notwithstanding anything to the contrary contained in this Section 5.2(j), the representations and warranties contained in this Section 5.2(j) shall be deemed to be true and correct unless such failures to be true and correct are reasonably likely to have a Teva Material Adverse Effect.

(vii) Neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Teva Compensation and Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of Teva or any of its Significant Subsidiaries.

(viii) With respect to each Teva Compensation and Benefit Plan not subject to United States law (a “Teva Foreign Benefit Plan”): (i) each Teva Foreign Benefit Plan is in material compliance with applicable Law; (ii) each Teva Foreign Benefit Plan required to be registered with a regulatory agency or authority has been registered and has been maintained in good standing with such agency or authority, and (iii) as of the Effective Time, the fair market value of the assets of each Teva Foreign Benefit Plan is sufficient to provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Teva Foreign Benefit Plan.

(k) Compliance with Laws. The business of Teva and its Subsidiaries is not being conducted in violation of any Laws, including FDA and other Governmental Entity rules, regulations and policies relating to good clinical practices, good manufacturing practices, good laboratory practices, advertising and promotion, pre- and post-marketing adverse drug experience and adverse drug reaction reporting, and all other pre- and post-marketing reporting requirements, as applicable, except for violations that would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect or prevent or materially impair the ability of Teva to consummate the transactions contemplated by this Agreement. Teva is not debarred under the Generic Drug Enforcement Act of 1992 and does not employ or use the services of any individual who is debarred or, to the best of Teva’s knowledge, has engaged in any activity that could lead to debarment. No investigation or review by any Governmental Entity with respect to Teva or any of its Subsidiaries is pending or, to the knowledge of Teva, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, except for those the outcome of which would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect or prevent or materially impair the ability of Teva to consummate the transactions contemplated by this Agreement. Teva and each of its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals from

Governmental Entities necessary to conduct its business as currently conducted, except for those the absence of which would not be reasonably likely to have, either individually or in the aggregate, a Teva Material Adverse Effect or prevent or materially impair the ability of Teva to consummate the transactions contemplated by this Agreement. The provisions of this Section 5.2(k) shall not apply to Environmental Laws which are covered exclusively in Section 5.2(l).

(l) Environmental Matters. Except as set forth on Section 5.2(l) of the Teva Disclosure Schedules and except for such matters that would not, either individually or in the aggregate, be reasonably likely to cause a Teva Material Adverse Effect: (i) the operations of Teva and its Subsidiaries are and have been in compliance with all applicable Environmental Laws; (ii) each of Teva and each of its Subsidiaries possesses and maintains in effect all environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws with respect to the properties and business of Teva and its Subsidiaries; (iii) neither Teva nor any of its Subsidiaries have received any written environmental claim, notice or request for information concerning any violation or alleged violation of any applicable Environmental Law, nor, to Teva’s knowledge, is there any existing factual or legal basis for any such claim, notice or request for information; (iv) neither Teva nor any of its Subsidiaries has any knowledge of a release or threat of release of any Hazardous Substances which could reasonably be expected to result in liability to Teva or any of it Subsidiaries at any of its or its Subsidiaries’ current or former properties or at any other property arising from its or any of its Subsidiaries’ current or former operations; (v) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending relating to compliance by Teva or any of its Subsidiaries with any environmental permits, licenses, authorizations and approvals required under applicable Environmental Laws or liability of Teva or any of its Subsidiaries under any applicable Environmental Law; and (vi) no Lien has been placed upon any of Teva’s or its Subsidiaries’ properties (whether owned, leased or managed) under any Environmental Law.

Notwithstanding any other provision of this Agreement to the contrary (including, but not limited to, Section 5.2(k)), the representations and warranties of Teva in this Section 5.2(l) constitute the sole representations and warranties of Teva with respect to any Environmental Law or Hazardous Substance.

(m) Tax Matters. Teva and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) (A) have timely paid all Taxes that are shown as due on such filed Tax Returns, except with respect to matters contested in good faith and (B) no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (iii) with respect to all Tax material Returns filed by or with respect to any of them have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) as of the date hereof, does not have any deficiency, or any such audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters pending or proposed or threatened in writing.

(n) Labor Matters. Neither Teva nor any of its Subsidiaries is the subject of any material proceeding asserting that Teva or any of its Significant Subsidiaries has committed an unfair labor practice or any other violation of law relating to employee matters, nor since January 1, 2003 has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Teva or any of its Subsidiaries, except for those that, either individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect.

(o) Intellectual Property. Except as described in the Teva Reports or on Section 5.2(o) of the Teva Disclosure Schedules,

(i) Teva or one of its Subsidiaries owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, technology, know-how, computer software programs or applications, databases and tangible or intangible proprietary information or materials that are currently used in its and its Subsidiaries’ businesses (collectively, “Teva Intellectual Property Rights”), except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect.

(ii) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect, (A) the use of Teva Intellectual Property Rights by Teva or its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, copyright of any other Person and (B) there have been no claims made and neither Teva nor any of its Subsidiaries has received written notice of any claim or otherwise knows that any Teva Intellectual Property Right is invalid, or conflicts with the asserted right of any other Person.

(p) Title to Properties. Teva and each of its Subsidiaries has good and valid title to all of its material properties and assets, free and clear of all Liens, except Liens for taxes not yet due and payable and such Liens or other imperfections of title, if any, that, individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect. All leases pursuant to which Teva and each of its Subsidiaries leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of Teva or any of its Subsidiaries or, to the knowledge of Teva, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), that, individually or in the aggregate, are reasonably likely to have a Teva Material Adverse Effect.

(q) Contracts. Neither Teva nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms and conditions of any Contract to which it is a party or by which it is bound in such a manner as, individually or in the aggregate, are reasonably likely to have a Teva Material Adverse Effect. Each Contract to which Teva or any of its Subsidiaries is a party or by which it is bound that has not expired or terminated by its terms is in full force and effect, except where the failure to be in full force and effect is not reasonably likely to have a Teva Material Adverse Effect.

(r) Product Liability. No product liability claims have been asserted in writing against Teva or any of its Subsidiaries or, to the knowledge of Teva, threatened against Teva or any of its Subsidiaries relating to any or their products or product candidates developed, tested, manufactured, marketed, distributed or sold by Teva or any of its Subsidiaries, except for claims that, individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect. There is no Order outstanding against Teva or any of its Subsidiaries relating to product liability claims or assessments.

(s) Insurance. Teva maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its judgment, are reasonable for the business and assets of Teva and its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and Teva and its Subsidiaries are otherwise in compliance with the terms and conditions of such policies and bonds except for failures to so comply that, individually or in the aggregate, are not reasonably likely to have a Teva Material Adverse Effect.

(t) No Business Activities. Merger Sub is not a party to any material agreement and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

(u) No Vote Required. No approval of the stockholders of Teva is required to approve this Agreement and the transactions contemplated hereby. The vote or consent of Teva as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger or the transactions contemplated hereby.

(v) Ownership of Sicor Common Stock. Except pursuant to the Stockholders Agreement, neither Teva, Merger Sub nor any of their respective Subsidiaries or, to the knowledge of Teva, any of their respective affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (i) or (ii), any shares of Sicor Common Stock.

(w) Transactions with Affiliates. Except as disclosed on Section 5.2(w) of the Teva Disclosure Schedules or in the Teva Reports, no present or former affiliate of Teva has, or since December 31, 2001 has had, (i) any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any of the businesses of Teva or any of its Subsidiaries, (ii) has had business dealings or a material financial interest in any transaction with Teva or any of its Subsidiaries (other than compensation and benefits received in the ordinary course of business as an employee or director of Teva or any of its Subsidiaries) or (iii) any material equity interest or any other material financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with Teva or any of its Subsidiaries.

(x) Brokers and Finders. Except for Credit Suisse First Boston LLC and Lehman Brothers Inc., the fees, commissions and expenses of which will be paid by Teva, neither Teva, Merger Sub nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger, this Agreement, the Stockholders Agreement and the other transactions contemplated hereby and thereby.

(y) Opinion of Financial Advisor. Teva has received opinions of Credit Suisse First Boston LLC and Lehman Brothers Inc., dated as of the date hereof, to the effect that, as of such date, the Merger Consideration to be paid to holders of Sicor Common Stock in the Merger is fair from a financial point of view to Teva.

(z) Financial Capability. Teva has the financial capacity to perform and to cause Merger Sub to perform its obligations under this Agreement, and Teva has currently available cash or cash equivalents that, together with committed bank lines of credit, are sufficient to permit Teva to fund the Cash Consideration set forth in Article III and any other amounts payable by Teva or Merger Sub contemplated by this Agreement.

(aa) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.2, neither Teva nor any other Person makes any other express or implied representation or warranty on behalf of Teva or any of its Subsidiaries.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Covenants of Sicor. Sicor covenants and agrees as to itself and its Subsidiaries that, from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent Teva shall otherwise consent in writing, which decision regarding consent shall not be unreasonably withheld or delayed:

(a) Sicor shall conduct its business only in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (i) subject to prudent management of workforce needs and ongoing programs currently in force, preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (ii) maintain and keep material properties and assets in good repair and condition and (iii) maintain in effect all material governmental permits pursuant to which such party or any of its Significant Subsidiaries currently operates;

(b) Sicor shall not (i) amend its certificate of incorporation or by-laws or the comparable governing instruments of any of its Subsidiaries except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement or by the Stockholders Agreement; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries to it or a wholly-owned Subsidiary) or (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than for the purpose of funding or providing benefits under Sicor Stock Plans);

(c) neither Sicor nor any of its Subsidiaries shall issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt or any other property or assets (other than shares of common stock issuable pursuant to options or restricted share units (whether or not vested) outstanding on the date hereof under the Sicor Stock Plans, issuances of additional options or restricted share units or rights to acquire shares of common stock granted pursuant to the terms of the Sicor Stock Plans as in effect on the date hereof in the ordinary and usual course of the operation of such stock plans and issuances of shares of common stock pursuant to options or restricted share units granted after the date hereof pursuant to the Sicor Stock Plans);

(d) neither Sicor nor any of its Subsidiaries shall, other than in the ordinary and usual course of business and other than transactions not in excess of $10,000,000 in the aggregate in any calendar year, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries);

(e) neither Sicor nor any of its Subsidiaries shall, by any means, make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related) for an aggregate purchase price or prices, including the assumption of any debt, in excess of $10,000,000 in the aggregate in any calendar year, except for acquisitions mandated by binding legal commitments existing on the date hereof;

(f) except as disclosed in Schedule 6.1(f) of the Sicor Disclosure Schedules, neither Sicor nor any of its Subsidiaries shall, other than in the ordinary and usual course of business, (i) modify, amend, or terminate any Contract that is material to Sicor and its Subsidiaries taken as a whole, (ii) waive, release, relinquish or assign any such Contract (or any of the material rights of Sicor, or any of its Subsidiaries thereunder), right or claim, or (iii) cancel or forgive any material indebtedness owed to Sicor or any of its Subsidiaries;

(g) Sicor will not (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of such party or any Significant Subsidiary of such party, or (ii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the usual and ordinary course of business;

(h) neither Sicor nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any Compensation and Benefit Plans (other than issuances of additional shares of common stock or options or rights to acquire shares of common stock, granted pursuant to the terms of such party’s stock plans as in effect on the date hereof in the ordinary and usual course of the operation of such stock plans), or increase the salary, wage, bonus or other compensation of any employees except for (i) grants or awards or increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases), (ii) annual reestablishment of Compensation and Benefit Plans and the provision of individual compensation or benefit plans and agreements for newly hired or appointed officers and employees of such party and its Subsidiaries or (iii) actions necessary to satisfy existing contractual obligations under Compensation and Benefit Plans or agreements existing as of the date hereof;

(i) Sicor shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies (or through self insurance) insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by such party and its Subsidiaries in the ordinary course of business consistent with past practice;

(j) except in the ordinary and usual course of business or as may be required by applicable Law and except to the extent required by U.S. GAAP as advised by such party’s regular independent accountants, neither Sicor nor any of its Subsidiaries shall change any accounting principle, practice or method in a manner that is inconsistent with past practice;

(k) Sicor shall not, and shall not permit any of its Subsidiaries to, take any action that could reasonably be expected to result in (a) any representation or warranty of such party set forth in this Agreement that are qualified by materiality becoming untrue, (b) any such representations and warranties that are not so qualified becoming untrue in any material respect, (c) any of the conditions to the Merger set forth in Article VIII not being satisfied or (d) otherwise prevent or materially impair or delay the ability of such party to consummate the transactions contemplated by this Agreement;

(l) Sicor and each of its Subsidiaries shall (i) file all material Tax Returns required to be filed with any taxing authority in accordance with all applicable laws, (ii) timely pay all taxes due and payable as shown in the respective Tax Returns that are so filed and, as of the time of filing, the Tax Returns will be based on tax positions that have substantial support, and (iii) promptly notify Teva of any action, suit, proceeding, investigation, audit or claim initiated or pending against or with respect to Sicor or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of a determination or decision that would reasonably be expected to have a Material Adverse Effect on the Tax liabilities or other Tax attributes of Sicor or its Subsidiaries;

(m) neither Sicor nor any of its Subsidiaries shall make any Tax election or settle or compromise any income tax liability without the prior written consent of Teva, which shall not be unreasonably withheld;

(n) Sicor shall not redeem the Rights outstanding under the Stockholders Rights Plan, or amend, modify or terminate the Stockholders Rights Plan or render it inapplicable to (or otherwise exempt from the application of the Stockholders Rights Plan) any Person or action, other than to render the Rights inapplicable to the execution, delivery and performance of this Agreement, the Stockholders Agreement and the Merger; provided that the foregoing shall not apply to any such actions that are taken in connection with entering into an Acquisition Proposal to the extent permitted by Section 7.2;

(o) neither Sicor nor any of its Subsidiaries will enter into any Contract that purports to limit or prohibit in any respect Sicor or any of its Subsidiaries (A) from competing with any other Person, (B) from acquiring any product or other asset or any services from any other Person, (C) from developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other Person or (D) from transacting business or dealing in any other manner with any other Person, except such a Contract (i) entered into in the ordinary course of business, (ii) that is able to be terminated by Sicor or its Subsidiaries without penalty, or otherwise expires on its terms, within two years of the date thereof, and (iii) that does not bind any affiliates of Sicor (other than its Subsidiaries); and

(p) neither Sicor nor any of its Subsidiaries will authorize or enter into an agreement to do anything prohibited by the foregoing.

6.2 Covenants of Teva. Teva covenants and agrees as to itself and its Subsidiaries (as applicable) that, from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, except as described in Schedule 6.2 of the Teva Disclosure Schedules, as required by Law or to the extent Sicor shall otherwise consent in writing, which decision regarding consent shall be made as soon as reasonably practicable:

(a) Teva shall conduct its business only in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (i) subject to prudent management of workforce needs and ongoing programs currently in force, preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (ii) maintain and keep material properties and assets in good repair and condition and (iii) maintain in effect all material governmental permits pursuant to which such party or any of its Significant Subsidiaries currently operates;

(b) Teva shall not (i) amend its Memorandum or Articles of Association or the comparable governing instruments of any of its Subsidiaries except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement; (ii) split, combine or reclassify its outstanding shares of capital stock without adjusting the Merger Consideration pursuant to Section 3.4; (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries to it or a wholly-owned Subsidiary and other than the declaration and payment of regular quarterly dividends consistent with past practice) or (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than for the purpose of funding or providing benefits under the Teva Stock Plans);

(c) Teva will not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of such party or any of its Significant Subsidiaries;

(d) Teva shall not, nor shall it permit any of its Subsidiaries to, take any action that could reasonably be expected to result in (a) any representation or warranty of such party set forth in this Agreement that are qualified by materiality becoming untrue, (b) any such representations and warranties that are not so qualified becoming untrue in any material respect, (c) any of the conditions to the Merger set forth in Article VIII not being satisfied or (d) otherwise prevent or materially impair or delay the ability of such party to consummate the transactions contemplated by this Agreement; and

(e) Neither Teva nor any of its Subsidiaries will authorize or enter into an agreement to do anything prohibited by the foregoing.

6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Teva, directly or indirectly, the right to control or direct Sicor’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give Sicor, directly or indirectly, the right to control or direct Teva’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Sicor and Teva shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access. Teva and Sicor agree that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers, to its properties, books, contracts and records and, during such period, each shall (and each shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party; provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Sicor, Teva or Merger Sub in this Agreement. All requests for information made pursuant to this Section 7.1 shall be directed to an executive officer of Teva or Sicor, as applicable, or its financial advisors or such other Person as may be designated by either of its executive officers. All such information shall be governed by the terms of the Confidentiality Agreement.

7.2 Acquisition Proposals. Sicor shall not, nor shall it permit or authorize any of its Subsidiaries or any officer, director, employee, agent or representative (including accountants, attorneys and investment bankers) of Sicor or any of its Subsidiaries to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing confidential information) any inquiries or the making of any proposal or offer, with respect to (i) any merger, reorganization, share exchange, business combination, recapitalization, consolidation, liquidation, dissolution or similar transaction involving Sicor or any of its Significant Subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, transfer or purchase of the assets or equity securities of Sicor or any of its Subsidiaries, in each case comprising 15% or more in value of Sicor and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions or (iii) any purchase or sale of, or tender offer or exchange offer for, fifteen percent (15%) or more of the outstanding shares of Sicor Common Stock (any such proposal or offer (other than a proposal or offer by Teva) being hereinafter referred to as an “Acquisition Proposal”). Sicor shall not, nor shall it permit or authorize any of its Subsidiaries or any officer, director, employee, agent or representative (including accountants, attorneys and investment bankers) of Sicor or any of its Subsidiaries to, directly or indirectly, (a) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions (other than discussions that only refer to this Section and Sicor’s agreement not to engage in further discussions) with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement or accept an Acquisition Proposal, (b) withdraw or modify, or propose to withdraw or modify, its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Merger, (c) approve, recommend, endorse or resolve to approve, recommend or endorse an Acquisition Proposal or (d) enter into any letter of intent or similar document contemplating, or enter into any agreement (other than a confidentiality agreement entered into in accordance with clause (A) below or a joint defense agreement with a party that has entered into such a confidentiality agreement) with respect to, an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of Sicor or its representatives (including accountants, attorneys and investment bankers) from (A) furnishing information to a third party in response to an unsolicited bona fide written Acquisition Proposal by such third party pursuant to a confidentiality agreement which may include changes necessary in order to allow Sicor to be able to comply with this Agreement but with terms and conditions similar to the Confidentiality Agreement (provided that such confidentiality agreement may not include any provision granting any such Person or group an exclusive right to negotiate with Sicor), concerning Sicor and its business, properties or assets, (B) engaging in discussions or negotiations with such third party, (C) following receipt of a bona fide unsolicited written Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, (D) following receipt of a bona fide unsolicited written Acquisition Proposal, recommending such an Acquisition Proposal to its stockholders or adopting an agreement relating to such Acquisition Proposal, (E) following receipt of a bona fide unsolicited written Acquisition Proposal, failing to make or withdrawing or modifying its recommendation or declaration of advisability of the Merger or adoption of this Agreement, (F) taking any non-appealable, final action ordered to be taken by Sicor by any court of competent jurisdiction and/or (G) making any disclosure or filing, in its reasonable judgment after receiving advice from outside counsel, that is required by Law (including, without limitation, the DGCL and the rules and regulations promulgated under the federal securities laws), stock exchange rules or the rules, regulations, order or request of any Governmental Entity (including the SEC), but in each case referred to in the foregoing clauses (A) through (E) only if (i) the Sicor Requisite Vote has not been obtained, (ii) if such third party has submitted a Superior Proposal which is pending at the time Sicor determines to take such action or, in the cases of action pursuant to clauses (A) and (B), the Board of Directors of Sicor shall have concluded in good faith that such bona fide Acquisition Proposal would reasonably be expected to constitute or result in a Superior Proposal, and (iii) the Sicor Board of Directors determines in good faith, after consultation with outside counsel, that a failure to take such action would be inconsistent with the discharge of the Sicor Board of Director’s fiduciary duties to the Sicor stockholders under Delaware Law; provided, further, that the Board of Directors of Sicor shall not take any of the foregoing actions referred to in clauses (D) and (E) above, until at least three (3) calendar days shall have passed following Teva’s receipt of written notice from Sicor advising Teva that the Sicor Board of Directors has received such a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, and Teva does not make an offer that the Sicor Board of Directors shall have concluded in its good faith judgment, after consultation with its financial advisors and outside counsel, is as favorable (taking into account the termination fee payable hereunder) to Sicor’s stockholders as such Superior Proposal.

Sicor will promptly (and in any event within one business day) notify Teva in writing, of the existence of any material proposal, material discussion, material negotiation or material inquiry received by Sicor with respect to any Acquisition Proposal, and Sicor will immediately communicate to Teva the material terms of any proposal, discussion, negotiation or inquiry which it may receive and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation. Sicor will promptly provide to Teva any non-public material information concerning Sicor provided to any other Person that was not previously provided to Teva on the same day as the providing of any such information to any other Person. Sicor will keep Teva reasonably informed of the status and details of any such Acquisition Proposal (including modifications or proposed modifications thereto).

Without prejudice to any actions permitted to be taken by Sicor pursuant to the first paragraph of this Section 7.2, Sicor agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. In addition, Sicor shall promptly request that each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Sicor in accordance with such confidentiality agreement. Sicor shall not release any third party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which Sicor is a party. Sicor agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken by Sicor in this Section 7.2.

Nothing in this Section 7.2 shall (x) permit Sicor to terminate this Agreement (except as specifically provided in Article IX hereof) or (y) affect any other obligation of Sicor under this Agreement. Notwithstanding anything to the contrary contained in this Section 7.2 or elsewhere in this Agreement, prior to the Effective Time, Sicor may, in connection with a possible Acquisition Proposal, refer any third party to this Section 7.2 and Section 9.5(b) and make a copy of this Section 7.2 and Section 9.5(b) available to a third party.

“Superior Proposal” means an Acquisition Proposal to acquire, directly or indirectly, for consideration consisting solely of cash and/or marketable securities, 30% or more of the Sicor Common Stock then outstanding or 40% or more of the assets of Sicor and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, and otherwise on terms which the Sicor Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal, (i) to be more favorable to the Company’s stockholders than the Merger (after considering the views of the Company’s independent financial advisor with respect to the value of the consideration provided for in such proposal as it compares to the value of the consideration provided for in the Merger) and (ii) which, in the good faith reasonable judgment of the Sicor Board of Directors, is reasonably capable of being consummated without undue delay.

7.3 Sicor Stockholders Meeting. Subject to the fiduciary duties of Sicor’s Board of Directors under applicable Law and its rights and obligations under Section 7.2, in each case as determined by the Board of Directors of Sicor, Sicor will take, in accordance with applicable Law and its certificate of incorporation, as amended, and by-laws, all action necessary to convene a meeting of holders of shares of Sicor Common Stock as promptly as practicable after the Proxy Statement/Prospectus is mailed to its stockholders to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. Subject to fiduciary obligations under applicable Law and its rights and obligations under Section 7.2 in each case as determined by the Board of Directors of Sicor in accordance with this Agreement, Sicor’s Board of Directors shall recommend such approval and take all lawful action to solicit such approval. Notwithstanding any change or withdrawal of Sicor’s recommendation or declaration of advisability of the Merger and adoption of this Agreement pursuant to Section 7.2, this Agreement shall be submitted to the Sicor stockholders at a meeting of holders of shares of Sicor Common Stock in accordance with this Section 7.3 to consider and vote upon the approval of this Agreement and the transactions contemplated hereby.

7.4 Filings; Other Actions; Notification. (a) Each party hereto shall file or cause to be filed with (i) the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act and (ii) the appropriate Governmental Entity each of the Foreign Antitrust Filings, in each case in accordance with the applicable rules and regulations promulgated under the relevant Law, with respect to the transactions contemplated hereby and by the Stockholders Agreement. Each party hereto will use all commercially reasonable efforts to make such filings in a timely manner and to respond on a timely basis to any requests for additional information made by any such agency.

(b) Sicor and Teva shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) all commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby and by the Stockholders Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all Sicor Required Statutory Approvals or Teva Required Statutory Approvals, as the case may be, and all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party in order to consummate the Merger or any of the other transactions contemplated hereby and by the Stockholders Agreement. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, Teva and Sicor shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to Teva or Sicor, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby and by the Stockholders Agreement. In exercising the foregoing right, each of Sicor and Teva shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the preservation of any applicable attorney-client privilege, Sicor and Teva each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of Teva, Sicor or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby and by the Stockholders Agreement.

(d) Subject to any confidentiality obligations and the preservation of any attorney-client privilege, Sicor and Teva each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby and by the Stockholders Agreement, including promptly furnishing the other with copies of notices or other communications received by Teva or Sicor, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby and by the Stockholders Agreement.

(e) Subject to the fiduciary duties of Sicor’s Board of Directors under the DGCL and its rights and obligations under Section 7.2, in each case as determined by the Board of Directors of Sicor, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Teva, Merger Sub and Sicor shall cooperate in all respects with each other and use all of their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the covenants of the parties contained in paragraph (a)-(e) of this Section 7.4, if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law (as defined below) or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable Governmental Entity challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Teva, Merger Sub and Sicor shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including, without limitation, selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided, that, in no event shall any of Teva, Merger Sub and Sicor be required to take any action, that, individually or together with any other such actions, would reasonably be expected to have either a Sicor Material Adverse Effect or a Teva Material Adverse Effect (each defined, for purposes of this Section 7.4(f) to include prospects of Teva and its Subsidiaries or Sicor and its Subsidiaries, as applicable). Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or could reasonably be expected to delay the consummation of the transactions contemplated hereby beyond the period, including any extension as therein provided, contemplated by Section 9.2(a) of this Agreement. “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

7.5 Proxy Statement/Prospectus; F-4 Registration Statement. (a) As promptly as practicable after the execution and delivery of this Agreement, Teva and Sicor shall prepare and file with the SEC the Proxy Statement/Prospectus, and Teva shall prepare and file with the SEC the F-4 Registration Statement (in which the Proxy Statement/Prospectus shall be included) covering the Teva ADSs to be issued in the Merger. Each of Teva and Sicor shall use all commercially reasonable efforts to cause such F-4 Registration Statement to become effective under the Securities Act as soon practicable after the date of such filing and to keep the F-4 Registration Statement effective as long as is necessary to consummate the Merger. The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of Sicor in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board of Directors of Sicor shall have withdrawn or modified its approval or recommendation as permitted by Section 7.2. Each of Teva and Sicor shall use all commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the holders of Sicor Common Stock as promptly as practicable after the F-4 Registration Statement becomes effective. Teva and Sicor shall promptly provide to each other (i) notice of any oral comments to the Proxy Statement/Prospectus or the F-4 Registration Statement received from the SEC and (ii) copies of any written comments to the Proxy Statement/Prospectus and the F-4 Registration Statement received from the SEC, and in each case shall consult with each other in connection with the preparation of written responses to such comments.

(b) Teva shall make, and Sicor shall cooperate in, all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and all applicable Israeli securities laws and regulation and United States state securities and “blue sky” laws. Each party shall advise the other, promptly after receipt of notice thereof, of the time of the effectiveness of the F-4 Registration Statement, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Teva ADSs issuable in connection with the Merger for offering or sale in any jurisdiction, or of any SEC request for an amendment to the Proxy Statement/Prospectus or the F-4 Registration Statement, SEC comments thereon and each party’s responses thereto or SEC requests for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the F-4 Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld or delayed. If, at any time prior to the Effective Time, Teva or Sicor should discover any information relating to either party, or any of their respective Affiliates, directors or officers, that should be set forth in an amendment or supplement to the F-4 Registration Statement or the Proxy Statement/Prospectus, so that the documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Teva and Sicor.

7.6 Accountants’ Comfort Letters. (a) Teva shall use all commercially reasonable efforts to cause to be delivered to Sicor two letters from Teva’s independent public accountants, one dated approximately the date on which the F-4 Registration Statement covering the Teva ADSs to be issued in the Merger shall become effective and one dated the Closing Date, each addressed to Sicor and Teva, in form reasonably satisfactory to Sicor and customary in scope for comfort letters delivered by independent public accountants in connection with similar Registration Statements.

(b) Sicor shall use all commercially reasonable efforts to cause to be delivered to Teva two letters from Sicor’s independent public accountants, one dated approximately the date on which the F-4 Registration Statement covering the Teva ADSs to be issued in the Merger shall become effective and one dated the Closing Date, each addressed to Teva and Sicor, in form reasonably satisfactory to Teva and customary in scope for comfort letters delivered by independent public accountants in connection with similar Registration Statements.

7.7 Stock Exchange Listing. Teva shall use all commercially reasonable efforts to cause the Teva ADSs to be issued in connection with the Merger and the Teva ADSs to be reserved for issuance upon exercise of the assumed Sicor Stock Options to be approved for quotation on the Nasdaq National Market System subject to official notice of issuance.

7.8 Affiliate Letters. Sicor has delivered to Teva a letter identifying all Persons who, in the judgment of Sicor, may be deemed, at the time this Agreement is submitted for adoption by the stockholders of Sicor, affiliates of Sicor under Rule 145 of the Securities Act. Sicor shall promptly update such list as necessary to reflect any changes from the date thereof. Sicor shall use all commercially reasonable efforts to obtain a written agreement from each Person referred to in Section 3.5 as soon as practicable and, in any event, at least ten (10) days prior to the Effective Time, substantially in the form of Exhibit A hereto.

7.9 Resale Registration Statement. Teva shall use all commercially reasonable efforts to cause a registration statement on Form F-3 or any successor form or, if Form F-3 or any successor form is not then available, to effect a registration of all of the Teva ADSs acquired by Persons who may be deemed to be affiliates of Sicor under Rule 145 of the Securities Act (“Affiliate Stock”), or otherwise to include such Affiliate Stock on the F-4 Registration Statement (the “Resale Registration Statement”) covering all shares of Affiliate Stock, to be filed with the SEC as soon as practicable following the execution of this Agreement and to cause such Registration Statement to become effective prior to or at the Effective Time. Teva shall use all commercially reasonable efforts to keep the Resale Registration Statement effective until the earlier of (a) the date which is two (2) years after the Effective Time, (b) the date on which all persons who may be deemed to be affiliates of Sicor under Rule 145 of the Securities Act no longer hold any shares of Affiliate Stock and (3) the date such shares of Affiliate Stock may be sold within any three month period pursuant to Rule 145.

7.10 Stock Exchange De-listing. The Surviving Corporation shall use all commercially reasonable efforts to cause the shares of Sicor Common Stock to be removed from listing on the Nasdaq National Market System and de-registered under the Exchange Act as soon as practicable following the Effective Time.

7.11 Publicity. The initial press release shall be a joint press release and thereafter Sicor and Teva each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby and by the Stockholders Agreement and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or national market system.

7.12 Benefits and Other Employee Matters.

(a) Employee Benefits. Teva agrees that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the current and former employees of Sicor and its Subsidiaries who are receiving benefits under the Sicor Compensation and Benefit Plans (“Affected Employees”) will continue to be provided with benefits under employee benefit plans that are the same or substantially comparable in the aggregate to either (i) those currently provided by Sicor and its Subsidiaries to such employees as of the Closing Date or (ii) those provided by Teva and its Subsidiaries to similarly situated employees from time to time during such two (2) year period. Following the Effective Time, Teva shall cause service by Affected Employees of Sicor and its Subsidiaries (and any predecessor entities) to be taken into account for purposes of eligibility to participate, eligibility to commence benefits, vesting and, solely for purposes of severance and vacation benefits, benefit accruals (except to the extent such treatment would result in duplicative accrual of benefits for the same period of service) under the Compensation and Benefit Plans or any other benefit plans of Teva or its Subsidiaries in which such employees participate.

From and after the Effective Time, Teva shall, with respect to Affected Employees entitled to participate in Compensation and Benefit Plans subject to United States law, (i) cause to be waived any pre-existing condition limitations under welfare benefit plans, policies or practices of Teva or its Subsidiaries in which employees of Sicor or its Subsidiaries participate and (ii) cause to be credited any deductibles and out-of-pocket expenses incurred by such employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in the benefit plans provided by Teva and its Subsidiaries.

Teva shall, and shall cause the Surviving Corporation to, honor all employee benefit obligations to current and former employees and directors under the Sicor Compensation and Benefit Plans. Teva shall cause the Surviving Corporation to assume in writing the obligations under the employment agreements and change of control agreements to which Sicor is a party at the Effective Time as required by such agreements.

Teva agrees that the transactions contemplated by this Agreement meet the definition of, and shall constitute, a “change in control” under each Sicor Compensation and Benefit Plan listed in Section 5.1(h)(i)(B) of Sicor Disclosure Schedules.

(b) Employees. It is the present intention of Teva and Sicor that following the Effective Time, there will be no significant involuntary reductions in workforce at the Surviving Corporation or its Subsidiaries; provided, however, that if any significant reductions in workforce in respect of employees of the Surviving Corporation and its Subsidiaries become necessary, they shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, to be determined by Teva in its reasonable discretion. Any employee whose employment is terminated or job is eliminated by Teva, the Surviving Corporation or any of their respective

Subsidiaries shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Teva, the Surviving Corporation or any of their respective Subsidiaries at such employee’s local level. Any workforce reductions carried out following the Effective Time by Teva or the Surviving Corporation and their respective Subsidiaries shall be done in all material respects in accordance with all applicable collective bargaining agreements, and all Laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local Law.

7.13 Indemnification; Directors’ and Officers’ Insurance. (a) Teva shall indemnify and hold harmless (i) to the fullest extent permitted under applicable Law and (ii) without limitation of clause (i), as required pursuant to the existing indemnity agreements of Sicor (and Teva also shall advance attorneys’ fees and expenses as incurred (x) to the fullest extent permitted under applicable Law and (y) without limitation of clause (x), as required pursuant to the existing indemnity agreements of Sicor, provided, if and only to the extent required by the DGCL and such existing indemnity agreements, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of Sicor and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated hereby.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.13, upon receiving written notification of any such claim, action, suit, proceeding or investigation, shall promptly notify Teva thereof, but the failure to so notify shall not relieve Teva of any liability it may have to such Indemnified Party except if, and only to the extent that, such failure materially and irreversibly prejudices Teva. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Teva shall pay the fees and expenses of counsel selected by the Indemnified Party, promptly after statements therefor are received, and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, (ii) Teva will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law shall be made by independent counsel mutually acceptable to Teva and the Indemnified Party; provided, however, that (A) Teva shall be obligated pursuant to this Section 7.13(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between the positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties, in which case each Indemnified Party with a conflicting position on a significant issue shall be entitled to retain separate counsel mutually satisfactory to Teva and such Indemnified Party, (B) the Indemnified Parties shall cooperate in the defense of any such matter and (C) Teva shall not be liable for any settlement effected without its prior written consent (which consent may not be unreasonably withheld or delayed).

(c) As of the Effective Time, Teva or Merger Sub shall have purchased directors’ and officers’ liability insurance coverage for Sicor’s directors and officers for a period of six (6) years after the Effective Time which provides runoff coverage on the same terms and conditions as that currently provided by Sicor for its directors and officers (as disclosed to Teva prior to the date hereof) but broadened to include entity securities coverage, in an amount of $50 million; provided, that Teva or Merger Sub shall not be required to pay an aggregate premium in excess of $6 million; and, provided, further, that if Teva or Merger Sub has not purchased such limits of insurance at such cost by the 30th day before the Effective Time, Sicor will purchase as much coverage as is available for such amount.

(d) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall include provisions for exculpation of director and officer liability and indemnification on the same basis as set forth in Sicor’s certificate of incorporation and by-laws in effect on the date hereof. For six (6) years after the Effective Time,

Teva shall cause the Surviving Corporation to maintain in effect the provisions in its Certificate of Incorporation providing for indemnification of Indemnified Parties, with respect to facts and circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under the DGCL, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would increase the scope of the Indemnified Parties’ indemnification rights thereunder.

(e) If Teva or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Teva or the Surviving Corporation, as the case may be, shall assume all of the obligations of Teva and the Surviving Corporation set forth in this Section 7.13.

(f) The rights of each Indemnified Party under this Section 7.13 shall be in addition to any right such Person might have under the certificate of incorporation or by-laws of Sicor or any of its Subsidiaries, or under applicable Law (including the DGCL) or under any agreement of any Indemnified Party with Sicor or any of its Subsidiaries. The provisions of this Section 7.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

7.14 Expenses. Subject to Section 9.5(b) and (c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense, except that each of Sicor and Teva shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement/Prospectus (including any SEC filing fees).

7.15 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby or by the Stockholders Agreement, each of Teva, Sicor and Merger Sub and their respective Board of Directors, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. “Takeover Statute” shall mean any restrictive provision of any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover Law, including Section 203 of the DGCL.

7.16 Teva Vote. Teva shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Sicor Common Stock and any shares of capital stock of Merger Sub beneficially owned by it or any of its affiliates (as such term is defined under the Exchange Act) or with respect to which it or any of such affiliates has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the approval of this Agreement and the transactions contemplated hereby at any meeting of stockholders of Sicor or Merger Sub, respectively, at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either Sicor or Merger Sub by consent in lieu of a meeting).

7.17 Section 16 Matters. Prior to the Effective Time, Teva and Sicor shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Sicor Common Stock or acquisitions of Teva ADSs (including derivative securities with respect to such shares of Sicor Common Stock or Teva ADSs) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Sicor to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.18 Corporate Governance.

(a) Director. Within the thirty (30) day period following the Effective Time, Teva shall use all commercially reasonable efforts to cause the Teva Board of Directors, subject to applicable Law, to duly appoint the individual listed on Schedule 7.18(a) as a member of the class of directors of Teva set forth opposite such individual’s name on Schedule 7.18(a).

(b) Case. In the event that Sicor has not settled Terry Klein, Derivatively on behalf of SICOR Inc., vs. Carlo Salvi, Rakepoll Finance N.V, Karbona Industries Ltd., Bio-Rakepoll N.V., Michael Cannon, and SICOR Inc. (the “Case”) by the Effective Time, Teva agrees to consult with Pillsbury Winthrop LLP for purposes of determining appropriate actions with respect to litigating or settling the Case or any similar claim.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Sicor Requisite Vote shall have been obtained.

(b) HSR. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) Other Regulatory Consents. The Teva Required Statutory Approvals and Sicor Required Statutory Approvals shall have been obtained at or prior to the Effective Time, such approvals shall have become Final Orders (as hereinafter defined), and no Final Order shall impose terms or conditions that would have, or would be reasonably likely to have a Teva Material Adverse Effect or Sicor Material Adverse Effect on Teva or Sicor (together with the Subsidiaries of Teva and Sicor, respectively) taken as a whole, respectively. A “Final Order” means action by the relevant regulatory authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law, regulation or order have been satisfied.

(d) Injunction. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits consummation of the Merger and the transactions contemplated hereby (collectively, an “Order”); provided, however, that prior to invoking this condition each party agrees to comply with Section 7.4.

(e) F-4 Registration Statement. The F-4 Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the F-4 Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC, and all Israeli, United States state securities and “blue sky” authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect.

8.2 Conditions to Obligations of Teva and Merger Sub. The obligations of Teva and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Teva at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Sicor set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date in the same manner as specified above), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Sicor Material Adverse Effect; provided, that for purposes of determining whether the condition in this Section 8.2(a) is satisfied, “Sicor Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored, and Teva shall have received a certificate signed on behalf of Sicor by the chief executive officer and the chief financial officer of Sicor to such effect.

(b) Performance of Obligations of Sicor. Sicor shall have performed in all material respects at or prior to the Closing Date all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Teva shall have received a certificate signed on behalf of Sicor by the chief executive officer and the chief financial officer of Sicor to such effect.

(c) No Material Adverse Change. Sicor and its Subsidiaries shall not have suffered from the date hereof any change or other event that, individually or in the aggregate, would reasonably be expected to have a Sicor Material Adverse Effect.

8.3 Conditions to Obligation of Sicor. The obligation of Sicor to effect the Merger is also subject to the satisfaction or waiver by Sicor at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Teva and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date in the same manner as specified above), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Teva Material Adverse Effect; provided, that for purposes of determining whether the condition in this Section 8.3(a) is satisfied, “Teva Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored, and Sicor shall have received a certificate signed on behalf of Teva and Merger Sub by the chief executive officer and the chief financial officer of each of Teva and Merger Sub to such effect.

(b) Performance of Obligations of Teva and Merger Sub. Each of Teva and Merger Sub shall have performed in all material respects all material obligations required to be performed by it under the Agreement at or prior to the Closing Date, and Sicor shall have received a certificate signed on behalf of Teva and Merger Sub by the chief executive officer and the chief financial officer of each of Teva and Merger Sub to such effect.

(c) No Material Adverse Change. Teva and its Subsidiaries shall not have suffered from the date hereof any change or other event that, individually or in the aggregate, would reasonably be expected to have a Teva Material Adverse Effect.

(d) Stock Exchange Listing. The Teva ADSs to be issued in connection with the Merger and the Teva ADSs reserved for issuance upon exercise of the assumed Sicor Options shall have been approved for quotation on the Nasdaq National Market System, subject to official notice of issuance.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Sicor Requisite Vote, by mutual written consent of Sicor and Teva by action of their respective Boards of Directors.

9.2 Termination by Either Teva or Sicor. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Teva or Sicor if

(a) the Merger shall not have been consummated by April 30, 2004, whether such date is before or after the date of receipt of the Sicor Requisite Vote (the “Termination Date”), provided that the Termination Date shall be automatically extended for six (6) months if, on the Termination Date any of the conditions set forth in Section 8.1(b) or (c) shall not have been satisfied or waived but (i) each of the other conditions to the consummation of the Merger set forth in Article VIII has been satisfied or waived or remains capable of satisfaction, and (ii) any approvals required by Section 8.1(b) or (c) that have not yet been obtained are being pursued diligently and in good faith; provided, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the occurrence of the failure of the Merger to be consummated;

(b) the Sicor Requisite Vote shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable after such party has used all commercially reasonable efforts to have such Order removed, repealed or overturned (whether before or after the receipt of the Sicor Requisite Vote).

9.3 Termination by Sicor. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Sicor at any time prior to (a) receipt of the Sicor Requisite Vote, if the Board of Directors of Sicor shall take any action contemplated by clause (D) or (E) of Section 7.2; provided, however, that (i) Sicor complies with Section 7.2 and (ii) the termination pursuant to this Section 9.3(a) shall not be effective unless Sicor shall at or prior to the time of such termination make the payment required by Section 9.5(b), or (b) the Effective Time, whether before or after receipt of the Sicor Requisite Vote, if there has been a material breach by Teva or Merger Sub of any material representation, warranty, covenant or agreement contained in this Agreement such that the condition in Section 8.3(a) or Section 8.3(b), as the case may be, would not be satisfied and that is not curable or, if curable, is not cured within twenty (20) days after written notice of such breach is given by Sicor to the party committing such breach.

9.4 Termination by Teva. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Teva at any time prior to the Effective Time if (a) the Board of Directors of Sicor takes any action contemplated by clause (D) or (E) of Section 7.2, (b) the Board of Directors of Sicor shall have withdrawn or materially and adversely modified its adoption of this Agreement or its recommendation that the stockholders of Sicor approve this Agreement (it being understood, however, that for all purposes of this Agreement, and without limitation, the fact that Sicor, in compliance with this Agreement, has supplied any Person with information regarding Sicor or has entered into discussions or negotiations with such Person as permitted by this Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of Sicor’s Board of Directors’ recommendation of the Merger or this Agreement), (c) a tender offer or exchange offer that, if successful, would result in any Person or “group” becoming a “beneficial owner” (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of thirty percent (30%) or more of the outstanding shares of Sicor Common Stock is commenced (other than by Teva or an affiliate of Teva) and the Board of Directors of Sicor recommends that the stockholders of Sicor tender their shares in such tender or exchange offer, (d) for any reason Sicor fails to call or hold the Sicor stockholders meeting contemplated under Section 7.3 within six months of the date hereof (provided that if the F-4 Registration Statement shall not have become effective for purposes of the Securities Act by the date that is twenty (20) business days (counting, for purposes of this clause (d), days that are not business days in Tel Aviv but are business days in New York) prior to the date that is five months from the date hereof, then such date shall be extended by such number of days equal to the date from the end of such five-month period until the effective date of such F-4 Registration Statement); provided, that Teva’s right to terminate this Agreement pursuant to this clause (d) shall not be available to Teva if it has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the occurrence of the failure of the Sicor stockholders meeting to be called or held, or (e) there has been a material breach by Sicor of any material representation, warranty, covenant or agreement contained in this Agreement such that the condition in Section 8.2(a) or Section 8.2(b), as the case may be, would not be satisfied and that is not curable or, if curable, is not cured within twenty (20) days after written notice of such breach is given by Teva to Sicor.

9.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than as set forth in Section 10.1)

shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

(b) In the event that this Agreement is terminated (A) by either party pursuant to Section 9.2(b), provided that at the time of the meeting referred to in Section 9.2(b) an Acquisition Proposal or other announcement of any intention with respect to an Acquisition Proposal shall have been made (even if such Acquisition Proposal had been rejected or withdrawn), (B) by Sicor pursuant to Section 9.3(a), or (C) by Teva pursuant to Section 9.4(a), (b), (c) or (d), then, in each case of clauses (A)—(C), (X) Sicor shall promptly, but in no event later than two (2) business days after the date of such termination, pay Teva a fee in the amount of $5 million to reimburse it for expenses incurred in connection with this Agreement and the transactions contemplated hereby (which expenses need not be documented) and (Y) if, within twelve (12) months after any such termination Sicor enters into a definitive agreement with respect to or consummates a transaction contemplated by an Acquisition Proposal, then Sicor shall promptly, but in no event later than two (2) business days after the date of such entering into a definitive agreement or of such consummation, as applicable, pay Teva a termination fee (as liquidated damages) of $120 million (which includes charges and expenses incurred by Teva or Merger Sub in connection with this Agreement and the transactions contemplated hereby). Any such payment shall be made by wire transfer of same day funds to an account previously designated in writing by Teva to Sicor.

(c) The parties acknowledge that the agreement contained in Section 9.5(b) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement Teva would not have entered into this Agreement; accordingly, if Sicor fails to promptly pay any amounts due pursuant to Section 9.5(b), and in order to obtain such payment Teva commences a suit which results in a judgment against Sicor for payment of all or a portion of a termination fee, Sicor shall pay to Teva its costs and expenses (including its reasonable attorneys’ fees) incurred in connection with such suit, together with interest from the date such payment was due on the amounts owed at the prime rate in effect from time to time and quoted in The Wall Street Journal during such period. The payment of such termination fee pursuant to this Section 9.5 shall be the sole and exclusive remedy of Teva with respect to the facts and circumstances giving rise to such payment obligation (or facts and circumstances which would have given rise to such payment but for a breach of this Agreement by Teva).

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the agreements of Sicor, Teva and Merger Sub contained in Sections 7.10 (Stock Exchange De-listing), 7.12 (Benefits and Other Employee Matters), 7.13 (Indemnification; Directors’ and Officers’ Insurance) and 7.14 (Expenses) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger. This Article X, the agreements of Sicor, Teva and Merger Sub contained in Section 7.14 (Expenses), Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

10.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by action of their respective boards of directors by written agreement executed and delivered by duly authorized officers of the respective parties.

10.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5 GOVERNING LAW AND VENUE. PURSUANT TO SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK, THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York in each case in the borough of Manhattan solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a State of New York or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile (upon receipt of electronic or telephonic confirmation of successful transmission):

if to Teva or Merger Sub,

Teva Pharmaceutical Industries Limited

5 Basel Street

Petach Tikva 49131

Israel

Attention: Chief Executive Officer

Telephone: 011 972 3 926 7267

Facsimile: 011 972 3 924 6026

with copies to

Teva Pharmaceutical Industries Limited

5 Basel Street

Petach Tikva 49131

Israel

Attention: General Counsel

Telephone: 011 972 3 926 7267

Facsimile: 011 972 3 926 7429

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454

Attention: General Counsel

Telephone: (215) 591-3000

Facsimile: (215) 591-8813

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Attention: Peter H. Jakes, Esq.

Telephone: (212) 728-8000

Facsimile: (212) 728-8111

if to Sicor,

SICOR Inc.

19 Hughes

Irvine, CA 92618

Attention: Chief Executive Officer

Telephone: (949) 455-4700

Facsimile: (949) 455-4744

with a copy to

Pillsbury Winthrop LLP

50 Fremont Street

San Francisco, California 94105

Attention: Thomas E. Sparks, Jr., Esq.

Telephone: (415) 983-1000

Facsimile: (415) 983-1200

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

10.7 Entire Agreement; NO OTHER REPRESENTATIONS. This Agreement (including any exhibits hereto), Sicor Disclosure Schedules, the Teva Disclosure Schedules and the Confidentiality and Standstill Agreement, dated June 19, 2003, between Teva and Sicor, as amended (the “Confidentiality Agreement”), constitute the entire agreement by and among the parties hereto, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER TEVA AND MERGER SUB NOR SICOR MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

10.8 No Third-Party Beneficiaries. Other than with respect to the matters set forth in Section 7.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.9 Obligations of Teva and of Sicor. Except as otherwise specifically provided herein, whenever this Agreement requires a Subsidiary of Teva to take any action, such requirement shall be deemed to include an undertaking on the part of Teva to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Sicor to take any action, such requirement shall be deemed to include an undertaking on the part of Sicor to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.11 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

10.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Teva may designate, by written notice to Sicor, another wholly-owned direct or indirect subsidiary to be a constituent corporation in lieu of Merger Sub, so long as such designation would not reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any Teva Required Statutory Approval or Sicor Required Statutory Approval or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay the consummation of the Merger. If the requirements of the previous sentence are met and Teva wishes to designate another wholly-owned direct or indirect subsidiary to be a constituent corporation in lieu of Merger Sub, then, all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.

IN WITNESS WHEREOF, this Agreement has been duly executed, acknowledged and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SICOR INC.

By:	/s/ MARVIN SAMSON
Name: Marvin Samson
Title: President and Chief Executive Officer

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s ISRAEL MAKOV
Name: Israel Makov
Title: Chief Executive Officer

By:	/s/ ELI SHOHET
Name: Eli Shohet
Title: Vice President - Business Development

SILICON ACQUISITION SUB, INC.

By:	/s/ ELI SHOHET
Name: Eli Shohet
Title: Vice President

Annex B

OPINION OF BEAR, STEARNS & CO. INC.

October 31, 2003

The Board of Directors

SICOR Inc.

19 Hughes

Irvine, CA 92618

Gentlemen:

We understand that SICOR Inc. (“SICOR”) and Teva Pharmaceutical Industries Limited (“Teva”) will enter into an Agreement and Plan of Merger (the “Merger Agreement”) to be dated October 31, 2003, pursuant to which Silicon Acquisition Sub, Inc. (“Merger sub”), a wholly owned subsidiary of Teva, will merge with and into SICOR (the “Merger”). Pursuant to the Merger Agreement, each share of SICOR Common Stock (the “SICOR Common Stock”) outstanding shall be converted into the right to receive: (i) $16.50 per share in cash (the “Cash Consideration”) and (ii) 0.1906 ordinary shares, par value NIS 0.10 each, of Teva Common Stock, which will trade in the form of American Depositary Shares evidenced by American Depository Receipts (the “Teva Common Stock”) (such shares of Teva Common Stock, the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). You have provided us with a draft of the Merger Agreement, which is in substantially final form.

You have asked us to render our opinion as to whether the Merger Consideration to be received is fair, from a financial point of view, to the shareholders of SICOR.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a draft of the Merger Agreement, which did not materially differ from the executed copy of such agreement;

•	reviewed SICOR’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1999 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2003, its preliminary results for the quarter ended September 30, 2003 and its Current Reports on Form 8-K filed with the Securities and Exchange Commission during the three years ended the date hereof;

•	reviewed certain operating and financial information relating to SICOR’s business and prospects, including projections for the five years ended December 31, 2007, all as prepared and provided to us by SICOR’s management;

•	met with certain members of SICOR’s senior management to discuss SICOR’s business, operations, historical and projected financial results and future prospects;

•	reviewed Teva’s Annual Reports on Form 20-F for the years ended December 31, 1999 through 2002, its Reports of Foreign Private Issuer containing its quarterly reports on Form 6-K for the periods ended March 31 and June 30, 2003, and its Reports on Form 6-K filed with the Securities and Exchange Commission during the three years ended the date hereof;

•	reviewed certain operating and financial information relating to Teva’s business and prospects, including projections for the three years ended December 31, 2005, all as prepared and provided to us by Teva’s management;

•	met with certain members of Teva’s senior management to discuss Teva’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the SICOR Common Stock and Teva Common Stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to SICOR and Teva, as appropriate;

•	reviewed the terms of recent mergers and acquisitions of companies which we deemed generally relevant to SICOR and the Merger;

•	performed discounted cash flow analyses based on the projections for SICOR furnished to us by SICOR’s management; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by SICOR and Teva, including, without limitation, the projections for each company. With respect to SICOR’s and Teva’s projected financial results, we have relied on representations that such projected financial results have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of SICOR and Teva, respectively, as to the expected future performance of SICOR and Teva, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of SICOR and Teva, respectively, that they are unaware of any facts that would make the information and projections and assumptions provided to us materially incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of SICOR or Teva, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors of SICOR to solicit indications of interest from various third parties regarding a transaction with SICOR, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Merger would be consummated in a timely manner and in accordance with the terms of the draft copy of the Merger Agreement reviewed by us without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on SICOR or Teva.

We do not express any opinion as to the price or range of prices at which the shares of SICOR Common Stock, Teva ordinary shares or Teva Common Stock may trade subsequent to the announcement of the Merger or as to the price or range of prices at which Teva ordinary shares or Teva Common Stock may trade subsequent to the consummation of the Merger.

We have acted as a financial advisor to SICOR in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of SICOR and/or Teva for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of SICOR in its evaluation of the Merger and does not constitute a recommendation to the Board of Directors of SICOR or any holders of SICOR Common Stock as to how to vote in connection with the Merger. This opinion does not address SICOR’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for SICOR or the relative effects of any alternative transaction in which SICOR might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement / prospectus to be distributed to the holders of SICOR Common Stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us by SICOR and Teva management, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received is fair, from a financial point of view, to the shareholders of SICOR.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/S/ KEVIN P. CLARKE
Senior Managing Director

Annex C

DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to§ 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to§ 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Part Six, Chapter Three of Israel’s Companies Laws 5759-1999 includes the following sections relating to indemnification and insurance of directors and officers:

“Article Three: Exemption, Indemnification and Insurance

Company’s power to grant exemption, indemnification and insurance

258.	(a) A company does not have the right to grant any of its officers exemption from his responsibility for a breach of trust toward it.

(b)	A company has the right to grant an officer exemption from his responsibility for a breach of the obligation of caution toward it only in accordance with the provisions of this Chapter.

(c)	A company has the right to insure the responsibility of its officer or to indemnify him only in accordance with the provisions of this Chapter.

Authorization to grant exemption

259.	A company may in advance exempt its officer from all or some of his responsibility for damage due to his violation of the obligation of caution toward it, if there is a provision to that end in the Articles of Association.

Permission on the matter of indemnification

260.

(a)    If the company’s articles of association include one of the provisions specified in subsection (b), then it may indemnify its officer in respect of a liability or expense specified in paragraphs (1) and (2), with which he was charged in consequence of an act which he performed by virtue of being its officer:

(1)	a monetary liability imposed on him by a judgment in favor of another person, including a judgment imposed on him in a compromise or in an arbitrator’s decision that was approved by a Court;

(2)	reasonable legal expenses, including advocates’ fees, which the officer incurred or with which he was charged by the Court, in a proceeding brought against him by the company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent.

(b)	The provision on indemnification in the Articles of Association can be any one of the following:

(1)	a provision that permits the company to give an undertaking in advance that it will indemnify its officer, on condition that the undertaking be limited to categories of events which in the Board of Directors’ opinion can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances (hereafter: undertaking to indemnify);

(2)	a provision that permits the company to indemnify its officer retroactively (hereafter: permission to indemnify).

Insurance of liability

261.	If the company’s Articles of Association include a provision to that end, then it may enter into a contract for the insurance of an officer’s responsibility for any liability that will be imposed on him in consequence of an act which he performed by virtue of being its officer, in each of the following circumstances:

(1)	violation of the obligation of caution towards the company or towards another person;

(2)	breach of trust against the company, on condition that the officer acted in good faith and that he had reasonable grounds to assume that the act would not cause the company any harm;

(3)	a monetary obligation that will be imposed on him to the benefit of another person.

Change of articles of association

262.	(a) In a private company in which the shares are divided into classes, a decision to include a provision on exemption or indemnification in the articles of association requires – in addition to approval by the General Meeting – also approval by Class Meetings.

(b)	In a public company, in which the officer is a controlling member as defined in section 268, the decision of the General Meeting to include a provision on exemption, indemnification or insurance in the Articles of Association requires – in addition to the majority required for a change of the Articles of Association – also approval by the shareholders who do not have a personal interest in the approval of the decision, as required in respect of an exceptional transaction under the provisions of section 275(3)(a).

Invalid provisions

263.	A provision in the Articles of Association, which permits the company to enter into a contract for the insurance of its officer; a provision in the Articles of Association or a Board of Directors decision to permit indemnification of an officer; or a provision in the articles of association that exempts an officer from responsibility toward the company for any of the following shall not be valid:

(1)	a breach of trust, except as said in section 261(2);

(2)	a violation of the obligation of caution, which was committed intentionally or recklessly;

(3)	an act committed with the intention to realize a personal unlawful profit;

(4)	a fine or monetary composition imposed on him.

No conditions

264.	(a) Any provision in the Articles of Association, in a contract or given in any other manner, which directly or indirectly makes the provisions of this Article conditional shall be of no effect.

(b)	An undertaking to indemnify or to insure an officer’s responsibility in consequence of a breach of trust toward the company shall not be valid, and an officer shall not, directly or indirectly, accept such an undertaking; acceptance of a said undertaking constitutes a breach of trust.”

Teva’s officers and directors have purchased a liability insurance policy which insures them against expenses and liabilities of the type normally insured against under such policies.

The amended Articles of Association include amendments to provisions under which directors or officers of Teva are or may be insured or indemnified against liability which they may incur in their capacities as such.

Articles 102 through 105 of Teva’s amended Articles of Association provide as follows:

102.	Subject to the provisions of the Law, the Company shall be entitled to engage in a contract for insurance of the liability of any officer of the Company, in whole or in part, as a result of any of the following:

(a)	Breach of a duty of care vis-à-vis the Company or vis-à-vis another person;

(b)	Breach of a fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had reasonable grounds to believe that the action in question would not adversely affect the Company;

(c)	Financial liability which shall be imposed upon said officer in favor of another person as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

103.	Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company as a result of any of the following:

(a)	Financial liability which shall be imposed upon said officer in favor of another person by virtue of a decision by a court of law, including a decision by way of compromise or a decision in arbitration which has been confirmed by a court of law, as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

(b)	Reasonable expenses with regard to litigation, including legal fees, which said officer shall have expended or shall have been obligated to expend by a court of law, in any proceedings which shall have been filed against said officer by or on behalf of the Company or by another person, or with regard to any criminal charge of which said officer was acquitted, or with regard to any criminal charge of which said officer was convicted which does not require proof of criminal intent, all as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

All of the above shall apply, provided that the obligation to indemnification shall be limited to the types of events which, in the opinion of the Board of Directors, could have been foreseen at the time that the obligation to indemnification was given, and to the amount determined by the Board of Directors as reasonable under the circumstances of the case.

104.	Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company retroactively, for any liability or expenditure as set forth in Article 103 above, which was imposed upon said officer as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

105.	Subject to the provisions of the Law, the Company shall be entitled, in advance, to exempt any officer of the Company from liability, in whole or in part, with regard to damage incurred as a result of the breach of duty of care vis-à-vis the Company.

Item 21. Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings

(a)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(e)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Israel, on December 12, 2003.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/S/ ISRAEL MAKOV
Israel Makov
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date

*	Chairman	December 12, 2003
Eli Hurvitz

/S/ ISRAEL MAKOV	President and Chief Executive Officer	December 12, 2003
Israel Makov

/S/ DAN S. SUESSKIND Dan S. Suesskind	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 12, 2003

*	Director	December 12, 2003
Ruth Cheshin

*	Director	December 12, 2003
Abraham E. Cohen

*	Director	December 12, 2003
Leslie Dan

*	Director	December 12, 2003
Amir Elstein

*	Director	December 12, 2003
Meir Heth

*	Director	December 12, 2003
Moshe Many

*	Director	December 12, 2003
Leora Meridor

*	Director	December 12, 2003
Max Reis

*	Director	December 12, 2003
Michael Sela

*	Director	December 12, 2003
Dov Shafir

*	Director	December 12, 2003
Gabriela Shalev

*	Director	December 12, 2003
Harold Snyder

/S/ WILLIAM A. FLETCHER	Authorized U.S. Representative	December 12, 2003
William A. Fletcher

*By:	/S/ DAN S. SUESSKIND

Dan S. Suesskind Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Amended and Restated Agreement and Plan of Merger, dated as of November 25, 2003, by and among SICOR Inc., Teva Pharmaceutical Industries Limited and Silicon Acquisition Sub, Inc. (included as Annex A to the proxy statement/prospectus included in this Registration Statement)

2.2	Stockholders Agreement, dated as of October 31, 2003, by and among Teva Pharmaceutical Industries Limited and certain SICOR Inc. stockholders named therein (incorporated by reference to Exhibit 10.2 to Teva Pharmaceutical Industries Limited’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 5, 2003)

3.1	Memorandum of Association of Teva Pharmaceutical Industries Limited (English translation or summary from Hebrew original, which is the official version) (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-102259))

3.2	Restated Articles of Association of Teva Pharmaceutical Industries Limited (English translation or summary from Hebrew original, which is the official version) (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-3 (Reg. No. 333-102259)).

4.1	Amended and Restated Deposit Agreement, dated February 12, 1997, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depositary, and the holders from time to time of ADRs (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-11474)).

4.2	Form of American Depositary Receipt (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-11474)).

5.1	Opinion of Tulchinsky-Stern & Co.*

5.2	Opinion of Willkie Farr & Gallagher LLP*

23.1	Consent of Tulchinsky-Stern & Co. (included as part of Exhibit 5.1 to this Registration Statement)*

23.2	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.2 to this Registration Statement)*

23.3	Consent of Kesselman & Kesselman

23.4	Consent of KPMG Hungaria Kft

23.5	Consent of Ehrenkrantz Sterling & Co. LLC

23.6	Consent of Ernst & Young, LLP

23.7	Consent of Bear, Stearns & Co. Inc.

24.1	Power of Attorney (included on the signature pages of this Registration Statement)*

99.1	Form of Proxy Card

*	Previously filed.